UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

ITEM
1.	Call notice to the annual and extraordinary general shareholders’ meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

2.	Manual for Participation in the annual and extraordinary general shareholders’ meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

3.	Minutes of the board of directors meeting held on March 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

4.	Management proposal for the annual and extraordinary general shareholders’ meetings to be held on March 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 1, 2020

Item 1

Call notice to the annual and extraordinary general shareholders’ meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meetings to be jointly held at 12 p.m. of April 30, 2020 (“Meetings”), at the Company’s principal place of business at Avenida Alexandre Colares, No 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, in order to resolve upon the following matters included in the agenda:

At the Annual General Meeting:

(1) to receive the management accounts, examine, discuss and vote on the management report and the financial statements, accompanied by the independent auditors’ report, for the fiscal year ended on December 31, 2019;

(2) to examine, discuss and vote the proposals of allocation of losses assessed in the fiscal year ended on December 31, 2019 to the accrued losses account of the Company;

(3) to define the number of members for the Company’s Board of Directors;

(4) to resolve on the independence of the candidates to the positions of members of the Board of Directors;

(5) to appoint the members of the Company’s Board of Directors, for the unified term of office set forth in the Bylaws, which will be equal to either one (1) year or, in case of approval of the increase in the unified term of office included in the agenda for the Extraordinary General Meeting to be held on the same date, two (2) years; and

(6) to fix the overall compensation of the Company’s managers, to be paid up to the date of the annual general meeting at which the Company shareholders vote on the financial statements for the fiscal year ending on December 31, 2020.

At the Extraordinary General Meeting:

(1) to resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2019 into the capital reserve account related to the premium in the issue/sale of shares;

(2) to resolve on the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws, to (i) change the unified term of office of the Board of Directors from up to one (1) year to two (2) years; (ii) create the position of Chief Executive of the Group and to specify its attributions; (iii) change and specify the attributions of the Co-Chairmen and of the Executive Chairman of the Board of Directors and; and (iv) implement adjustments to the operation rules and competences of the Board of Directors;

(3) to resolve on the amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c”, to article 25 of the Company’s Bylaws, to change the composition and structure of the Executive Board of the Company, in order to create and assign specific roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group;

(4) to resolve on the creation of the Group Operating Committee, in order to assist, advise and provide support to the leadership and management of the interests of the Natura group, as well as to specify its duties, with the respective creation of Subsection IV to Section II of Chapter III of the Company’s Bylaws;

(5) to resolve upon the amendment to article 41 and the exclusion of current article 42, sole paragraph, from the Company’s Bylaws, as a result of the Company’s current shareholding structure; and

(6) to resolve upon the restatement of the Company’s Bylaws, including with the renumbering of articles, to reflect the modifications indicated above, as well as the amendment to article 5 of the Bylaws to state the updated figures for both the capital stock amount and the number of shares.

General Information:

As required by Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”), and save in case of a legal order to the contrary, the Company shall hold the in-person Meeting at its principal place of business. Notwithstanding that, as it is known to its shareholders, Brazil and the world are facing a delicate situation, with the new coronavirus (COVID-19). The measures recommended by the authorities to hinder its propagation include avoiding agglomerations of people, such as general meetings.

In this regard, in conformity with said recommendations and to decrease the risk of propagation of coronavirus, the Company’s management recommends that its shareholders exercise their voting rights by means of remote voting bulletins (“Bulletin”), made available by the Company pursuant to CVM Rule 481, of December 17, 2009 (“CVM Rule No. 481”), avoiding personal attendance at the AEGM.

Participants to the Meetings may be shareholders of registered common shares without par value, issued by the Company, on their own behalf, by their legal representatives or attorneys-in-fact, provided that said shares are kept in their name with the financial depository institution in charge of the Company’s book-entry share service, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of Law No. 6,404/76. Those shareholders participating in the Fungible Custody of Registered Shares of B3 S.A. – Brasil, Bolsa, Balcão who wish to participate in the Meetings shall present an updated statement of their shareholding position supplied by the custodian institution.

We request from the shareholders that the powers of attorney with special powers for representation at the Meetings be filed in the principal place of business of the Company, in care of “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”, at Avenida Alexandre Colares, No. 1.188, room A 17, block A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo, State of São Paulo.

We inform that, if the shareholder opts for the exercise of the remote voting right, he/she may send the Bulletin by the following channels: (1) in case of shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú; (2) in case they have shares issued by the Company deposited with custody institutions, sent the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or, still, (3) directly to the Company, according to instructions and terms contained in the Meeting Participation Manual and in the Bulletin. For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Rule No. 481/09, as well as the instructions and terms contained in the Meeting Participation Manual and in the Bulletin.

We request that the shareholders to present themselves prior to the start time of the Meetings indicated in this call notice, by taking an updated proof of the ownership of the registered common shares without par value issued by the Company, issued by Itaú and/or by a custodian institution in the forty-eight hour (48) period prior to the start time of the Meetings, as well as the following documents: (i) individual shareholders: an identification document with photograph; (ii) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); (iii) shareholders that are investment funds: certified copies of the latest restated rules of the fund, bylaws or articles of association of its managers and evidentiary documentation of representation (minutes of the election of the officers and/or power of attorney and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

To better organize the AEGM, we ask the shareholder to also send the documents to the Company in advance, forwarding the digital copies of the Bulletin and the abovementioned documents to the following electronic address: ri@natura.net. In any case, under article 21-B of CVM Rule No. 481/09, it is crucial for the Company to receive the original Bulletin and a certified copy of the other documents previously sent by e-mail by the shareholder by April 23, 2020 (including such date), to the attention of “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”, at Avenida Alexandre Colares, No. 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo, State of São Paulo.

Within three (3) days after the receipt of the hard copies of said documents, the Company shall send a notice to the shareholder to the e-mail address stated by the shareholder in the Bulletin1, regarding the receipt of the documents and the acceptance thereof.

We inform that the Manual for Participation at the Meetings, the Management Proposal and other documents set forth in law and in applicable regulation are available to the shareholders, at the Company’s principal place of business located at Avenida Alexandre Colares, No. 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo, State of São Paulo, the Company’s Investors Relations page (https://natu.infoinvest.com.br/), the Brazilian Securities Commission page (www.cvm.gov.br) and the page of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all necessary information for a greater best understanding of the matters above, in line with paragraph 6 of article 124, of article 133 and paragraph 3 of article 135 of Law No. 6,044/76 and article 6 of CVM Rule No. 481/09.

The minimum percentage for adoption of the multiple voting procedure for election of the members of the Board of Directors is of five percent (5%), pursuant to article 3 of CVM Rule No. 481/09. Also, pursuant to paragraph 1 of article 141 of Law 6,404/76, the request for adoption of the multiple voting must be made by the shareholders up to forty-eight (48) hours before the Annual General Meeting.

São Paulo, March 31, 2020.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

_______________
1 The shareholder must state its contact e-mail address in the Bulletin (field: “E-mail address for the shareholder to submission of confirmation of receipt of the Bulletin by the Company”)

Item 2

Manual for Participation in the annual and extraordinary general shareholders’ meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Manual for Participation in the Annual and Extraordinary General Meetings

April 30, 2020

1. Invitation

2. Procedures and Terms

3. Call Notice

4. Information on the Matters Subject to Resolution

5. Interesting Links

1. INVITATION

Natura &Co Holding S.A. (“Company” or “Natura &Co”) invites its shareholders to attend the Annual and Extraordinary General Meetings (“AEGM” or “Meetings”) to be held at 12 p.m. on April 30, 2020, at its principal place of business, located at Avenida Alexandre Colares, No. 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo, State of São Paulo, Brazil, in order to resolve the matters contained in the call notice, according to item 3 of this Manual for Participation in the Meetings (“Manual”).

With the purpose of facilitating and encouraging the participation in the Meetings, the Company will make available, through the worldwide web, the information and documents set out in Law No. 6,404, of December 15, 1976 (“Corporations Act”) and CVM Rule No. 481, of December 17, 2009 (“CVM Rule No. 481”).

Please feel free to examine the Management Proposal and other documents related to the AEGM at Natura&Co Investors Relations website (https://natu.infoinvest.com.br/), the Brazilian Securities and Exchange Commission website (www.cvm.gov.br), the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

As required by the Corporations Act, and save in case of a legal order to the contrary, the Company shall hold the in-person AEGM at its principal place of business. Notwithstanding that, as known to its shareholders, Brazil and the world are facing a delicate situation, with the new coronavirus (COVID-19). The measures recommended by the authorities to hinder its propagation include avoiding agglomerations of people, such as general meetings.

In this regard, in conformity with said recommendations and to decrease the risk of propagation of coronavirus, the Company’s administration recommends that its shareholders exercise their voting rights by means of remote voting bulletins (“Bulletin”), made available by the Company pursuant to CVM Rule 481, avoiding personal attendance at the AEGM.

São Paulo, March 31, 2020.

José Antonio de Almeida Filippo

Finance and Investor Relations Officer

2. PROCEDURES AND TERMS

Shareholders attendance in the Meetings is extremely important.

For the instatement of the AGM, upon first call, the attendance of Shareholder representing at least one-fourth (1/4) of registered common shares without par value issued by the Company shall be necessary, pursuant to the provisions of article 135 of the Corporations Act. For the instatement of the EGM, upon first call, the attendance of Shareholder representing at least two-thirds (2/3) of registered common shares without par value issued by the Company shall be necessary, pursuant to the provisions of article 135 of the Corporations Act.

In case such quorum is not reached, the Company will announce a new date for the Meetings to be held and may, upon second call, be instated with any given number of attending Shareholders.

The Shareholders shall go to the Company’s principal place of business, on the date of the Meetings, and cast their votes or, if they may not be present, they may appoint a Proxy, observing the representation rules described as follows. The Shareholders may also cast their votes by sending in the Bulletin, as provided for in CVM Rule No. 481.

2.1. Attending Shareholder

The Company shall begin the registration of Shareholders to attend the Meetings soon after publication of the Call Notice.

Shareholders who opt for attending the Meetings in person are requested to register up to April 24, 2020 (including such date), by means of remittance of the necessary documents in attention to “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”, in the Company’s principal place of business.

In case of doubt, please contact Natura & Co. Investors Relations Board either via email (ri@natura.net) or on telephone numbers +55 (11) 4389-7881 or +55 (11) 99926-0173.

On the day of the AEGM, the Company shall begin the registration of shareholders to attend the Meetings at 11.45 a.m. in the Company’s principal place of business, location where the Meetings will be held. The shareholders who wish to attend the AEGM shall present themselves, with a reasonable advance, at the time indicated in the Call Notice (12 p.m.), with the following documents, except if already delivered upon the previous registration:

#	Shareholder	Required Documents
1	Individual	A certified copy of the identification document with shareholder’s photo. Example: ID Card RG, Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder.
2	Legal Entity

Certified copies of the following documents:

- restated bylaws or the most recent articles of organization and corporate documents that may evidence the Shareholder’s legal representation; and

- identification document of the legal representative according to item 1 above.

3	Shareholder appointed as Investment Fund

Certified copies of the following documents:

- the most recent restated regulations of the fund;

- the most recent restated bylaws or corporate acts of the administrator or manager, as the case may be, in accordance with the voting policy of the fund and corporate documents that may evidence representation powers; and

- identification document of the legal representative according to item 1 above.

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

We remind that the purpose of the request for previous registration is to facilitate the preparation works of the AEGM, not representing any obstacle to participation of the shareholder.

2.2. Shareholders Represented by Proxy

The Shareholder who cannot personally attend the Meetings may be represented by Proxy appointed less the one (1) year ago, as set out in paragraph 1 of article 126 of the Corporations Act.

The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporations Act, may only be granted to people who meet at least one of the following requisites:

i.	to be a shareholder or manager of the Company;

ii.	to be a lawyer; or

iii.	to be a financial institution.

For the shareholders who are legal entities, according to understanding of the CVM Board at a meeting held on November 4, 2014 (CVM Proceedings RJ2014/3578), the proxy does not need to be:

i.	a shareholder or manager of the Company;

ii.	a lawyer; or

iii.	a financial institution.

The Company shall begin the registration of Shareholders represented by proxy soon after publication of the Call Notice.

Shareholders who opt for being represented by proxy are requested to register up to April 24, 2020 (including such date), by means of remittance of the necessary documents in attention to “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”, in the Company’s Principal Place of Business.

In case of doubt, please contact Natura &Co Investors Relations Board either via email (ri@natura.net) or on telephone numbers +55 (11) 4389-7881 or +55 (11) 99926-0173.

On the day of the AEGM, the Company shall begin the registration of shareholders represented by proxy to participate in the Meetings at 11.45 a.m. in the Company’s principal place of business, location where the Meetings will be held. The shareholder’s proxy shall present him/herself with a reasonable advance, at the time indicated in the Call Notice (12 p.m.), with the following documents, except if already delivered upon the previous registration:

i.	Power of attorney granted by the Shareholder to the Proxy;

ii.	A certified copy of the identification document with Proxy’s photo (Examples: ID Card RG, Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder);

iii.	Evidence of ownership of the shares issued by the Company; and

iv.	Documents of the Shareholder listed in the chart in item 2.1 above, as the case may be.

We remind that the purpose of the request for previous delivery of the power of attorney by the shareholders who intend to be represented by a legally appointed Proxy is to facilitate preparation works of the AEGM, not representing any obstacle to their participation.

2.3. Participation by Remote Voting

The Shareholders may also cast their votes by means of remittance of the Bulletin, as provided for in CVM Rule No. 481. The remittance of the vote shall be formalized by the Bulletin, according to versions made available by the Company on its Investor Relations website (https://natu.infoinvest.com.br/), on the Brazilian Securities and Exchange Commission website (www.cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

In the Bulletin, the following data must be filled in: (i) full name or corporate name; and (ii) Register number with the Ministry of Economy, whether in case of legal entities (CNPJ) or individuals (CPF). Providing an e-mail address is advisable but not mandatory.

Any shareholder who opts for exercising their remote voting right may (i) fill out the Bulletin and submit it directly to the Company; (ii) in case they have shares issued by the Company deposited with custody institutions, sent the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or (iii) in case of shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), submit the voting instructions to Itaú, subject to the procedures established and documents demanded thereby.

For this Bulletin to be considered valid and for the votes cast through it to be counted as an integral part of the quorum of AEGM (i) all fields must be properly filled; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) the shareholder (or their legal representative, as the case may be) shall sign it at the end.

The deadline for submission of the Bulletin directly to the Company or through service providers (as per article 21-B of CVM Rule 481) is April 23, 2020 (including such date). The Bulletin received after such date shall be disregarded.

The shareholder that chooses to exercise their remote voting right by sending the Bulletin directly to the Company must forward the documents listed below to the Company’s principal place of business located at Avenida Alexandre Colares, No. 1188, room A17, block A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, in attention to “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”:

(i) a hard copy of the Bulletin, duly filled out, initialed and signed, with the signature being certified by a notary public; and

(ii) certified copy of the following documents: (a) individual shareholders: identification document with a photograph; (b) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: certified copies of the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Bulletin and the relevant documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AEGM, if the Company receives the hard copy of such documents as per items (i) and (ii) above, up to seven (7) days before the date the AEGM is to be held, that is, April 23, 2020 (including such date). The Bulletin and the relevant documentation received after such date shall be disregarded.

To better organize the AEGM, we ask the shareholder to also send the documents to the Company in advance, forwarding the digital copies of the Bulletin and the abovementioned documents to the electronic address ri@natura.net (Subject: Remote Voting Bulletin).

Once the Bulletin and other required documentation have been received in their hard copies, the Company will inform the shareholder, within three (3) days, of the receipt of the Bulletin, and if the Bulletin and any supporting documents are not sufficient for the Shareholder vote to be deemed valid, or if there is need of rectification or new submission of the Bulletin or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

The Shareholder may rectify or resend the Bulletin or the documents attached, observing the deadline of April 23, 2020 (including such date). The Bulletin and/or their supporting documents received after such date shall be disregarded.

2.4. Conflict of Interests

During the holding of the AEGM, as it occurs in the meetings of the Company’s management and inspection bodies, the attending Shareholders must pronounce themselves upon the existence of any situation of conflict of interests in any matters under discussion or subject to resolution, in which their independence might be jeopardized. Attending shareholders who have knowledge of a situation of conflict in relation to another Shareholder and the matter subject to resolution shall also pronounce themselves.

Upon pronouncement of a conflict of interests, the conflicted Shareholder shall abstain from taking part in the resolution in relation to that matter. In case the conflicted Shareholder refuses to abstain from the resolutions, the president of the AEGM shall determine the annulment of the conflicted votes cast, even after the meeting.

3. CALL NOTICE

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meetings to be jointly held at 12 p.m. of April 30, 2020 (“Meetings”), at the Company’s principal place of business at Avenida Alexandre Colares, No 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, in order to resolve upon the following matters included in the agenda:

At the Annual General Meeting:

(1) to receive the management accounts, examine, discuss and vote on the management report and the financial statements, accompanied by the independent auditors’ report, for the fiscal year ended on December 31, 2019;

(2) to examine, discuss and vote the proposals of allocation of losses assessed in the fiscal year ended on December 31, 2019 to the accrued losses account of the Company;

(3) to define the number of members for the Company’s Board of Directors;

(4) to resolve on the independence of the candidates to the positions of members of the Board of Directors;

(5) to appoint the members of the Company’s Board of Directors, for the unified term of office set forth in the Bylaws, which will be equal to either one (1) year or, in case of approval of the increase in the unified term of office included in the agenda for the Extraordinary General Meeting to be held on the same date, two (2) years; and

(6) to fix the overall compensation of the Company’s managers, to be paid up to the date of the annual general meeting at which the Company shareholders vote on the financial statements for the fiscal year ending on December 31, 2020.

At the Extraordinary General Meeting:

(1) to resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2019 into the capital reserve account related to the premium in the issue/sale of shares;

(2) to resolve on the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws, to (i) change the unified term of office of the Board of Directors from up to one (1) year to two (2) years; (ii) create the position of Chief Executive of the Group and to specify its attributions; (iii) change and specify the attributions of the Co-Chairmen and of the Executive Chairman of the Board of Directors and; and (iv) implement adjustments to the operation rules and competences of the Board of Directors;

(3) to resolve on the amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c”, to article 25 of the Company’s Bylaws, to change the composition and structure of the Executive Board of the Company, in order to create and assign specific roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group;

(4) to resolve on the creation of the Group Operating Committee, in order to assist, advise and provide support to the leadership and management of the interests of the Natura group, as well as to specify its duties, with the respective creation of Subsection IV to Section II of Chapter III of the Company’s Bylaws;

(5) to resolve upon the amendment to article 41 and the exclusion of current article 42, sole paragraph, from the Company’s Bylaws, as a result of the Company’s current shareholding structure; and

(6) to resolve upon the restatement of the Company’s Bylaws, including with the renumbering of articles, to reflect the modifications indicated above, as well as the amendment to article 5 of the Bylaws to state the updated figures for both the capital stock amount and the number of shares.

General Information:

As required by Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”), and save in case of a legal order to the contrary, the Company shall hold the in-person Meeting at its principal place of business. Notwithstanding that, as it is known to its shareholders, Brazil and the world are facing a delicate situation, with the new coronavirus (COVID-19). The measures recommended by the authorities to hinder its propagation include avoiding agglomerations of people, such as general meetings.

In this regard, in conformity with said recommendations and to decrease the risk of propagation of coronavirus, the Company’s management recommends that its shareholders exercise their voting rights by means of remote voting bulletins (“Bulletin”), made available by the Company pursuant to CVM Rule 481, of December 17, 2009 (“CVM Rule No. 481”), avoiding personal attendance at the AEGM.

Participants to the Meetings may be shareholders of registered common shares without par value, issued by the Company, on their own behalf, by their legal representatives or attorneys-in-fact, provided that said shares are kept in their name with the financial depository institution in charge of the Company’s book-entry share service, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of Law No. 6,404/76. Those shareholders participating in the Fungible Custody of Registered Shares of B3 S.A. – Brasil, Bolsa, Balcão who wish to participate in the Meetings shall present an updated statement of their shareholding position supplied by the custodian institution.

We request from the shareholders that the powers of attorney with special powers for representation at the Meetings be filed in the principal place of business of the Company, in care of “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”, at Avenida Alexandre Colares, No. 1.188, roomA 17, block A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo, State of São Paulo.

We inform that, if the shareholder opts for the exercise of the remote voting right, he/she may send the Bulletin by the following channels: (1) in case of shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú; (2) in case they have shares issued by the Company deposited with custody institutions, sent the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or, still, (3) directly to the Company, according to instructions and terms contained in the Meeting Participation Manual and in the Bulletin. For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Rule No. 481/09, as well as the instructions and terms contained in the Meeting Participation Manual and in the Bulletin.

We request that the shareholders to present themselves prior to the start time of the Meetings indicated in this call notice, by taking an updated proof of the ownership of the registered common shares without par value issued by the Company, issued by Itaú and/or by a custodian institution in the forty-eight hour (48) period prior to the start time of the Meetings, as well as the following documents: (i) individual shareholders: an identification document with photograph; (ii) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); (iii) shareholders that are investment funds: certified copies of the latest restated rules of the fund, bylaws or articles of association of its managers and evidentiary documentation of representation (minutes of the election of the officers and/or power of attorney and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

To better organize the AEGM, we ask the shareholder to also send the documents to the Company in advance, forwarding the digital copies of the Bulletin and the abovementioned documents to the following electronic address: ri@natura.net. In any case, under article 21-B of CVM Rule No. 481/09, it is crucial for the Company to receive the original Bulletin and a certified copy of the other documents previously sent by e-mail by the shareholder by April 23, 2020 (including such date), to the attention of “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”, at Avenida Alexandre Colares, No. 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo, State of São Paulo.

Within three (3) days after the receipt of the hard copies of said documents, the Company shall send a notice to the shareholder to the e-mail address stated by the shareholder in the Bulletin2, regarding the receipt of the documents and the acceptance thereof.

We inform that the Manual for Participation at the Meetings, the Management Proposal and other documents set forth in law and in applicable regulation are available to the shareholders, at the Company’s principal place of business located at Avenida Alexandre Colares, No. 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo, State of São Paulo, the Company’s Investors Relations page (https://natu.infoinvest.com.br/), the Brazilian Securities Commission page (www.cvm.gov.br) and the page of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all necessary information for a greater best understanding of the matters above, in line with paragraph 6 of article 124, of article 133 and paragraph 3 of article 135 of Law No. 6,044/76 and article 6 of CVM Rule No. 481/09.

The minimum percentage for adoption of the multiple voting procedure for election of the members of the Board of Directors is of five percent (5%), pursuant to article 3 of CVM Rule No. 481/09. Also, pursuant to paragraph 1 of article 141 of Law 6,404/76, the request for adoption of the multiple voting must be made by the shareholders up to forty-eight (48) hours before the Annual General Meeting.

São Paulo, March 31, 2020.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

____________________
2 The shareholder must state its contact e-mail address in the Bulletin (field: “E-mail address for the shareholder to submission of confirmation of receipt of the Bulletin by the Company”).

4. INFORMATION ON THE MATTERS SUBJECT TO RESOLUTION

To obtain information on the matters subject to resolution in the Meetings, please refer to the Management Proposal and other documents related to the AEGM made available by the Company at its Investor Relations website (https://natu.infoinvest.com.br/), at the Brazilian Securities and Exchange Commission website ((www.cvm.gov.br), at the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

5. INTERESTING LINKS

www.natura.com.br/: Company’s website

www.natu.infoinvest.com.br/: Company’s Investors Relations

www.cvm.gov.br: Legislation applicable to Joint Stock Companies and Information on the Company

www.b3.com.br: Novo Mercado Listing Rules

www.ibgc.org.br: Instituto Brasileiro de Governança Corporativa (Brazilian Institute for Corporate Governance)

www.abihpec.org.br: Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos (Brazilian Association of the Toiletry, Perfume, and Cosmetics Industry)

www.abevd.org.br: Associação Brasileira de Empresas de Vendas Diretas (Brazilian Association of Direct Sales Companies)

Item 3

Minutes of the board of directors meeting held on March 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration Number (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on March 30, 2020.

I.         Date, Time and Place: On March 30, 2020, at 8 a.m., by conference call.

II.        Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors, under paragraph 2, article 15 of the Bylaws of Natura &Co Holding S.A. (“Company”).

III.        Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, and Andrew George McMaster Jr., independent board member. Mr. Moacir Salzstein, secretary, was also present.

IV.        Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting, and invited Mr. Moacir Salzstein to act as secretary.

V.         Agenda: To resolve on the following topics:

(1)        to recommend the approval, by the Company’s shareholders, to meet at the Company’s annual and special general meetings to be held on April 24, 2020 (“AEGM”), of the global compensation proposal of the Company’s members of the Board of Directors and of the Board of Officers;

(2)        to recommend the approval, by the Company’s shareholders, to meet at the AEGM, of the absorption of the losses assessed in the fiscal year ended on December 31, 2019 by the capital reserve account related to the premium in the issue/sale of shares;

(3)       to recommend the approval, by the Company’s shareholders, to meet at the AEGM, of the following amendments to the Company’s Bylaws:

(i) the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws, to (i) change the unified term of office of the Board of Directors from up to one (1) year to two (2) years; (ii) create the position of Chief Executive of the Group and to specify its attributions; (iii) change and specify the attributions of the Co-Chairmen and of the Executive Chairman of the Board of Directors and; and (iv) implement adjustments to the operation rules and competences of the Board of Directors;

(ii) the amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c”, to paragraph 2 of article 25 of the Company’s Bylaws, to change the composition and structure of the Executive Board of the Company, in order to create and assign specific roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group;

(iii) the creation of the Group Operating Committee, in order to assist, advise and provide support to the leadership and management of the interests of the Natura group, as well as to specify its duties, with the respective creation of Subsection IV to Section II of Chapter III of the Company’s Bylaws; and

(iv) the amendment to article 41 and the exclusion of current article 42, sole paragraph, from the Company’s Bylaws, as a result of the Company’s current shareholding structure;

(4)        recommend the approval, by the Company’s shareholders, to meet at the AEGM, of the restatement of the Company’s Bylaws, including with the renumbering of articles, to reflect the modifications indicated above, as well as the amendment to article 5 of the Bylaws to state the updated figures for both the capital stock amount and the number of shares;

(5)        to approve the election of the following members that will compose the Audit, Risk Management and Finance Committee (“Audit Committee”), pursuant to Article 26 of the Company’s Bylaws, for the maximum term of ten (10) years counted as from the date hereof; and

(6)        approve the engagement of the Company’s independent auditors.

VI.       Resolutions: After having discussed the matters included in the Agenda, the members of the Board of Directors unanimously and without any reservation resolved:

(1)        pursuant to article 152 of Law 6,404/76 and article 20, item “xiv” of the Company's Bylaws, to recommend the approval, by the Company's shareholders to meet at the AEGM, of the global compensation proposal of the members of the Company’s Board of Directors and Board of Officers, in the total amount of up to eighty-one million, sixty-five thousand, seven hundred and forty-nine Reais and sixty-two cents (R$81,065,749.62), to be paid by the date of the annual shareholders’ meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2020;

(2)        to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the absorption of the losses assessed in the fiscal year ended on December 31, 2019 by the capital reserve account related to the premium in the issue/sale of shares;

(3)        as per article 20, item “xiv” of the Company’s Bylaws, to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the following amendments to the Company’s Bylaws:

(i) the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws, to (i) change the unified term of office of the Board of Directors from up to one (1) year to two (2) years; (ii) create the position of Chief Executive of the Group and to specify its attributions; (iii) change and specify the attributions of the Co-Chairmen and of the Executive Chairman of the Board of Directors and; and (iv) implement adjustments to the operation rules and competences of the Board of Directors;

(ii) the amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c”, to article 25 of the Company’s Bylaws, to change the composition and structure of the Executive Board of the Company, in order to create and assign specific roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group;

(iii) the creation of the Group Operating Committee, in order to assist, advise and provide support to the leadership and management of the interests of the Natura group, as well as to specify its duties, with the respective creation of Subsection IV to Section II of Chapter III of the Company’s Bylaws; and

(iv) the amendment to article 41 and the exclusion of current article 42, sole paragraph, from the Company’s Bylaws, as a result of the Company’s current shareholding structure;

(4)        to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the restatement of the Company’s Bylaws, including with the renumbering of articles, to reflect the modifications indicated above, as well as the amendment to article 5 of the Bylaws to state the updated figures for both the capital stock amount and the number of shares, according to the consolidated Bylaws draft initialed separately by the presiding board, to be disclosed together with the management proposal to the AEGM;

(5)       to elect for the Company’s Audit Committee, pursuant to Article 26 of the Company’s Bylaws, for the maximum term of ten (10) years counted as from the date hereof, Mr. Luiz Carlos Passetti, Brazilian citizen, married, accountant, bearer of the Identity Card (RG) No. 10.809.747 SSP-SP, enrolled with the Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME) under No. 001.625.898-32, and with the Regional Accounting Board of São Paulo (CRC/SP) under No. 144.343. The Board Members state, in line with the resolution approved at the Board of Directors’ meeting held on January 30, 2020, that Mr. Luiz Carlos Passetti is elected as a member of the Audit Committee who, as per article 26 (iii) of the Company’s Bylaws, is not a member of the Company’s Board of Directors. Thus, the Audit Committee is now composed of Messrs. Gilberto Mifano (Chairman), Roberto de Oliveira Marques, Andrew George McMaster Jr., Fábio Colletti Barbosa, and Luiz Carlos Passetti, having Mrs. Lavínia Moraes de Almeida Nogueira Junqueira as External Consultant, and Mr. Moacir Salzstein as Secretary; and

(6)       as per articles 20 (viii) of the Company’s Bylaws and in compliance with Ruling 308/99, issued by the Brazilian Securities Commission (CVM), to approve the engagement of the independent audit company PricewaterhouseCoopers Auditores Independentes, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, with its principal place of business in the Capital of the State of São Paulo, at Av. Francisco Matarazzo, 1400, 9, 10, 13, 14, 15, 16 e 17 Andares, Torre Torino, CEP 05001-100, Bairro Água Branca, replacing KPMG Auditores Independentes, to audit the Company’s financial statements as of 2020.

VII.      Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved, according to votes cast by email and signed by the presiding board and by the attending board members.

São Paulo, March 30, 2020.

[signatures follow on the next page]

[signature page of the Minutes of the Board of Directors’ Meeting of Natura &Co Holding S.A., dated March 30, 2020]

Presiding Board:

____________________________________	____________________________________
Guilherme Peirão Leal Chairman	Moacir Salzstein Secretary

Board Members:

____________________________________	____________________________________
Antonio Luiz da Cunha Seabra	Guilherme Peirão Leal

____________________________________	____________________________________
Pedro Luiz Barreiros Passos	Roberto de Oliveira Marques

____________________________________	____________________________________
Gilberto Mifano	Fábio Colletti Barbosa

____________________________________	____________________________________
Carla Schmitzberger	Jessica DiLullo Herrin

____________________________________	____________________________________
Ian Martin Bickley	Nancy Killefer

____________________________________	____________________________________
Andrew George McMaster Jr.	W. Don Cornwell

Item 4

Management proposal for the annual and extraordinary general shareholders’ meetings to be held on March 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2020.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 30, 2020

São Paulo, March 31, 2020

Dear Shareholders,

The Management of Natura &Co Holding S.A. (“Company” or “Natura”) submits this Management Proposal (“Proposal”) to the analysis of the Shareholders, in relation to the matters included in the call notice to the Annual and Extraordinary General Meetings of the Company to be held at 12 p.m. on April 30, 2020, at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000.

Natura &Co Holding S.A.

1.	Information on the matters subject to resolution	p. 4
2.	Management Proposal	p. 6
3.	Exhibit I: Item 10 of the Company’s Reference Form	p. 18
4.	Exhibit II: Items 12.5 to 12.10 of the Company’s Reference Form	p. 57
5.	Exhibit III: Item 13 of the Company’s Reference Form	p. 78
6.	Exhibit IV: Proposal for Review of the Bylaws and Comparative Chart	p. 113

1.       Information on the matters subject to resolution

All information and documents set forth in CVM Rule No. 481/09 (“CVM Rule No. 481”) related to the matters subject to resolution in the Annual and Extraordinary General Meetings of the Company, to be held at 12 p.m., on April 30, 2020, at the Company’s principal place of business located in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1188, room A17, block A, Parque Anhanguera, CEP 05106-000, (“AEGM” or “Meetings”), as well as the other relevant information and documents for the exercise of voting rights by the shareholders, are made available in the principal place of business, the Company’s investor relations website (https://natu.infoinvest.com.br/) and the websites of the Brazilian Securities Commission – CVM (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Under the Call Notice to be disclosed pursuant to Law No. 6,404/76 (“Corporations Act”), the Meetings shall have the following agenda:

At the Annual General Meeting:

(1) to receive the management accounts, examine, discuss and vote on the management report and the financial statements, accompanied by the independent auditors’ report, for the fiscal year ended on December 31, 2019;

(2) to examine, discuss and vote the proposals of allocation of losses assessed in the fiscal year ended on December 31, 2019 to the accrued losses account of the Company;

(3) to define the number of members for the Company’s Board of Directors;

(4) to resolve on the independence of the candidates to the positions of members of the Board of Directors;

(5) to appoint the members of the Company’s Board of Directors, for the unified term of office set forth in the Bylaws, which will be equal to either one (1) year or, in case of approval of the increase in the unified term of office included in the agenda for the Extraordinary General Meeting to be held on the same date, two (2) years; and

(6) to fix the overall compensation of the Company’s managers, to be paid up to the date of the annual general meeting at which the Company shareholders vote on the financial statements for the fiscal year ending on December 31, 2020.

At the Extraordinary General Meeting:

(1) to resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2019 into the capital reserve account related to the premium in the issue/sale of shares;

(2) to resolve on the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws, to (i) change the unified term of office of the Board of Directors from up to one (1) year to two (2) years; (ii) create the position of Chief Executive of the Group and to specify its attributions; (iii) change and specify the attributions of the Co-Chairmen and of the Executive Chairman of the Board of Directors and; and (iv) implement adjustments to the operation rules and competences of the Board of Directors;

(3) to resolve on the amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c”, to article 25 of the

Company’s Bylaws, to change the composition and structure of the Executive Board of the Company, in order to create and assign specific roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group;

(4) to resolve on the creation of the Group Operating Committee, in order to assist, advise and provide support to the leadership and management of the interests of the Natura group, as well as to specify its duties, with the respective creation of Subsection IV to Section II of Chapter III of the Company’s Bylaws;

(5) to resolve upon the amendment to article 41 and the exclusion of current article 42, sole paragraph, from the Company’s Bylaws, as a result of the Company’s current shareholding structure; and

(6) to resolve upon the restatement of the Company’s Bylaws, including with the renumbering of articles, to reflect the modifications indicated above, as well as the amendment to article 5 of the Bylaws to state the updated figures for both the capital stock amount and the number of shares.

The Management Proposal for the matters in the agenda of the Meetings is described herein.

BOARD OF DIRECTORS

2.       Management Proposal

In view of Rule No. 480 of the Brazilian Securities and Exchange Commission (“CVM”) of December 7, 2009, as amended (“CVM Rule No. 480”) and CVM Rule No. 481, and aiming at instructing the Shareholders’ with regard to the matters to be resolved in the Meetings, this Proposal contains both the proposals by the Company’s management on the matters to be submitted to the resolution of the Shareholders in the Meetings and information relevant for the exercise of the voting right by the Shareholders.

At the Annual General Meeting

(1) To receive the management accounts, examine, discuss and vote on the management report and the financial statements, accompanied by the independent auditors’ report, for the fiscal year ended on December 31, 2019;

The management report and the financial statements, together with the independent auditors’ report related to the fiscal year ended on December 31, 2019, were approved by the Board of Directors at a meeting held on March 5, 2020, and published in newspaper “Valor Econômico” and in the Official Gazette of the State of São Paulo in their editions of March 6, 2020.

In addition to the other applicable documents, according to CVM Rule No. 481, the documents below are available for consultation on the Investor’s Relations website ((https://natu.infoinvest.com.br/), on the CVM website (www.cvm.gov.br) and on the B3 website (www.b3.com.br):

•	Management Report;

•	Financial Statements;

•	Management’s comments about the Company’s financial status, pursuant to item 10 of the Reference Form and under CVM Rule No. 481, which is also in Exhibit I to this Proposal;

•	Summarized Annual Report of the Audit, Risk Management and Finance Committee;

•	Independent Auditors’ Report;

•	Statement by the Officers on the Financial Statements; and

•	Statement by the Officers on the Auditors’ Report

Management proposes the approval of the management accounts, the management report and the financial statements, accompanied by the report of the independent auditors, for the fiscal year ended on December 31, 2019.

(2) To examine, discuss and vote the proposals of allocation of losses assessed in the fiscal year ended on December 31, 2018 to the accrued losses account of the Company;

The Company’s Board of Directors clarifies that the Company assessed losses in the year of 2019 of one hundred and forty-seven million, five hundred and ninety-one thousand, nine hundred and ninety-five Reais and eighty-seven cents (R$ 147,591,995.87). This accounting loss in the year of 2019 resulted from the computation, directly in the Company's results, of the income tax levied on the special equity reserve formed as a result of the contribution of shares issued by Natura Cosméticos S.A. ("Natura Cosméticos") by the controlling shareholders, as well as other expenses recognized as part of the corporate restructuring and acquisition of Avon Products, Inc. ("Avon").

Thus, Management suggests that the losses assessed in the year be allocated to the accrued losses account, under article 189 of the Corporations Act, without prejudice to the proposal of absorbing these losses by the Company’s capital reserve in the Extraordinary General Meeting, as indicated below.

(3) To define the number of members for the Company’s Board of Directors.

Management proposes that the Board of Directors, in the event of election by the majority vote or upon adoption of the multiple voting procedure, be composed of twelve (12) members or, if there is a request for a separate election, by thirteen (13) members, all of them with unified term of office set forth in the Bylaws.

(4) To resolve on the independence of the candidates to the position of members of the Board of Directors.

Under the terms of article 17 of the Novo Mercado Rules, the characterization of the persons appointed to the Board of Directors as independent directors shall be resolved by the Company’s General Meeting.

The candidates to Independent Directors are: Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell and Andrew George McMaster Jr. For more information about the candidates to Independent Directors, see document in Exhibit II to this Proposal.

For the purposes of article 17 of the Novo Mercado Rules, the Company's Board of Directors is in favor of the characterization of candidates listed above as independent directors, in accordance with the independence criteria established in the Novo Mercado Rules.

In view of the foregoing, the Company’s Management recommends that the shareholders approve, within the scope of the Annual General Meeting, the classification of Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell and Andrew George McMaster Jr. as candidates to independent members of the Board of Directors.

(5) To appoint the members of the Company’s Board of Directors, for the unified term of office set forth in the Bylaws, which will be equal to either one (1) year or, in case of approval of the increase in the unified term of office included in the agenda for the Extraordinary General Meeting to be held on the same date, two (2) years.

Management indicates the names listed below for the Board of Directors, with an unified term of office set forth in the Bylaws. The unified term of office of the Directors is conditioned upon the verification of the approval, at the Extraordinary General Meeting to be held at first call on the same date as the Annual General Meeting, of the proposal to change of the Bylaws to modify the unified term of office of the Board of Directors, as indicated below in this Proposal.

In case of approval, at the abovementioned Extraordinary General Meeting, of the proposal to change of the Bylaws to modify the unified term of office of the Board of Directors, the members of the Board of Directors indicated herein shall be appointed for a unified term of office of two (2) years, which shall end on the date of the annual general meeting in which the Company shareholders shall vote on the financial statements of the fiscal year ending on December 31, 2021.

In case of rejection, at the abovementioned Extraordinary General Meeting, of the proposal to change of the Bylaws to modify the unified term of office of the Board of Directors, the members of the Board of Directors indicated herein shall be appointed for the unified term of office of one (1) year, under the Bylaws in force on the date of this Proposal, to end on the date of the annual general meeting at which the Company shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2020.

Reinstatement: Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Roberto de Oliveira Marques, Andrew George McMaster Jr., Carla Schmitzberger, Fábio Colletti Barbosa, Gilberto Mifano, Ian Martin Bickley, Jessica DiLullo Herrin, Nancy Killefer and W Don Cornwell.

Candidates to Independent Directors: Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell and Andrew George McMaster Jr.

Voting on the candidates above will be on one single slate, to be elected through the majority vote.

If the adoption of a multiple voting procedure is validly required, each share will be attributed as many votes as the vacancies to be filled in the Company’s Board of Directors, and the Shareholder will be entitled to accumulate votes in one single candidate or distribute them among several candidates.

For more information about the candidates to members of the Board of Directors, see document in Exhibit II to this Proposal.

Shareholders representing at least five percent (5%) of the corporate capital may require, in writing, the adoption of the multiple voting procedure by the Company, under CVM Rule No. 165, of December 11, 1991, and CVM Rule No. 481.

Those Shareholders who intend to require the adoption of the multiple voting procedure must do it in writing to the Company by 8:00 AM on April 28, 2020, by mail delivered to the principal place of business of the Company, located at Avenida Alexandre Colares, No. 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, at the attention of the Investors Relations Office.

Additionally, Shareholders holding, individually or as a group — observing the provisions of article 141 of the Corporations Act and of the Company’s bylaws —, ten percent (10%) or more of the Company shares, will be entitled to elect, in a separate voting, one member of the Company’s Board of Directors. If there is a separate election, it is proposed that the Board of Directors be composed of thirteen (13) members, as indicated above.

Only members of the Company’s Board of Directors who evidence uninterrupted ownership of the minimum shareholder interest required for the exercise of the election right during three (3) months immediately preceding the Meeting may exercise such right.

(6)       To fix the overall compensation of the Company managers, to be paid by the date of the Annual General Meeting at which the Company shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2020.

The Company’s Management proposes to set the overall compensation of the managers, to be paid by the date of the annual general meeting at which the Company shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2020, considering the period between May 2020 and April 2021, in the total amount of up to eighty-one million, sixty-five thousand, seven hundred and forty-nine Reais and sixty-two cents), including fixed remuneration, share-based remuneration and corresponding charges.

Management clarifies that the proposal for global compensation related to variable compensation is based on the premise that, due to the pandemic of the new coronavirus (COVID-19), the goals established by the Company for the payment of variable compensation may not be met.

If the variable remuneration targets are met in the future, management will propose in due course the re-ratification of the overall compensation proposal for the year.

Finally, it is worth noting that the proposal for the amount of global compensation for the Company's management still takes into account (i) non-payment of variable remuneration (bonus, PLR and charges) assuming the failure to meet the goals of this variable compensation component due to the possible impacts of the Covid-19; (ii) increase in the size of the Board of Directors, with the election of 3 (three) new board members as a result of the implementation of the business combination of Natura Cosméticos and Avon; and (iii) proposed changes in the Company's administrative and governance structure.

Additionally, Management clarifies that some individuals who either hold or may hold positions in the statutory executive office of the Company were already part of the statutory executive office or non-statutory executive office of Natura Cosméticos.

For more information on the amount corresponding to management's remuneration, see item 13 of the Reference Form, set out in Exhibit III.

(b) Transition of payment of compensation, from Natura Cosméticos to the Company

Management clarifies that in the fiscal year ended on December 31, 2019, there was no compensation paid by the Company to the members of the management for the exercise of their functions in the Company. In addition, at the beginning of the current fiscal year, due to the Company's reorganization process in light of the business combination involving both Natura Cosméticos and Avon, Management continued to have its compensation supported by Natura Cosméticos, a subsidiary of the Company. Throughout the year 2020, the compensation by the Company to its managers will be borne by the Company itself, observing the provisions below.

To illustrate the effects of this transition, the comparison of the estimated and realized remuneration of Natura Cosméticos (subsidiary of the Company) in 2019 and the proposed compensation for Natura & Co in 2020 is shown below:

Comparison between estimated and realized compensation of Natura Cosméticos in 2019 versus proposal for approval in 2020, in relation to the Company (amounts in R$, except number of members

	2019 ESTIMATED 2019 (NATURA COSMÉTICOS)			2019 REALIZED (1) (NATURA COSMÉTICOS)			2020 PROPOSAL (NATURA &CO)			DIFFERENCE BETWEEN 2019 REALIZED (NATURA COSMÉTICOS) AND 2020 PROPOSAL (NATURA &CO)
	Board of Directors	Executive Office	Total	Board of Directors	Executive Office	Total	Board of Directors	Executive Office	Total	Board of Directors	Executive Office	Total
Total No. of members	10	5	15	9.67	5	14.67	13	6	19 (2)	3.33	1	4.33
No. of members with compensation	10	5	15	9.67	5	14.67	13	5	18	3.33	0	3.33
Fixed Annual Compensation
Fixed Compensation	10,800.8	10,965.5	21,766.3	8,275.9	7,720.0	15,995.9	11,836.2	6,285.0	18,121.2	3,560.4	-1,435.1	2,125.3
Benefits	859.3	1,060.3	1,919.6	314.5	991.6	1,306.1	837.4	977.7	1,815.1	522.9	-14.0	508.9
Participation in Committees	-	-	-	-	-	-	480.0	0	480.0	480.0	0	480.0
Others (3)	-	-	-	1,655.2	2,734.7	4,389.9	2,463.2	2,240.9	4,704.1	808.1	-493.8	314.2
Variable Compensation
Bonus	10,309.5	-	10,309.5	9,173.4	-	9,173.4	-	-	-	-9,173.4	-	-9,173.4
Profit Sharing	-	8,476.2	8,476.2	-	8,713.5	8,713.5	-	-	-	-	-8,713.5	-8,713.5
Others (4)	-	679.2	679.2	18,478.7	10,086.9	28,565.6	11,871.6	1,937.3	13,808.9	-6,607.1	-8,149.6	-14,756.7
Post-Employment Benefit (termination of office) (5)	-	648.7	648.7	-	268.9	268.9	-	-	-	0	-268.9	-268.9
Share-based remuneration (6)	30,271.9	16,063.8	46,335.6 (7)	19,196.5	9,377.4	28,573.9 (7)	36,655.6	5,480.8	42,136.4 (8)	17,459.1	-3,896.7	13,562.5 (8)
Monthly compensation amount	4,353.5	3,157.8	7,511.3	4,757.9	3,324.4	8,082.3	5,345.3	1,410.1	6,755.5	587.5	-1,914.3	-1,326.8
Total Compensation	52,241.4	37,893.7	90,135.1	57,094.2	39,893.1	96,987.3	64,144.2	16,921.6	81,065.7	7,049.9	-22,971.5	-15,921.6

(1) Considering the fiscal year 2019 (January 2019 to December 2019)

(2) One member of the Executive Board does not receive compensation for the duties performed for the issuer.

(3) “Others” refers to the charges levied on the Fixed Annual Remuneration. This concept, in the amounts approved at Natura Cosméticos’ 2019 ordinary general meeting, is considered in the fixed remuneration item.

(4) “Others” refers to the hiring bonus related to the entry of any new members to the statutory board and charges on Variable Remuneration. This concept, in the amounts approved at Natura Cosméticos’ 2019 ordinary general meeting, is considered in the items PLR, bonus and equity-based compensation.

(5) There is no guarantee of post-employment benefits. The benefit exists only in some cases, depending on negotiation between the parties.

(6) Equity-Based compensation is reported pursuant to the accounting recognition in the relevant period, reflecting the amortization of plans already granted and those still unvested. In this sense, at each grant, new expenses accumulate with those of previous plans not yet vested.

(7) Expenses (proposed and actually incurred, as the case may be) of the Company in 2019, representing the fair value of (i) options granted in the 2011, 2013, 2014, 2015, 2016, 2017, 2018 and 2019 plans, (ii) restricted shares granted in 2015, 2016, 2017, 2018, 2019, and (iii) options within the scope of the Stock Option Program to Accelerate the Strategy for 2015, 2016, 2017, 2018 and 2019, approved at the respective Board of Directors' Meetings. The Company has included the share-based compensation amounts in the annual global compensation amount, even though the Company understands that part of the share-based earnings referring to these plans does not have a legal nature of remuneration.

(8) Expenses to be incurred by the Company in fiscal year 2020, representing the fair value of (i) options granted in the 2015, 2016, 2017, 2018,2019 and 2020 estimate, (ii) restricted shares granted in 2015, 2016, 2017 , 2018, 2019 and estimated 2020, and (iii) options within the scope of the Stock Option or Stock Subscription Program to Accelerate the Strategy for 2015, 2016, 2017, 2018 and 2019, approved at the respective Board of Directors' Meetings Administration. The Company has included the share-based compensation amounts in the annual global compensation amount, although the Company understands that part of the share-based earnings referring to these plans does not have a legal nature of compensation.

For the period between May 2019 and April 2020, the global compensation approved at the Annual General Meeting of Natura Cosméticos held in April 2019 was R$ 90,135.1 thousand. The amount actually realized in this period was R$ 87,865.6 thousand. For the fiscal year of 2020, the

Company’s global remuneration will be R$81,065.7 thousand. As indicated above, the difference between this global remuneration for the Company and the remuneration actually incurred by Natura Cosméticos in 209 is due to: (i) non-payment of variable remuneration (bonus, PLR and charges) assuming the failure to meet the goals of this variable compensation component due to the possible impacts of the Covid-19; (ii) increase in the size of the Board of Directors, with the election of 3 (three) new board members as a result of the implementation of the business combination of Natura Cosméticos and Avon; and (iii) proposed changes in the Company's administrative and governance structure.

As provided, the new members that will comprise the Company’s executive office were already part of Natura Cosméticos statutory or non-statutory executives.

The global compensation actually used by Natura Cosméticos in 2019, when compared to the Group Revenues in 2019, prior to the merger of Avon, represented 0.67% of the verified Revenues. On the other hand, the global compensation of the Company for 2020, when compared to the Company’s 2019 pro forma revenues after the merger of Avon, represents 0.25% of revenues.

The compensation actually used by Natura Cosméticos in 2019, when compared to the number of Group employees prior to Avon’s merger represents a ratio of R$5.2 thousand per executive. The global remuneration of the Company for 2020, on the other hand, when compared to the number of employees of the Group after Avon’s merger represents a ratio of R$2.1 thousand per employee.

The Company's Management Remuneration Policy was approved by the Board of Directors on July 17, 2019 and is available for consultation on the Company's investor relations website (https://natu.infoinvest.com.br/), on the website CVM (www.cvm.gov.br). For more information on the compensation of the Company's Management, please see the document contained in Exhibit III of this Proposal

(7)       Instatement of the Fiscal Council

Although not included in the agenda of the Shareholders’ Special and Annual General Meeting, the law allows shareholders who hold more than 2% of the Company’s corporate capital to request the instatement of a Fiscal Council. To this date, the Management has not received a request for instatement of the Fiscal Council and suggests that the shareholders vote “no” or “abstain” upon request for instatement of such body, as it understands that the Audit, Risk Management and Finance Committee, the mission of which is to ensure the operationalization of the internal and external audit procedures, of the mechanisms and controls related to the risk management and coherence of financial policies with the strategic guidelines and the business risk profile, already appropriately performs the surveillance functions, thus it is not necessary to install the Fiscal Council, which would result in an increase to the costs with no clear benefits.

By legal requirement, the Remote Voting Ballot contains the following simple questions:

“12. Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404 of 1976?

[ ] Yes [ ] No [ ] Abstain”

Management informs that there has been no request for inclusion of candidates to the Fiscal Council in the Remote Voting Ballot, as allowed under the CVM Rule No. 481.

Thus, those shareholders that opt for the remote voting will not be able to know the names, resumes and other relevant information of any candidates that may be appointed afterwards, even at the General Meeting, as well as take part in the election, if shareholders holding more than 2% of the total corporate capital of the Company vote in favor of the request for instatement of the Fiscal Council (considering the sum of the in-person and remote voting).

Thus, to avoid the risk that shareholders who opt for the remote voting inadvertently contribute to the election of candidates (i) indicated and appointed by shareholders holding a small percentage or a percentage that minimally represents the capital, and/or (ii) whose names and resumes and other information relevant for an informed decision have not been disclosed at the filling out of the Remote Voting Ballot, without prejudice to the provisions of article 21-L of CVM Rule No. 481, the Management suggests that the shareholders who opt for the remote voting, vote “no” or “abstain” in the answer to the simple question No. 12.

At the Extraordinary General Meeting

(1) To resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2019 into the capital reserve account related to the premium in the issue/sale of shares.

The Company registered accrued losses in its financial statements regarding the fiscal year ended on December 31, 2019 in the amount of one hundred and forty-seven million, five hundred and ninety-one thousand, nine hundred and ninety-five Reais and eighty-seven cents (R$ 147,591,995.87), resulted from the computation, directly in the Company's results, of the income tax levied on the special equity reserve formed as a result of the contribution of shares issued by Natura Cosméticos by the controlling shareholders, as well as other expenses recognized as part of the corporate restructuring and acquisition of Avon. Further, the Company recorded in its capital reserve a premium account in the issue/sale of shares, in the amount of one billion, ninety-six million, three hundred and ninety-six, four hundred and seventy-nine Reais and forty-four cents (R$ 1,096,396,479.44), as evidenced in the Statements of Changes in the Net Equity. This capital reserve account was formed upon the contribution of shares of Natura Cosméticos by the controlling shareholders.

The Corporations Act allows the capital reserves to be used to absorb the losses.

The proposal for absorption of the losses by the capital reserve account related to the premium in the issue/sale of shares is intended to offset the balance of accrued losses on December 31, 2019, so that the profits generated as of January 1, 2020 can be distributed to the shareholders.

The proposal for absorption of the balance of losses also complies with the obligation undertaken by the Company and by Natura Cosméticos on November 5, 2019, by the second addendum to the Agreement and Plan of Mergers (Incorporations Plan and Agreement, the “Addendum”), which was originally entered into on May 22, 2019 (according to the Relevant Fact disclosed on such date) between Natura Cosméticos, Avon, Natura, Nectarine Merger Sub I, Inc and Nectarine Merger Sub II, Inc., regarding the business combination of Natura Cosméticos and Avon. The Second Addendum set forth that Natura should take any and all necessary actions, including carrying out best reasonable efforts in order to obtain all necessary approvals before or on the annual general meeting that will approve the financial statements regarding the fiscal year ended on December 31, 2019 in order to guarantee that the balance of any and all accrued losses of the Company be reabsorbed by the capital reserve formed upon the contribution of Natura Cosméticos shares made by controlling shareholders. The intent of the losses absorption is to offset the balance of any and all accrued losses on December 31, 2019 and to mitigate the impact of the accounting effects of the corporate restructuring in the dividends for the shareholders.

In this regard, the Company’s Management proposes the approval of the referred absorption of accrued losses by the capital reserve account related to the premium in the issue/sale of Company shares.

(2) To resolve on the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws, to (i) change the unified term of office of the Board of Directors from up to one (1) year to two (2) years; (ii) create the position of Chief Executive of the Group and to specify its attributions; (iii) change and specify the attributions of the Co-Chairmen and of the Executive Chairman of the Board of Directors and; and (iv) implement adjustments to the operation rules and competences of the Board of Directors;

Considering the current organization of the Company’s governance, as a result of the Transaction’s implementation, the Company’s management proposes a review of the internal structure of the Board of Directors, with the purpose of:

(i) increasing the unified term of office of the Board of Directors, from up to one (1) to two (2) years, for the promotion of continuity and alignment of the Directors’ interests with mid and long-term projects of the Company. The integral content of the proposed changes in included in Exhibit IV herein.

(ii) creating the new position of Chief Executive of the Group, which, in addition to the legal duties as member of the Board of Directors and other duties set forth in the Bylaws, shall act as the chief executive of the Group, including by leading the Group Operating Committee. The new position is aligned with the new composition of the Natura Group management, disclosed in the Company’s notices to the market on January 3 and 6, 2020, and in the joint notice to the market from the Company and Natura Cosméticos S.A., on March 12, 2020.

Management clarifies that, on March 3, 2020, the Company sent B3 a request for exemption from application of article 20 of the B3 Novo Mercado Regulation, which prohibits of the accumulation of both positions of chairman of the board of directors and chief executive officer or chief executive of the company. The Company's request aimed at creating the position of "Chief Executive of the Group", which could be combined with the position of "Executive Chairman of the Board of Directors", in accordance with the respective functions to be set in the Company's Bylaws. The Company's request for exceptional treatment was based on the current corporate governance structure of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”), specifically designed to meet its current needs as a result of the acquisition of Aesop, The Body Shop and Avon. Pursuant to Official Letter B3 116/2020-DIE, of March 23, 2020, B3 decided to accept the Company's request, subject to the particularities of the case and provided that certain conditions are met, as indicated below:

(a) the positions of Executive Chairman of the Board of Directors and of Chief Executive of the Group are created with defined and segregated attributions, in order to highlight the respective functions within the administrative structure;

(b) the Co-Chairmen are preserved in the composition of the Board of Directors, and their respective attributions are maintained in the Company's Bylaws during the term of the exceptional condition granted by B3; and

(c) the Company takes the necessary measures so that the Executive Chairman of the Board of Directors and of Chief Executive of the Group positions are not accumulated by the same person, until the annual general meeting that resolves the financial statements for the fiscal year of 2021 (AGO of 2022), respecting the legal term.

In addition, in order to ensure due transparency to the market, B3 established that the content of the authorization granted by B3 should be disclosed as soon as possible, with the recommendation that it is included in the management proposal of the meeting called to resolve on the approval of the company's bylaws to comply with the above. In this sense, the full content of the proposed changes is included in Exhibit IV of this Proposal.

(iii) changing and establishing specific attributions, in addition to the legal attributions, for the Co-Chairmen and the Executive Chairman of the Board of Directors, considering the creation of the position of Chief Executive of the Group. The Co-Chairmen of the Board of Directors are responsible for, among other duties, coordinating the activities of the Board of Directors, serving as a link between the body and the Chief Executive of the Board of Directors. The Executive Chairman of the Board of Directors, on the other hand, will have specific duties related to the implementation of the Group's strategy, among other duties. The full content of the proposed changes can be found in Exhibit IV of this Proposal; and

(iv) adjusting the general rules of the Board of Directors operations, particularly with regard to the election, vacancy and replacement of members and the authority to set the individualization of the global compensation of the managers approved in the General Meeting. The full content of the proposed changes in included in Exhibit IV herein.

Based on the foregoing, Management proposes the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws.

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit IV of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit IV includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

(3) To resolve on the amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c”, to article 25 of the Company’s Bylaws, to change the composition and structure of the Executive Board of the Company, in order to create and assign specific roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group.

Considering the review of the internal governance structure of the Company, the Company’s management proposes to change the structure and composition of the Company’s Board of Officers, with the purpose of specifying in the Company’s Bylaws the assigned roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group.

Based on the foregoing, Management proposes the amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c”, to Paragraph 2 of article 25 of the Company’s Bylaws, as per the restated version included in Exhibit IV herein.

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit IV of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit IV includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

(4) To resolve on the creation of the Group Operating Committee, in order to provide assistance, advisory, and support in the leadership and management of the interests of the Natura group, as well as specify their designations, with the respective creation of Subsection IV to Section II, Chapter III of the Company’s Bylaws.

The Company’s Management proposes to include in the Bylaws the rules of operation on the Group Operating Committee (COG) as a assistance body directly linked to the Board of Directors, with the purpose of assisting the Board of Directors and the Executive Chairman of the Board of Directors in the setting and implementation of the global strategy of the Group, monitoring the business units and identifying synergies and opportunities among them. The COG is also responsible for safeguarding the organizational aspects of the group, recommending required measures to improve flow and efficacy to the Board of Directors. The COG acts as a discussion and recommendation forum on back office, procurement, IT platforms and real estate and supply chain structures, in addition to promote the creation of expertise centers among the business units of Natura Group, always aiming at the best practices and excellence.

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit IV of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit IV includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

(5) To resolve on the amendment to article 41 and the removal of article 42, sole paragraph, of the Company’s Bylaws, as a result of the Company’s current corporate structure; and

The Company’s Management proposes to update Article 41 of the Company’s Bylaws, to include, in the exception rule to Section II of Chapter V of the Bylaws, the express reference to the Company’s Shareholders Agreement, entered into certain shareholders on September 4, 2019 and filed at the Company’s principal place of business, with the exclusion of the references to the shareholders agreement of Natura Cosméticos S.A. In addition, the Company’s management proposes the exclusion of the interim resolution set forth in article 42 of the Bylaws, as it is no longer an existing situation, in view of the current corporate and governance structure of the Company.

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit IV of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit IV includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

(6) To resolve upon the restatement of the Company’s Bylaws, including with the renumbering of articles, to reflect the modifications indicated above, as well as the amendment to article 5 of the Bylaws to state the updated figures for both the capital stock amount and the number of shares.

To the extent that the changes proposed in the items above are approved by the shareholders, the Board of Directors subsequently proposes the consolidation of the Company’s Bylaws, under Exhibit V hereto. In this regard, the amendment of the main section of Article 5 of the Bylaws is also proposed, in order to indicate that the capital stock of the Company, as of March 26, 2020, is of four billion, nine hundred and five million, one hundred and eighteen thousand, three hundred and thirty-two reais and ninety-nine cents (R$ 4,905,118,332.99), divided into one billion, one hundred eighty-eight million, two hundred and seventy-one thousand and sixteen (1,188,271,016) registered common shares, with no par value.

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit IV of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit IV includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

Anexo I

Comentário dos administradores sobre a situação financeira da Companhia, nos termos do item 10 do Formulário de Referência e nos termos da Instrução CVM 481

NATURA &CO HOLDING S.A.

MANAGEMENT’S PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

TO BE HELD ON APRIL 30, 2020

Exhibit I

Managers’ comments about the Company’s financial status, pursuant to item 10 of the Reference Form and under CVM Rule 481

10.        Management`s discussion

The financial information included in the Reference Form, except when expressly otherwise provided for herein, refers to the consolidated financial statements of Natura &Co Holding S.A. (“Company” and collectively with the Company's subsidiaries, “Group”), prepared in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), for the financial years ended on December 31, 2019, 2018 and 2017.

As described in Section 7.1 of this Reference Form, our Company was constituted to enable the acquisition of Avon Products, Inc. (“Avon”) through the combination businesses, operations and shareholder bases of Natura Cosméticos SA's (“Natura”) and Avon.

The Company's financial statements for the years ended December 31, 2019 and 2018 were prepared with the adoption of the preceding cost accounting practice, reflecting:

✓ the historical results of operations and financial position of Natura and the Company, on a combined basis;

✓ the effects of the merger of Natura's shares by the Company, which represent the basic accounting information for its investment in Natura.

Therefore, the discussions below were elaborated in relation to this context. Additionally and within the predecessor context, the 2017 and 2018 information was added. We understand that it brings useful information for a better understanding of the Company's accounting information for the information user.

The information in this Section of the Reference Form has been derived and should be read and analyzed jointly with the Company's consolidated financial statements.

Additionally, on January 1, 2019, the new rule that regulates the accounting treatment of Leasing Operations (IFRS 16/CPC 06 (R2) issued by the IASB and CPC, respectively, came into effect. In the transition, Natura opted for implementation of the new rule using the simplified modified retrospective approach. Consequently, the financial information as of December 31, 2018, 2017 and 2016 does not reflect the adoption of IFRS 16/CPC 06 (R2) and, therefore, some financial information is not comparative with periods prior to the initial application date of IFRS 16/CPC 06 (R2).

The comments from the executive officers aim to provide investors with relevant information to facilitate the performance comparison exercise using our historical financial statements for the years ended December 31, 2019, 2018 and 2017.

The terms "HA" and "VA" in the column of certain tables in this section of the Reference Form mean "Horizontal Analysis" and "Vertical Analysis", respectively. Horizontal Analysis compares index or line items in our financial statements over a period. Vertical Analysis represents the percentage or item of a line in relation to the net operating income for the years indicated or in relation to the total assets on the applicable dates, except when indicated otherwise.

All information presented in this item 10.1 has been rounded up to the nearest thousands, except when otherwise indicated, thereby causing rounding in the last unit and, therefore, may differ immaterially in the calculations.

10.1       General financial and equity conditions:

a.  General financial and equity conditions

Results

The executive office believes that the Company's financial and equity conditions are sufficient to meet its short and long-term obligations. The Company's cash flow generation, together with the available credit lines, are sufficient to meet the financing of its activities and cover its need for resources to execute its business plan.

The year of 2019 was a year of transformation for the Company, which made considerable progress in building a multi-brand, multi-channel, purpose-driven group, and became the fourth largest pure play beauty company in the world.

The Group's growth was driven by robust sales increases in all businesses. With strong cash generation, adjusted EBITDA and adjusted operating profit showed an increasing trajectory in the fourth quarter of 2019. The results presented continue to demonstrate the Group's ability to serve an increasing number of consumers through different price positions and channels distribution. Natura reported continuous growth at the same time that it advanced with its Sales By Relations model and multichannel strategy; The Body Shop continued to successfully implement its transformation plan, with margin expansion, and Aesop picked up speed in the fourth quarter, resulting in another year of solid double-digit growth.

Additional details on the results obtained by the Company at the end of financial year 2019 (and other comparative periods) are set out in Sections 10.1 (h) and 10.2 of this Reference Form.

Liquidity Index

	Financial year ended on
Index	December 31, 2019	December 31, 2018	December 31, 2017
Current Liquidity	1.3	1.4	1.0
General Liquidity	0.7	0.6	0.6

In 2018, the current liquidity index increased, but the general liquidity index remained the same. The current liquidity index went from 1.0 to 1.4, while the general liquidity index stayed at 0.6. The main impacts were the decrease of indebtedness, due to the lengthening of the debt profile, and the balance of the financial instruments, which generated an asset of 584 million.

In 2019, the current liquidity index decreased, but with a slight general liquidity index increased. The current liquidity index went from 1.4 to 1.3, while the general liquidity index went from 0.6 to 0.7. The main impacts were the decrease of indebtedness and the balance of the financial instruments, which generated a liability.

Net Debt

The Company believes that is on track to achieve the target of reducing leverage to pre-acquisition levels of The Body Shop, from 1.4x by 2021. The measure is comparable to previous periods.

(in millions of R$)	Financial year ended on
Indebtedness	December 31, 2019	December 31, 2018	December 31, 2017
Short-term loans and financing	(3,354.4)	(1,113.1)	(4,015.0)
Long-term loans and financing	(7,432.0)	(6,881.0)	(4,911.4)
(+) Cash and Cash Equivalents and Securities	5,539.4	2,430.4	3,670.4
(+) Gains (losses) not realized with financial derivatives	662,1	557.4	10.8
Net Debt*	(4,584.8)	(5,006.3)	(5,245.2)
Treasury Net Debt***	(4,584.8)	(5,006.3)	(5,245.2)
Treasury Net Debt Index (Treasury Net Debt/ EBITDA Adjusted by the effects of corporate income tax and the effects of IFRS16	2.41	2.71	3.01

* For comparison purposes, in 2019, the effect of the initial adoption of IFRS 16 / CPC 06 (R2), in the amount of R$ 564 million, and corporate income tax resulting from the contribution to the formation of the Company in the amount of R$ 206.6, from the calculation of the indicator.

The data presented in the table above show the continuous deleveraging: decreased of the treasury net debt index to 2.41 times in 2019, compared to 2.71 times in 2018.

The treasury net indebtedness index of 2018 was 2.71, below the limit demanded by the covenants, of 3.50, and in line with the guidance of 1.4x by 2021, which is a consequence of the EBITDA in the year in relation to the previous year.

The treasury net indebtedness index of 2017 was 3.01, which is an improvement in relation to the covenant, of 3.60x.

b. Capital Structure

The table below shows the financing pattern for the Company's activities, considering its own and third parties equity:

	Financial year ended on
	December 31, 2019	December 31, 2018	December 31, 2017
Share of the Company’s Own Capital	16%	17%	11%
Share of Third Party’s Capital	84%	83%	89%

On December 16, 2019, the Company issued promissory notes with restricted efforts, in the total amount of R$ 2.9 billion, in two series of R$ 2.2 billion and R$ 700.0 million, maturing in up to 365 days. The funds were raised for settling the total redemption amount of class C preferred shares, issued by Avon, in addition to costs and expenses related to the acquisition of Avon.

As a result of this issue, currently 68.9% of the Company's debt is long-term, with an average maturity of 2.6 years.

c. Debt service capacity

In the financial years ended on December 31, 2019, 2018 and 2017, Natura fully complied with its financial commitments.

Additionally, the management understands that the Company's relationship with top tier financial institutions allows access to additional credit lines, in case of need.

The analysis of the current liquidity and general liquidity indexes shown in item 10.1.a shows the Group's ability to settle its short-term commitments.

In addition, as of the date of this Reference Form, the Group has honored payments on all its commitments, as expected, and there is no prospect of financial incapacity or unmanaged liquidity risk.

d. Sources of funding for working capital and investments in non-current assets used

The main source of financing for working capital and investment in non-current assets of the Company is its own generation of operating cash.

The Company also used capital market operations, such as debt issues, the issuing of notes abroad and the issuing of Bank Credit Certificate and Export Credit Notes. We can also mention the financing contracts with BNDES and financing via FINAME and FINEP.

The financing sources used by the Company for working capital and for short and long-term investments are indicated in item 10.1.f.

e. Sources of financing for working capital and investments in non-current assets intended to be used to cover liquidity deficiencies

The Company has a liquidity level and performs internal cash generation in a consistent manner, according to the information documented by the management in Section 10.1.a. As of the date of this Reference Form, there is no indication that the Company is not able to settle its short and medium term commitments satisfactorily.

The Company will also be able to evaluate complementary alternatives to financing sources by contracting bank loans, financing from development agencies and access to local and foreign capital markets, as was the case in 2017, when the Company issued debt securities with the purpose of meeting the financial obligations arising from the acquisition of The Body Shop.

The financing sources used by the Company for working capital and for short and long-term investments are indicated in item 10.1.f.

f. Levels of Indebtedness and characteristics of debts obligations

(i) Material loans and financing agreements

In 2019, we had R$ 7,432.0 million in long-term loans and financing, and R$ 3,354.4 million in short-term loans and financing, and in 2018 these amounts were, respectively, R$ 6,881.0 million and R$ 1,113.1 million. These loans and financing currently consist of mainly obligations to raise funds by issuing notes, debentures and promissory notes.

The table below contains the due dates of our consolidated long-term debt in 2018:

Due dates of the long-term loans and financing	Amount (in millions of R$)
2020	-
2021	2,279.8
2022	527.5
2023 onwards	4,624.7
Total	7,432.0

The summary of the main loan and financing agreements and bank financing in 2019, 2018 and 2017 are as follows:

In million (R$)	December 31, 2019	December 31, 2018	December 31, 2017	Currency	Expiration Date	Contractual Fees	Guarantees
Raised in local currency
Financer of studies and projects FINEP	102.0	135.6	148.2	Real	June 2023	Juros de 3.5% p.y. para parcela com vencimento em junho de 2023	Endorsement of Natura Cosméticos S.A.
Debentures	4,251.2	4,680.7	3,779.8	Real	August 2024	Interest from 109% to 112% of CDI, 1.4%+CDI, 1.75%+CDI, 1.00%+CDI and 1.15%+CDI, with maturity in March, 2020, September 2020, September 2021, September 2022 and August 2024.	N/A
Promissory Notes	2,883.4	-	3,792.5	Real	December 2020	2.00% + CDI	Real guarantee of shares sold by Natura Cosméticos S.A.
BNDES	35.4	73.4	29.3	Real	Up to September 2021	TJLP + interest of 0.5% p.y. to 3.96% p.y. and contract with a fixed rate of 3.5% p.y. at 5% p.y. (PSI) (b)	Bank guarantee letter
BNDES EXIM	-	-	418.0	Real	Up to November 2018

For 30% of the credit line, SELIC + 0.4% p.y., for 70% of the line, TJLP. Basic remuneration is added for both BNDES (2% p.y.) and the remuneration of the Bank Agent

Interest of 4.5% p.y. + TJLP contracted until 2012 and for contracts signed as of 2013 pre-fixed rate of 3%

							Real guarantee of shares sold by Natura Cosméticos S.A.
BNDES – FINAME	0.2	0.7	3.5	Real	Up to March 2021	Interest 4.5% p.y. + TJLP contracted until 2012 and for contracts signed as of 2013 pre-fixed rate of 3% p.y. (PSI) (b); Contracts from August 2014 to May 2016 pre-fixed rate of 6% p.y. to 10.5% p.y..	Fiduciary sale, endorsement of Natura Cosméticos S.A. and promissory notes
Working Capital –Peru Transaction	-	21.0	21.4	Novo Sol	July 2019	Interest of 3.99% p.y.	Endorsement Natura Cosméticos S.A
Working Capital - Mexico Transaction	31.8	10.0	59.0	Mexican Peso	February 2021 and October 2020	Interest of 1.15% p.y. + TIIE (c)	Endorsement of Natura Cosméticos S.A
Working Capital – Colombia Transaction	-	-	16.7	Colombian Peso	December 2018	Interest of 6.95% p.y.	Endorsement of controller Natura Cosméticos S.A.
Working Capital – Aesop Transaction	100.4	59.9	88.3	Australian Dollar	August 2021	Libor + interest of 0.92% p.y.	Bank guarantee letter
Working Capital - The Body Shop Transaction	-	-	2.0	British Pound	October 2018	Interest of 0.33% p.y.	N/A
Total in local currency	7,404.4	4,981.3	8,358.7
Raised in Foreign currency
BNDES	8.0	17.1	22.8	Dollar	October 2020	Interest of 1,8% p.y. to 2,3% p.y. + Normative Resolution No. 635 (a)	BNDES
Export Credit Note (NCE)	81.2	-	-	Dollar	October 2020	Libor + interest of 0,87% p.y. (a)	Export Credit Note (NCE)
Normative Resolution No. 4131/62	202.2	-	487.7	Dollar	May 2022	Libor + interest of 1,1% p.y. (a)	Normative Resolution nº 4131/62
Representative debt securities (“Notes”)	3,090.5	2,995.8	-	Dollar	February 2023	Interest of 5,375% p.y. (a)	Representative debt securities (“Notes”)
Total in foreign currency	3,382.0	3,012.9	510.5
General Total	10,786.3	7,994.2	8,869.2

a)     Loans and financing for which swap financial instruments were contracted with the exchange of foreign currency indexation for CDI. These loans and financing are not being shown net of their derivatives;

b)     PSI – Investment Support Program; and

c)     TIIE – Mexico’s interbank balance interest rate.

(ii) Other long-term relationships with financial institutions

The Company has long-term relationships with national financial institutions that, over the past few years, have enabled the growth of its activities through loans and financing.

(iii) Degree of subordination between debts

Gross debt comprises the sum of loans and financing and debentures (current and non-current), guaranteed by real guarantees, such as (i) mortgage; (ii) fiduciary assignment; (iii) chattel mortgage and personal guarantees, such as aval and surety. The degree of subordination between the Company's debts is determined in accordance with the provisions of the legislation in force, namely: (i) social and labor obligations; (ii) taxes payable; (iii) leasing (secured guarantee); (iv) loans and financing; (v) unsecured credits; (vi) subordinated credits; and (vii) dividends and interest on equity.

(iv) any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as the issuer has been complying with these restrictions

12-Month term ended on:	Financial Index *
December 31, 2017 June 30, 2018	Three point seventy-five (3.75)
December 31, 2018 June 30, 2019	Three point five (3.50)
December 31, 2019 June 30, 2020	Three point twenty-five (3.25)
December 31, 2020 June 30, 2021	Three (3.00)
December 31, 2021 June 30, 2022	Three (3.00)

Debentures

The restrictive clauses contracted in the issue of debentures establishes the following financial indicators for the consolidated financial statements:

(*) Financial rate resulting from the quotient of dividing the Net Treasury Debt by EBITDA, which should be equal to or less than that established in the table above.

g. Financing limits contracted and percentages used

The Company has up to £ 70 million (seventy million pounds) of unsecured credit that can be withdrawn in installments to meet the short term financing needs of The Body Shop International Limited. This credit line is valid until March 2021, and is automatically renewed at the option of The Body Shop International Limited. Interest will be paid at the rate of LIBOR or EURIBOR + 2.0% per year.

In addition, they also have up to R$ 150 million of unsecured credit line that can be withdrawn in installments to meet Natura's short-term financing needs. This credit line is valid until January 2020. Interest will be paid according to the CDI rate + 1.25% per year. No renewal for the year ended December 2019.

As of December 31, 2019, the Company did not use these available credit lines.

h. Significant changes in each item in the financial statements

Income Statement

The tables in this item present a summary of the main consolidated financial and operating information of the Company or the periods indicated therein, accompanied by comments from the Company management’s regarding the significant changes occurred in such periods.

	2019	V.A.	H.A.	2018	V.A.	H.A.	2017
NET INCOME	14,444,690	100.0%	7.8%	13,397,419	100.0%	36.0%	9,852,708
Cost of the products sold	(4,033,454)	-27.9%	6.6%	(3,782,843)	-28.2%	29.9%	(2,911,077)

GROSS PROFIT	10,411,236	72.1%	8.3%	9,614,576	71.8%	38.5%	6,941,631

OPERATIONAL REVENUE (EXPENSES)
Expenses with sales, marketing and logistics	(6,395,586)	-44.3%	9.7%	(5,828,713)	-43.5%	47.0%	(3,965,019)
Expenses with administration, R&D, IT and Projects	(2,405,576)	-16.7%	6.9%	(2,251,341)	-16.8%	46.6%	(1,535,945)
Loss due to decrease of the recoverable amount of accounts receivable from clients	(209,515)	-1.5%	-11.9%	(237,884)	-1.8%	1.8%	(233,714)
Equity accounting results	-	0.0%	0.0%	-	0.0%	0.0%	-
Other net operational income (expenses)	(49,311)	-0.3%	23.4%	(39,945)	-0.3%	-126.3%	151,688

OPERATING PROFIT BEFORE FINANCIAL RESULT	1,351,248	9.4%	7.5%	1,256,693	9.4%	-7.5%	1,358,641

Financial income	1,955,784	13.5%	-4.9%	2,056,421	15.3%	240.2%	604,392
Financial expenses	(2,795,874)	-19.4%	5.9%	(2,639,709)	-19.7%	166.1%	(991,841)

Taxes on the formation of the Company	(206,592)	-1.4%	100.0%	-	0.0%	0.0%	-

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	304,566	2.1%	-54.8%	673,405	5.0%	-30.7%	971,192
Income tax and social contribution	(149,099)	-1.0%	19.3%	(125,026)	-0.9%	-58.5%	(300,941)

NET PROFITS FOR THE YEAR	155,467	1.1%	-71.6%	548,379	4.1%	-18.2%	670,251

Comparative Analysis of the Consolidated Income – Years 2019/2018

Net Income

	Financial year ended on December 31,
	2019	2018	Variation
Operational segments	(In millions R$)
Natura Brasil	6,260.8	6,022.2	4.0%
Natura LATAM	2,742.5	2,415.7	13.5%
The Body Shop	4,129.3	3,886.0	6.3%
Aesop	1,303.0	1,064.0	22.5%
Others Natura	9.1	9.5	(3.7%)
Net income of the Company	14,444.7	13,397.4	7.8%

Our net income increased 7.8% to R$ 14,444.7 million in 2019, from 13,397.4 million in 2018, due to the accelerated growth of Aesop, as well as stable growth in other brands.

The following section presents an analysis of our main segments:

Sales in the domestic market

Natura Brazil’s revenue increased 4.0% to R$ 6,280.8 million in 2019, from R$ 6,022.2 million in 2018. The increase is mainly due to (1) a strong increase in sales in all channels and categories; (2) one of the biggest quarterly growths in the brand's history since 2010, due to an extremely successful Christmas campaign; (3) an increase in the average of independent beauty consultants, reaching 1.1 million in 2019, as well as an increase in consultants' productivity; (4) an increase in the average ticket per unit sold to R$ 18.0 in 2019 compared to R$ 16.4 in 2018, which was partially offset by a decrease in units sold from 5.4% to 347.4 million in 2019, of 367.4 million units sold in 2018.

In 2019, Natura Brasil further strengthened its direct selling model, enhancing the digital capabilities of its independent beauty consultants. In 2019, more than 900,000 independent beauty consultants in Brazil used the digital mobile platform, while 700,000 of these consultants had virtual consultant stores on the Natura Network, further increasing sales and their ability to reach customers. Natura Brasil also continued its omnichannel growth, with the launch of 22 own stores in shopping centers, reaching a total of 58 stores at the end of 2019. In addition, our franchises in Brazil, called "Aqui tem Natura", accelerated direct sales, registering double-digit growth and launching more than 100 stores. As of December 31, 2019, Natura Brasil had approximately 400 franchised stores in Brazil.

Sales in the external market

Natura LATAM's net income increased 13.5% to R$ 2,742.5 million in 2019 compared to R$ 2,415.7 million in 2018, mainly as a result of (1) a 19% increase in units sold to 167.9 million units sold in 2019 compared to 141.1 million units in 2018, led by strong performance in Argentina, even considering the challenging hyperinflationary environment of the country, in addition to strong revenue growth in Colombia and Mexico; (2) a 6.9% increase in the average number of beauty consultants to 666.6 million in 2019 compared to 623.8 million in 2018; and (3) significant growth in consultant productivity as a result of large-scale technology implementation and use of our mobile platforms. In the region, the average price per unit sold was reduced to R$ 16.3 in 2019, while the average price in 2018 was R$ 17.1.

In addition, in 2018, the cumulative inflation in Argentina reached 100% in three years, and the adoption of the following accounting standards were made from the third quarter 2018: CPC 42 - Accounting Economics hyperinflationary (IAS 29 - Financial Reporting in hyperinflationary Economies), which requires the monetary correction of the entity's financial statements in order to reflect changes in the purchasing power of the currency (of a hyperinflationary economy); and CPC 02 (R2) - Effects of changes in exchange rates and conversion of financial statements (IAS 21 - The effects of changes in foreign exchange rates), which requires the conversion of Argentine financial statements from the Argentine peso to the real, at the exchange rate at the end of each year.

The impact of the adoption of accounting standards in both net income was down R$ 4.5 million in 2019.

Body Shop's net income increased 6.3% to R$ 4,129.3 million in 2019 compared to R$ 3,886.0 million in 2018. Net income increased mainly due to (1) steady growth in UK income and from Australia, which registered strong retail sales and beauty consultant channels, and the impact of the 4% increase in the average exchange rate from pounds to reais. The increase in our net income occurred mainly in Asia and Latin America, as well as the increase in direct sales and franchises, offsetting the impact of the closing of 56 own stores with low performance, which resulted in a total of 1,013 own stores in 31 December 2019 (compared to 1,037 at December 31, 2018) and 1,866 franchised stores at December 31, 2019 (compared to 1,898 at December 31, 2018); and (2) the drop in sales in Hong Kong due to recent political events.

Aesop's net revenue increased 22.5%, ending 2019 at the mark of R$ 1,303.1 million, compared to R$ 1,064.0 million in 2018, mainly driven by strong sales growth in the Americas, Asia, especially Korea, Taiwan and Japan, who also presented solid digital sales figures, added to a 0.6% increase in average exchange rates from Australian dollars to reais. There were 247 owned stores on December 31, 2019, a net increase of 20 stores compared to 227 owned stores in December 31, 2018. The number of department stores increased to 99 on December 31, 2019, on December 31, 2018 the number was 92 stores.

Cost of the products sold

The cost of the products sold was R$ 4,033.5 million in 2019, representing a 6.6% increase in comparison with the cost of the products sold of R$ 3,782.8 million in 2018. In relation to net income, our cost of products sold decreased to 27.9% in 2019, compared to 28.2% in 2018.

The table below shows the components of the cost of products sold for the periods stated, as well as the annual variation of each component:

	Financial year ended on
(in millions of R$)	2019	2018	2019/2018 Variation (%)
Raw material for products and packages(1) and products for resale(2)	3,457.5	3,223.4	7.3%
Workforce	293.4	276.8	6.0%
Depreciation	57.4	65.2	-12.00%
Other costs (3)	225.2	217.4	3.6%
Cost of the products sold	4,033.5	3,782.8	6.6%

(1) Mainly plastics, glass, graphs and scents.

(2) Products manufactured by third parties, soaps, hair products, etc.

(3) The “other costs” include electricity, water, gas, consultancy services, IT services, among others.

With regard to our segments:

•	In 2019, Natura Brazil represented 48.4% of our total costs of products sold. Natura Brazil’s cost of products sold increased 3.1% to R$ 1,953.9 million in 2019 compared to R$ 1,895.9 million in 2018. This increase correspond to the increase in our revenue in 2019. As a percentage of net income, the cost of products sold stayed stable at 31.2% in 2018 compared to 31.5% in 2018.

•	In 2019, Natura LATAM represented 24.3% of our total costs of products sold. Natura LATAM's cost of products sold increased 19% to R$ 981.5 million in 2019, compared to R$ 824.8 million in 2018, representing 35.8% and 34.1% of net income for 2019 and 2018, respectively. This increase stems from the 19.0% increase in products sold and the impact of R$ 43.2 million from hyperinflation in Argentine in 2019.

•	In 2019, The Body Shop represented 24.0% of our total costs of products sold, represented substantially by the cost of finished products produced by third parties. The Body Shop's cost of products sold increased 2.8% to R$ 969.7 million for 2019 compared to R$ 943.5 million for 2018, mainly due to an increase in the exchange rate effect on the exchange rate of the pound to reais.

•	In 2019, Aesop represented 3.0% of our total costs of products sold, substantially represented by the cost of finished products produced by third parties. Aesop's cost of products sold increased 5.9% to R$ 123.0 million in 2019, compared to R$ 116.1 million in 2018 and represented 9.4% and 10.9% of net income for 2019 and 2018, respectively. Aesop, in turn, maintained significant expansion rates, with a 22.5% increase in net revenue in 2019, driven by 20 new exclusive stores and increased sales on digital channels, especially in Asia.

Gross profit

As a result of the information mentioned above, the consolidated gross profit of the Company increased 8.3% reaching R$ 10,411.2 million in 2019, compared to gross profits of R$ 9,614.6 million in 2018. The Company's gross margin, which we calculate as gross profit divided by net income and expressed as a percentage, increased 72.1% in 2019, compared to 71.8% in 2018. For Natura Brazil, Natura LATAM, The Body Shop and Aesop, the gross margin for 2019 was 68.8% (68.5% in 2018), 64.2% (65.9% in 2018), 76.5% (75.7% in 2018) and 90.6% (89.1% in 2018), respectively.

Operational (Expenses) and Incomes

Consolidated operating expenses of the Company increased by 8.4% to R $ 9,060.0 million in 2019, compared to operating expenses of R$ 8,357.9 million in 2018, due to the factors listed below.

Expenses with sales, marketing and logistics

Consolidated selling, marketing and logistics expenses of the Company increased from R$ 5,828.7 million to R$ 6395.6 million in 2019, showing an increase of 9.7% compared to 2018. In relation to net income, the item reached 44.3 in 2019, compared to 43.5% in 2018. This increase of R$ 538.5 million is mainly due to (1) increases in investments in marketing; (2) increase of R$ 148.0 million in Natura LATAM's sales, marketing and logistics expenses to R$ 1,156.4 million in 2019, compared to R$ 1,008.4 million in 2018, as a result of its continued investment improving operational efficiency; and (3) an increase in sales, marketing and logistics expenses at Aesop in 2019 to R$ 678.1 million compared to R$ 476.3 million in 2018, as a result of the launch of 20 exclusive stores since December 31, 2018 and the impact of exchange rate changes.

Administrative, R&D, IT and Project Expenses

The consolidated administrative, R&D, IT and Project Expenses of the Company increased to R$ 2,405.6 million in 2019, compared to R$ 2,251.3 million in 2018, showing an increase of 6.9% compared to 2018. This increase of R$ 154.3 million was mainly due to an increase of R$ 92.0 million in administrative, R&D, IT and projects expenses at Natura Brazil due to higher expenses related to stock option plans, as a result of the granting of new plans and a sharp increase in share prices, in addition to greater investments in innovation and IT.

Other net operational revenue (expenses)

Other consolidated net operating expenses of the Company increased to expenses of R$ 49.3 million in 2019 compared to expenses of R$ 40.0 million in 2018. This variation was mainly due to the expenses incurred in the acquisition of Avon, in the total of R$ 141.3 million. This effect was partially offset by: (1) the recognition of a tax credit of R$ 42.3 million for 2019, due to the exclusion of ICMS from the calculation of the tax base of PIS and COFINS taxes; (2) the recognition of R$ 43.0 million of recovered tax credits related to changes in the tax position assumed in PIS / COFINS for 2019; and (3) reversal of provisions related to the replacement of ICMS totaling revenue of R$ 21.4 million in 2019. These effects were partially offset by expenses arising from the acquisition of Avon, totaling R $ 141.3 million in 2019.

Net financial revenue (expenses)

The consolidated net financial result of the Company showed an expense of R$ 840.1 million in 2019 compared to an expense of R$ 583.3 million in 2018, mainly due to (1) expenses with structuring the acquisition of Avon, totaling R$ 115.8 million in 2019; and (2) additional expenses related to leasing interest of R $ 134.6 million, mainly resulting from the adoption of IFRS 16.

Taxes on the formation of the Company

The taxes on the formation of the Company refer to the income tax of R$ 206.6 million imposed on the Company as a result of the contribution of the capital of the controlling shareholders to the share capital of Natura, as part of the restructuring plan to enable the acquisition of Avon. For more information, see note 11 to our audited consolidated financial statements for the year ended December 31, 2019.

Income tax and social contribution

Income tax and social contribution increased to R$ 149.1 million, compared to R$ 125.0 million in 2018, mainly due to a higher effective rate of 29.2% in 2019 compared to 18.6% in 2018.

Net Profit

Due to the reasons stated above, the net profits of the Company was reduced to R$ 155.5 million (1.1% of the net income), compared to the previous year's net profit of R $ 548.4 million in 2018 (4.1% of net income).

Comparative Analysis of the Consolidated Results – Fiscal Years 2018/2017

Net Income

	Financial year ended on December 31,
	2018	2017	Variation
	(in millions R$)
Operational segments
Natura Brasil	6,022.2	5,574.9	8.0%
Natura LATAM	2,415.7	2,108.2	14.6%
The Body Shop	3,886.0	1,456.6	166.8%
Aesop	1,064.0	706.4	50.6%
Natura others	9.5	6.6	43.9%
Net income of the Company	13,397.4	9,852.7	36.0%

The Company's net income totaled R$ 13,397.4 million in 2018, from a net income of R$ 9,852.7 million in 2017, mainly due to (1) consolidation of The Body Shop, as of September 2017, which contributed to the net income in the amount of R$ 3,886.0 million in 2018 and R$ 1,456.6 million in 2017 (a period of just four months, from September to December); (2) strong growth of Natura Brasil and Natura LATAM; and (3) accelerated growth of our Aesop operations.

The following section presents an analysis of our main segments:

Sales in the domestic market

Natura Brazil’s net income increased 8.0%, to R$ 6,022.2 million in 2018, compared to R$ 5,574.9 million in 2017, mainly due to (1) an increase of 6.7% in units sold to 346, 0 million in 2018 compared to 324.4 million in 2017, driven mainly by the implementation of our direct sales model: our strategy that aims to focus on the main categories and increase the advancement and penetration of our digital platform available to beauty consultants independent from Natura; and (2) the impact of R$ 171.4 million due to the adoption of IFRS 15 - Income from contracts with clients, which accounts for additional charges and fines for late payment by independent beauty consultants as variable components received in exchange for the transfer of products. In 2017, these transactions were recognized as recovery of commercial expenses. The average price per unit sold remained stable, at R$ 17.4 in 2018, compared to R$ 17.2 in 2017.

In 2018, Natura further strengthened its direct selling model, enhancing the digital capabilities of its independent beauty consultants. In Brazil, more than 630,000 independent beauty consultants use the digital mobile platform. Natura also continued its omnichannel growth, with the launch of 17 own stores in shopping centers, reaching 36 stores at the end of the year. In addition, more than 400,000 independent beauty consultants do business over the internet, through the Natura Network.

Sales in the external market

•	Natura LATAM. Natura LATAM's net income increased 14.6%, to R$ 2,415.7 million in 2018 compared to R$ 2,108.2 million in 2017, mainly due to (1) an 11.3% increase in units sold, to 141.1 million in 2018, from 126.8 million in 2017, supported by sales growth in all Latin American countries in which we operate; (2) an increase in the average number of independent beauty consultants of 9.8%, reaching 623.8 million; (3) accelerating our digital strategy; (4) implementation of the direct selling model in Chile and Peru; (5) an increase of R$ 40.9 million in 2018, as a result of the adoption of IFRS 15 - Revenue from contracts with clients - in 2018, which accounts for charges and fines for late payment by independent beauty consultants as variable components received in exchange for the transfer of products, while in 2017 these charges were recognized as a recovery of selling expenses; and (6) adoption by more than 200,000 beauty consultants independent of our digital mobile platform; and (7) growth in online sales, with more than 100,000 independent beauty consultants doing business over the Internet through the Natura Network.

In addition, in 2018, the cumulative inflation in Argentina reached 100% accumulated in three years, which triggered the adoption of the following accounting policies: (1) IAS 29 - Financial Reporting in Hyperinflationary Economies, which requires the monetary correction of the entity's financial statements, whose functional currency is the currency of a hyperinflationary economy, in order to reflect changes in the overall power of its currency and (2) IAS 21 - The Effects of Changes in Exchange Rates, which requires the conversion of Argentine financial statements from the Argentine peso to the real at the exchange rate at the end of the year (December 31, 2018). The impact on net income of both standards for 2018 was a reduction of R$ 44.5 million.

•	The Body Shop. Body Shop's net income increased 166.8%, to R$ 3,886.0 million in 2018 compared to R$ 1,456.6 million in 2017, mainly due to the consolidation of The Body Shop as of September 2017. For financial year ended on December 31, 2018, sales grew 1.8% in constant currency when compared to December 31, 2017. On December 31, 2018, The Body Shop had 1,037 owned stores (compared with 1,099 in 31 December 2017) and 1,898 franchised stores (compared to 1,950 on December 31, 2017).

•	Aesop. Aesop. Aesop's net income increased 50.6% to R$ 1,064.0 million in 2018 compared to R$ 706.4 million in 2017, mainly due to: (1) strong growth of channels and regions, mainly in Asia, the largest Aesop market, where digital penetration has increased; (2) 17.8% growth in like-for-like sales from exclusive stores (compared to December 31, 2017); and (3) an increase in the number of exclusive stores to 227 on December 31, 2018 (compared to 209 on December 31, 2017). The number of department stores was 92 on December 31, 2018, a reduction when compared to 95 stores on December.

Cost of the products sold

The cost of the products sold was R$ 3,782.8 million in 2018, representing an increase of 29.9% compared to the cost of products sold of R$ 2,911.1 million in 2017, mainly due to: (1) twelve-month consolidation of financial information from The Body Shop in 2018, totaling R$ 943.5 million, compared to four months of consolidation for 2017, contributing R$ 370.5 million to the cost of products sold; and (2) an increase in the volume sold. These effects were partially offset by reduced depreciation and amortization expenses related to our existing asset base.

The cost of products sold represented 28.2% and 29.5% of net income for 2018 and 2017, respectively, driven mainly by lower discounts in The Body Shop segment and the effect of IFRS 15 on Natura Brasil and Natura LATAM.

The table below shows the components of the cost of products sold for the periods stated, as well as the annual variation of each component:

	Financial year ended on
(in millions of R$)	2018	2017	2018/2017 Variation (%)
Raw material for products and packages(1) and products for resale(2)	3,223.4	2,402.3	34.2%
Workforce	276.8	261.9	5.7%
Depreciation	65.2	69.4	(6.1%)
Other costs (3)	217.4	177.4	22.5%
Cost of the products sold	3,782.8	2,911.1	29.9%

(1) Mainly plastics, glass, graphs and scents.

(2) Products manufactured by third parties, soaps, hair products, etc.

(3) The “other costs” include electricity, water, gas, consultancy services, IT services, among others.

With regard to our segments:

•	In 2018, Natura Brazil represented 50% of our total costs of products sold. Natura Brazil’s cost of products sold increased 8.3% to R$ 1,895.9 million in 2018 compared to R$ 1,750.1 million in 2017. This increase is due to the increase in units sold. As a percentage of net income, the cost of products sold stayed stable at 31.5% in 2018 compared to 31.4% in 2017.

•	In 2018, Natura LATAM represented 22% of our total costs of products sold. Natura LATAM's cost of products sold increased 16.5% to R$ 824.8 million in 2018, compared to R$ 707.7 million in 2017, representing 34.1% and 33.6% of net income for 2018 and 2017, respectively. This increase is due to the increase in products sold and higher import costs due to the depreciation of the Argentinean peso.

•	In 2018, The Body Shop represented 25% of our total costs of products sold, represented substantially by the cost of finished products produced by third parties. The Body Shop's cost of products sold increased 154.7% to R$ 943.5 million for 2018 compared to R$ 370.5 million for 2017, due to the four month consolidation of The Body Shop in 2017. As a percentage of net income, the cost of products sold represented 24.3% in 2018 compared to 25.4% in 2017.

•	In 2018, Aesop represented 3.0% of our total costs of products sold, substantially represented by the cost of finished products produced by third parties. Aesop's cost of products sold increased 44.9% to R$ 116.1 million in 2018, compared to R$ 80.1 million in 2017 and represented 10.9% and 11.3% of net income for 2018 and 2017, respectively. This increase in the cost of products sold is mainly due to an increase in the number of units sold to 10.3 million in 2018, compared to 8.3 million in 2017.

Gross profit

Consolidated gross profit of the Company increased 38.5% achieving R$ 9,614.6 in 2018, compared to gross profits of R$ 6,941,6 million in 2017, , mainly due to the twelve-month consolidation of The Body Shop in 2018, compared to four-months in 2017. The Body Shop's gross profit totaled R$ 2,942.5 million in 2018, and R$ 1,086.0 million in 2017.

The Company's gross margin, which we calculate as gross profit divided by net income and expressed as a percentage, increased 71.8% in 2018, compared to 70.5% in 2017. For Natura Brazil, Natura LATAM, The Body Shop and Aesop, the gross margin for 2018 was 68.5% (68.6% in 2017), 65.9% (66.4% in 2017), 75.7% (74.6% in 2017) and 89.1% (88.7% in 2017), respectively.

Operational (Expenses) and Incomes

Consolidated operational expenses of the Company were R$ 8,357.9 million in 2018, representing an 49.7% increase in comparison with the operational expenses of R$ 5,583.0 million in 2017, mainly .due to mainly as a result of the variations described below for: (1) sales, marketing and logistics expenses; (2) administrative, R&D, IT and projects expenses; and (3) other net operational expenses.

Expenses with sales, marketing and logistics

Consolidated selling, marketing and logistics expenses of the Company increased 44.5% to R$ 6,066.6 million in 2018, compared to R$ 4,198.7 million in 2017, This increase was mainly due to: (1) twelve-month consolidation of The Body Shop in 2018, against four-months in 2017; and (2) the adoption of IFRS 15 in 2018, which accounts for charges and fines for late payment by independent beauty consultants as variable components received in exchange for the transfer of products, while in 2017 these charges were recognized as a recovery of expenses with sales at Natura Brasil and Natura LATAM, thus increasing these expenses in 2018.

As a percentage of net income, selling, marketing and logistics expenses totaled 45.3% in 2018, against 42.6% in 2017. The main effect is observed in The Body Shop, which in 2018 consolidated the entire year against four months in 2017, from September to December, when revenues are higher due to seasonality.

Administrative, R&D, IT and Project Expenses

The administrative, R&D, IT and Project Expenses increased 46.6% to R$ 2,251.3 million in 2018, compared to R$ 1,535.9 million in 2017. The increase was mainly due to: (1) twelve-month consolidation of The Body Shop in 2018, against four-months in 2017; and (2) greater provision for a retention plan at Aesop, reflecting its superior performance in relation to 2017.

As a percentage of net income, administrative, R&D, IT and project expenses increased to 16.8% in 2018, compared to 15.6% in 2017. This increase was mainly due to the consolidation of The Body Shop, which in 2018 consolidated a full year of consolidated financial information versus four-months in 2017, from September to December, when incomes are higher due to seasonality.

Other net operational revenue (expenses)

The other net consolidated net operational revenue (expenses) of the Company changed to expense of R$ 39.9 million in 2018 against a revenue of R$ 151.7 million in 2017. This change occurred mainly due to: (1) expenses totaling R$ 98.5 million in 2018 related to the implementation of The Body Shop's transformation plan, which includes initiatives such as brand rejuvenation, organization redesign, optimization of the store's footprint, among others; (2) the reversal, in 2017, of a tax obligation to include the ICMS in the PIS and COFINS tax calculation base, resulting in a positive impact of R$ 197.2 million; (3) reversal of the IPI provision in 2017 (the provision was imposed by Decree No. 8,393 / 2015), resulting in a positive impact of R$ 133.6 million, as a result of a lower risk of loss in a lawsuit, with based on favorable recent jurisprudence and judicial decisions in our favor, with the support of our legal advisors; and (4) R$ 30.0 million in subsidies from BNDES, FINAME and FINEP recorded for 2017, as opposed to zero in 2018 (refers to the reclassification of interest expense on subsidized loans as a result of the financial accounting pronouncement IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance). These effects were partially offset by: (1) R$ 87.1 million in expenses related to the acquisition of The Body Shop in 2017 (zero in 2018) and (2) R$ 38.8 million in tax contingencies recorded in 2017, against R$ 0.7 million in 2018.

Assets in R$	2019	V.A.	H.A.	2018	V.A.	H.A.	2017
Current Assets
Cash and cash equivalents	4,513,582	21.3%	271.5%	1,215,048	7.9%	-28.2%	1,693,131
Securities	1,025,845	4.8%	-15.6%	1,215,377	7.9%	-38.5%	1,977,305
Accounts receivable from clients	1,685,764	8.0%	-0.3%	1,691,581	11.0%	12.2%	1,507,921
Accounts receivable from clients – related parties	-	0.0%	0.0%	-	0.0%	0.0%	-
Inventories	1,430,550	6.8%	4.8%	1,364,672	8.9%	9.7%	1,243,925
Recoverable taxes	395,640	1.9%	4.3%	379,253	2.5%	80.1%	210,563
Income tax and social contribution	113,478	0.5%	-65.3%	326,803	2.1%	65.5%	197,478
Derivative financial instruments	-	0.0%	0.0%	-	0.0%	-100.0%	14,778
Other Non-Current Assets	265,198	1.3%	0.8%	263,025	1.7%	24.5%	211,208
Total Current Assets	9,430,057	44.5%	46.1%	6,455,759	42.0%	8.5%	7,056,309

Non-Current Assets
Recoverable taxes	409,214	1.9%	11.0%	368,640	2.4%	-16.1%	439,139
Income tax and social contribution	334,671	1.6%	100%	-	0.0%	0.0%!	-
Deferred income tax and social contribution	374,448	1.8%	-6.0%	398,400	2.6%	15.8%	344,153
Court deposits	337,255	1.6%	1.1%	333,577	2.2%	4.4%	319,433
Derivative financial instruments	737,378	3.5%	26.2%	584,308	3.8%	100.0%	-
Securities	7,402	0.0%	100%	-	0.0%	0.0%	-
Other Non-Current Assets	83,836	0.4%	62.5%	51,606	0.3%	11.8%	46,145
Total long-term realizable assets	2,284,204	10.8%	31.5%	1,736,531	11.3%	51.2%	1,148,870

Investments	-	0.0%	0.0%	-	0.0%	0.0%	-
Fixed Asset	1,773,889	8.4%	-20.7%	2,236,714	14.5%	-1.8%	2,276,674
Intangible Assets	5,076,501	24.0%	2.5%	4,950,545	32.2%	10.6%	4,475,609
Right to use	2,619,861	12.4%	100%	-	0.0%	0.0%	-

Total Non-Current Assets	11,754,455	55.5%	31.7%	8,923,790	58.0%	12.9%	7,901,153

Total Assets	21,184,512	100.0%	37.7%	15,379,549	100.0%	2.8%	14,957,462

Net financial revenue (expenses)

The net financial revenue was an expense of R$ 583.3 million in 2018, in comparison with an expense of R$ 387.4 million in 2017 mainly due to: (1) higher financing interest of R$ 631.5 million in 2018, compared to R$ 387.7 million in 2017 (2) recognition of R$ 70.3 million in benefit resulting from a reduction of interest when joining the Special Tax Regulation Program (PERT) established by Federal Law No. 13,496/17 in 2017; (3) gain due to the reversal of interest on the provision for tax risks and liabilities and recognition of contingent assets of R$ 129.8 million in 2017 against a gain of R$ 89.2 million in 2018; (4) reduction of interest expenses on provision for tax, civil and labor risks and tax liabilities to R$ 22.0 million in 2018 compared to R$ 89.8 million in 2017 offset by and (5) financial costs associated with the acquisition of The Body Shop in the amount of R$ 102.5 million for 2017.

IRPJ and CSLL

Income tax and social contribution expenses decreased to R$ 125.0 million in 2018, in comparison with R$ 300.9 million in 2017, mainly due to the reduction in net income before taxes, to R$ 673.4 million in 2018, compared to R$ 971.2 million in 2017, and a lower effective income tax rate of 18.6% in 2018, against 31.0% in the financial year ended on December 31, 2017. The lower tax rate is due to tax recoveries in Brazil, recognition of deferred tax credits at Natura Brazil and The Body Shop and increased accumulation of interest on equity.

Net Profit

Due to the reasons stated above, the net profits for the year went down to R$ 548.4 million in 2018 (4.1% of the net income), in comparison with R$ 670.3 million in 2017 (6.8% of the net income).

Liabilities and net equity in R$	2019	A.V	A.H	2018	A.V	A.H	2017
Current
Loans, financing and debentures	3,354,355	15.8%	201.4%	1,113,095	7.2%	-72.7%	4,076,669
Commercial leasing	542,088	2.6%	688.3%	68,764	0.4%	100.0%	-
Suppliers and “drawn risk” transactions	1,829,756	8.6%	5.4%	1,736,791	11.3%	11.8%	1,553,763
Suppliers – related parties	-	0.0%	0.0%	-	0.0%	0.0%	-
Wages, profit sharing and social charges	560,376	2.6%	-2.4%	574,381	3.7%	56.9%	366,028
Tax obligations	320,890	1.5%	3.5%	310,093	2.0%	14.9%	269,850
Income tax and social contribution	388,238	1.8%	112.1%	183,030	1.2%	23.7%	147,942
Dividends and interest on net equity payable	95,873	0.5%	-37.3%	152,979	1.0%	-24.1%	201,652
Derivative financial instruments	11,806	0.1%	-82.9%	69,189	0.4%	100%	-
Provisions for tax, civil and labor risks	18,650	0.1%	-8.5%	20,389	0.1%	17.5%	17,357
Other current liabilities	396,391	1.9%	17.2%	338,170	2.2%	21.3%	278,744
Total current liabilities	7,518,423	35.5%	64.6%	4,566,881	29.7%	-33.9%	6,912,005
Non-Current Liabilities
Loans, financing and debentures	7,432,019	35.1%	8.0%	6,881,050	44.7%	30.9%	5,255,231
Commercial leasing	1,975,477	9.3%	423.3%	377,471	2.5%	100.0%	-
Tax Obligations	122,569	0.6%	-25.9%	165,326	1.1%	-15.3%	195,127
Deferred income tax and social contribution	450,561	2.1%	4.4%	431,534	2.8%	2.2%	422,369
Provisions for tax, civil and labor risks	201,416	1.0%	-16.6%	241,418	1.6%	-8.8%	264,689
Other non-current liabilities	121,702	0.6%	-14.2%	141,767	0.9%	-48.1%	273,295
Total non-current liabilities	10,303,744	48.6%	25.1%	8,238,566	53.6%	28.5%	6,410,711

Net Equity
Capital stock	1,485,436	7.0%	247.8%	427,073	2.8%	0.0%	427,073
Shares kept in treasury	-	0.0%	-100.0%	(19,408)	-0.1%	-40.4%	-32,544
Capital reserves	1,302,990	6.2%	295.6%	329,330	2.1%	111.5%	155,721
Profit reserves	(149,020)	-0.7%	-110.4%	1,437,015	9.3%	27.9%	1,123,226
Proposed Additional Dividend	-	0.0%	#DIV/0!	-	0.0%	#DIV/0!	-
Discount in capital transactions	(92,066)	-0.4%	0.0%	(92,066)	-0.6%	0.0%	-92,066
Equity appraisal adjustment	815,005	3.8%	65.6%	492,158	3.2%	822.8%	53,336
Total net equity	3,362,345	15.9%	30.6%	2,574,102	16.7%	57.5%	1,634,746

Total liabilities and net equity	21,184,512	100.0%	37.7%	15,379,549	100.0%	2.8%	14,957,462

Comparison between the Main Equity Accounts in 2019 and 2018

The Company's Managements then comments on the main variations in the balance sheet items. Comments, in accordance with CVM guidance, should be restricted to items that have undergone significant changes in the periods analyzed.

Assets

Current

In 2019, the Current Assets totaled R$ 9,430.0 million, 46.1% higher than 2018, when they totaled R$ 6,455.8. This scenario was mostly due to the increase of cash and cash equivalents and securities, net of the increased taxes recoverable.

Cash and cash equivalents and securities

In 2019, the total balance of cash and cash equivalents and securities was R$ 5,539.4 million, 127.9% higher than 2018. As previously mentioned, there was strong cash generation, favored by the Group's level of operating activity and fundraising via the capital market. Cash and cash equivalents and securities, together, represent 26.1% of the total assets in 2019, in comparison with 15.8% in 2018.

Accounts receivable from clients

In 2019, the accounts receivable from clients totaled R$ 1,685.8 million, 0.3% higher than 2018, when the total was R$ 1,681.6.

The accounts receivable from clients represented 8.0% of our assets in 2019, in comparison with 11.0% in 2018. This is mainly explained by the improvement in working liquidity at Natura Brazil and Natura Latam, given the lower levels of accounts receivable.

Inventories

In 2019, the balance of the Inventories account was R$ 1,430.6 million, 4.8% higher than 2018, when it was R$ 1,364.7, due to the increase of sales in International Operations. The Inventories account represented 4.8.% of our assets in 2019, in comparison with 8.9% in 2018.

Non-Current Assets

In 2019, the Non-Current Assets totaled R$ 11,754.5 million, 31.7% higher than 2018. This increase was mainly due to the recognition of the right to use underlying assets in lease agreements in the total amount of R$ 2,619.9 million. For more details on the implementation of the new accounting standard, which made this recognition mandatory, see Section 10.4 of this Reference Form.

Fixed and Intangible Assets

The Fixed and Intangible Assets had a balance of R$ 6,850.4 million, 4.7% lower than 2018, when the balance was R$ 7,187.3. This variation results mainly from the transfer of R$ 631.6 to the item right to use (fixed assets and goodwill). The Fixed and Intangible Assets account represented 32.3% of our assets in 2019, in comparison with 46.7% in 2018.

Right of use

As of December 31, 2019, the Company had a net balance of R$ 2,619.9 million in the right to use. Details of the registration of this balance were related in Section 10.4 of this Reference Form.

Recoverable Taxes

In 2019, the recoverable taxes balance was R$ 409.2 million, 11.0% higher than in 2018, when it was R$ 368.6 million. The recoverable taxes account represented 1.9% of our assets in 2019, in comparison with 2.4% in 2018. The variation is mainly due to the recognition of credits referring to the exclusion of ICMS on the PIS and COFINS calculation basis, which became final in the process during 2019 and the accumulation of credit arising from the calculation process in single-phase products.

Deferred income tax and social contribution

In 2019, the balance of the deferred income tax and social contribution account was R$ 374.4 million, 6.0% lower than in 2018. This variation is mainly due to the reduction in the balance of tax losses and negative bases accumulated in 2019 and other temporary differences, which are presented, comparatively, in note 11 of the Consolidated Financial Statements on December 31, 2019. . The deferred income tax and social contribution account represented 1.8% of our assets in 2019, in comparison with 2.6% in 2018.

Liabilities

Current Liabilities

In 2019, the Current Liabilities totaled R$ 7,518.4 million, 35.5% higher than 2018, when they totaled R$ 4,566.9 million. This increase was mainly due to the contracting of promissory notes to reinforce the cash and payment of costs incurred in structuring the transaction involving the acquisition of Avon.

Loans, financing and debentures

In 2019, the balance of loans, financing and debentures account was R$ 3,354.4 million, 201.4% higher than in 2018. The loans, financing and debentures account represented 15.8% of our total liabilities and net equity in 2019, in comparison with 7.2% in 2017.

Commercial leasing

As of December 31, 2019, the Company accumulated an obligation related to short-term lease contracts totaling R$ 542.1 million. Details of the registration of this balance were related in Section 10.4 of this Reference Form.

Suppliers and other accounts payable

In 2019, the balance of suppliers and other accounts payable was R$ 1,829.8 million, representing an increase of 5.4% in relation to 2018. The suppliers and other accounts payable account represented 8.6% of our total liabilities and net equity in 2019, in comparison with 11.3% in 2018.

Non-Current Liabilities

In 2019, the Non-Current Liabilities totaled R$ 10,303.7 million, 25.1% higher than 2018. This variation was mainly due to the increase of loans, financing and debentures in the financial year.

Loans, financing and debentures

In 2019, the loans, financing and debentures totaled R$ 7,432.0 million, representing an increase of 8.0% in relation to 2018. The loans, financing and debentures account represented 35.1% of our total liabilities and net equity in 2019, and 44.7% in 2018.

Commercial leasing

As of December 31, 2019, the Company accumulated an obligation related to long-term lease contracts totaling R$ 1,975.5 million, compared to R$ 377.8 in 2018. Details of the record of this balance were related in Section 10.4 of this Reference Form.

Net equity

The net equity, of R$ 2,574.1 million in 2018, went up to R$ 3,362.3 million in 2019, significantly due to the increase of 247.8% of the share capital, which was R$ 427.1 million in 2018 and increased to R$ 1,485.1 in 2019.

Other equity accounts

The equity accounts not discussed above did not have significant variations in the comparison between the balances of 2019 and 2018 balancesand / or were not representative before the total assets / liabilities.

Comparison between the Main Equity Accounts in 2018 and 2017

Assets

Current Assets

In 2018, the Current Assets totaled R$ 6,455.8 million, 8.5% lower than 2017, when they totaled R$ 7,056.3. This scenario was mostly due to the decrease of cash and cash equivalents and securities, net of the increased taxes recoverable.

Cash and cash equivalents and securities

In 2018, the total balance of cash and cash equivalents and securities was R$ 2,430.4 million, 33.8% lower than 2017. This variation is substantially explained by the settlement of loans, financing, debentures and promissory notes. Cash and cash equivalents and securities, together, represent 15.8% of the total assets in 2018, in comparison with 24.5% in 2017.

Accounts receivable from clients

In 2018, the accounts receivable from clients totaled R$ 1,691.6 million, 12.2% higher than 2017, when they totaled R$ 1,243.9. The accounts receivable from clients represented 11% of our assets in 2018, in comparison with 10.1% in 2017. This increase of balances was mainly due to the increased sales and greater representativeness of the international operations, including the acquisition of The Body Shop.

Inventories

In 2018, the balance of the Inventories account was R$ 1,364.7 million, 9.7% higher than 2017, when it was R$ 1,243.9. This variation is mostly due to the increase of sales in International Operations, including The Body Shop, acquired in 2017. The Inventories account represented 8.9% of our assets in 2018, in comparison with 8.3% in 2017.

Non-Current Assets

In 2018, the Non-Current Assets totaled R$ 8,923.8 million, 12.9% higher than 2019. This increase was mainly due to the positive results from derivative financial instruments totaling R$ 584.3 million in 2018, taken out to hedge loans in foreign currency.

Fixed and Intangible Assets

In 2018, the Fixed and Intangible Assets had a balance of R$ 7,187.3 million, 6.4% higher than in 2017, when the balance was R$ 6,752.3. This variation is due to the volume of investments (Capex), intended for production, logistics and technology projects, which are indispensable to support our growth. The Fixed and Intangible Assets account represented 46.7% of our assets in 2018, in comparison with 45.1% in 2017.

Recoverable Taxes

In 2018, the recoverable taxes balance was R$ 368.6 million, 16.1% lower than in 2017, when it was R$ 439.1 million. The recoverable taxes account represented 2.4% of our assets in 2018, in comparison with 2.9% in 2017.

Deferred income tax and social contribution

In 2018, the balance of the deferred income tax and social contribution account was R$ 398.4 million, 15.7% higher than in 2017. This variation is mainly due to the tax losses and negative bases accrued in 2018 and increase of provisions. The deferred income tax and social contribution account represented 2.6% of our assets in 2018, in comparison with 2.3% in 2017.

Liabilities

Current

In 2018, the Current Liabilities totaled R$ 4,566.9 million, 33.9% lower than 2017, when they totaled R$ 6,912.0 million. This decrease was mostly due to the replacement of short-term loan facilities with long-term facilities.

Loans, financing and debentures

In 2018, the balance of loans, financing and debentures account was R$ 1,181.9 million, 71.0% lower than in 2017. The loans, financing and debentures account represented 7.7% of our total liabilities and net equity in 2018, in comparison with 27.3% in 2017.

Suppliers and other accounts payable

In 2018, the balance of suppliers and other accounts payable was R$ 1,736.8 million, representing an increase of 11.8% in relation to 2017. The suppliers and other accounts payable account represented 11.3% of our total liabilities and net equity in 2018, in comparison with 10.4% in 2017.

Wages, profit sharing and social charges

In 2018, the wages, profit sharing and social charges account totaled R$ 574.4 million, in comparison with R$ 366.0 million in 2017, representing an increase of 56.9%, substantially due to the achievement of the profit sharing goals for 2018. The wages, profit sharing and social charges account represented 3.7% of our total liabilities and net equity in 2018, in comparison with 2.4% in 2017.

Tax obligations

In 2018, the tax obligations balance was R$ 310.1 million, compared to R$ 269.9 in 2017, demonstrating a 14.9% increase, substantially resulting from the increased profits from the international operations. The Tax Obligations account represented 2% of our total liabilities and net equity in 2018, in comparison with 1.8% in 2017.

Other current liabilities

In 2018, the balance of other current liabilities was R$ 338.2 million, compared to R$ 278.7 million in 2017, demonstrating an increase of 21.3%. The other current liabilities account represented 2.2% of our total liabilities and net equity in 2018 and 1.9% in 2017.

Non-Current Liabilities

In 2018, the Non-Current Liabilities totaled R$ 8,238.6 million, 28.5% higher than 2017. This variation was mainly due to the increase of loans, financing and debentures in the year.

Loans, financing and debentures

In 2018, the loans, financing and debentures totaled R$ 7,258.5 million, representing an increase of 38.1% in relation to 2017. The loans, financing and debentures account represented 47.2% of our total liabilities and net equity in 2018, and 35.1% in 2017.

Tax obligations

In 2018, the tax obligations account totaled R$ 165.3 million, in comparison with R$ 195.1 million in 2017, representing a decrease of 15.3%. The tax obligations account represented 1.1% of our total liabilities and net equity in 2018, in comparison with 1.3% in 2017.

Other Non-Current Liabilities

In 2018, the other non-current liabilities account totaled R$ 141.8 million, in comparison with R$ 273.3 million in 2017, representing a decrease of 48.1%. The other non-current liabilities account represented 0.9% of our total liabilities and net equity in 2018, and 1.8% in 2017.

Net equity

The net equity, of R$ 1,634.7 million in 2017, went up to R$ 2,574.1 million in 2018, substantially due to the increase of 135.9% of the other comprehensive results to R$ 457.9 million, in comparison with R$ 194.1 million in 2017, as a result of exchange effects.

Other equity accounts

The equity accounts not discussed above did not have significant variations in the comparison between the balances of 2018 versus 2017 and / or were not representative before the total assets / liabilities.

10.2 Operating and financial results of the Company:

i.  the results of the Company’s operations, especially:

(i) description of any significant revenue elements:

This analysis was documented by the executive office in item 10.1.h.

(ii) factors with a material impact on the Company’s operating results

Macroeconomic Environment

Our operating results depend, largely, on the level of demand for our products in the countries in which we operate. The demand for our products in these countries is affected by the performance of its respective economies in terms of Gross Domestic Product (GDP), as well as by the prevailing levels of employment, inflation and interest rates. The economic environment in Brazil affects our results, particularly, and the results of The Body Shop are substantially affected by the economic environment in the United Kingdom.

Brazil

The Brazilian economic environment has been historically characterized by significant variations in the economic growth, inflation, interest and exchange rates. A significant portion of our transactions is located in Brazil. Therefore, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our transactions and the industry in general may be affected by changes in economic conditions.

Brazil is the largest economy in Latin America, measured by GDP. The following table shows data on real GDP, inflation and interest rates in Brazil and the dollar/real exchange rate on the dates and indicated periods:

	Fiscal Year ended on 31 of December,
	2019	2018	2017
Growth of GDP	1.1%	1.3%	1.3%
Inflation (IGP-M)	7.3%	7.5%	(0.5)%
Inflation (IPCA)(1)	4.3%	3.7%	2.9%
Interbank Rate – CDI (2)	6.0%	6.4%	9.9%
Long-term interest rate (average)(3)	5.6%	7.0%	7.0%
Exchange rate at the end of the period by U.S.$1,00	R$4,031	R$3,875	R$3,308
Average exchange rate per U.S.$1,00	R$3,946	R$3,656	R$3,193
Appreciation (depreciation) of the real against the US dollar (4)	(4.0)%	(17.1)%	(1.5)%

Sources: IBGE, Central Bank of Brazil, B3 and FGV.

(1) IPCA is the consumer price index calculated by IBGE.

(2) CDI refers to the average rates of interbank loans in Brazil, accumulated in the corresponding period.

(3) The long-term interest rate (TJLP) is the applicable rate to long-term loans by BNDES, as of the end of the period.

(4) The comparison of the PTAX exchange rate at the end of the last day of the period with the day immediately preceding the first day of the period under discussion. PTAX is the exchange rate calculated at the end of each day by the Central Bank of Brazil. It is the average rate of all trades carried out in US dollars on the date determined in the interbank exchange market.

The general economic stability in Brazil, after the beginning of the global financial crisis in 2009, allowed the Central Bank of Brazil to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Central Bank of Brazil began to raise interest rates, through SELIC, a simple interest rate, reaching 10.00% at the end of December 31, 2013, 11.75 % at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. After changes in the economic and political scenario, the Central Bank of Brazil started to reduce interest rates since then, causing the SELIC reached 13.75% on December 31, 2016, 7.00% on December 31, 2017, 6.50% on December 31, 2018 and 4.50% on December 31, 2019.

The economic instability and the recent political crisis in Brazil contributed to the decline in market confidence in the Brazilian economy. Despite the continued recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue throughout 2020. Additionally, several ongoing investigations into money laundering and corruption allegations are being conducted by the Republic's General Attorney Office, including one of the largest investigations known as “Lava Jato” had a negative impact on the Brazilian economy and on the political environment.

In recent years, there has been significant political turmoil over the impeachment of the former president (who was removed from office in August 2016) and the ongoing investigations of her successor (who left office in January 2019) as part of the process ongoing investigation of “Lava Jato”. Furthermore, the political parades in Brazil in recent years have affected the development of the Brazilian economy and the perceptions of the investors about Brazil. For instance, the street protests, which began in mid-2013 and continued through 2016, demonstrated public dissatisfaction with the worsening Brazilian economy (including an increase in inflation and fuel prices, in addition to rising unemployment) and perception of widespread corruption. Additionally, in October 2018, the presidential elections were held in Brazil, and Mr. Jair Bolsonaro was elected and took office on January 1, 2019. In 2019, there was another important step for the country's finances: Pension Reform. As Social Security represents about half of the Federal Government's expenses and the bill grows along with the aging of the population, a good reform was necessary in order to be able to comply with the expenditure ceiling. With high unemployment and inflation below the center of the target, in an external context of inflation and low interest rates, the Central Bank reduced the base Selic rate to historical levels. The sum of the reforms and the cyclical factors was reflected in the significant drop in the long-term interest curve in 2019, with very positive impacts on the prices of shares and other assets. The primary deficit in the consolidated public sector, excluding state financial institutions and companies from the Petrobras and Eletrobras groups, totaled R$ 33.0 billion in the first ten months of 2019, compared to a deficit of R$ 51.5 billion in the same period of 2018. The primary result of the central government was negative by R$ 54.6 billion, due to a deficit of R$ 179.9 billion by the National Social Security Institute (INSS), which prevailed over the R$ 125.7 billion surplus of the federal government. In 2018, the central government deficit amounted to R$ 66.3 billion in the same period.

Additionally, Brazil's federal budget has been in deficit since 2014. Similarly, governments in Brazil's constituent states are also facing fiscal concerns due to the high debt burden, declining revenues and inflexible spending. Although the Brazilian Congress has approved a ceiling on government spending, which will limit the growth of primary public spending to the previous year's inflation for a period of at least ten years, local and foreign investors believe that fiscal reforms, and in particular, the Brazilian social security system, will be fundamental for Brazil to meet the spending limit. As of the date of this annual report, the Brazilian Congress has approved the pension reform. The decreased confidence in the Brazilian government's budgetary condition and fiscal orientation may result in downgrades to Brazil's sovereign debt by credit rating agencies; negatively affect the Brazilian economy, lead to greater depreciation of the real and an increase in inflation and inflation interest rates, negatively affecting our business, results of operations and financial condition.

Any deterioration in the economic growth rate of Brazil, changes in interest rates, unemployment rates or price levels can generally limit the availability of credit, income and purchasing power for our customers, adversely affecting demand for our products.

The United Kingdom

The Body Shop transaction is mainly active in the United Kingdom. On January 31, 2020, the United Kingdom stopped being a member of the European Union (EU) in terms of withdrawals, which establish a transition period until December 31, 2020, during which the United Kingdom will be treated as if it were still a member of the European Union. Although the withdrawal agreement provides for the possibility of extending the transition period by a further year or two after 31 January 2020, this is not automatic and the United Kingdom enshrined the date of 31 December 2020 in the national legislation that approved the withdrawal agreement at the end of the transition period, signaling a current desire not to extend it. Uncertainty remains around the terms of the UK's relationship with the EU at the end of the transition period. If the transition period ends without a comprehensive trade agreement, economic growth in the UK and Europe could be negatively impacted. The uncertainty and terms of the UK's future relationship with the EU, as well as any adverse effect it may have on the UK, the EU and the global economy in general, may adversely affect global economic or market conditions and consumer the confidence of investors. In this turn, this may have a material adverse effect on our transactions, financial condition and perspectives and/or the market value of our securities.

The economic growth slowed down in early 2017 due, in part, to the effects of Brexit-related uncertainties on investment and business confidence, and the higher inflation generated by a weaker pound. The economy strengthened in the last quarter of 2018, helped by a recovery in consumer spending and supported by the hot climate, increased profit growth and decelerating inflation.

The responsible regional body said that the growth of the Gross Domestic Product (GDP) was stable between October and the end of December. This decline was, partially, linked to changes in the schedule of activity delays around the UK UK's originally planned departure dates in March and October 2019. The annual growth is estimated to have increased to 1.4% in 2019, slightly above the 1.3% growth rate recorded in 2018.

The uncertainty related to Brexit may continue to harm the business in the United Kingdom. The businesses and industries must consider the effect that greater trade barriers can have on their business.

Inflation

Although small variations in the rate of inflation may be passed on to our customers without affecting the demand for our products and services, we believe that a significant increase in the rate of inflation may adversely affect the demand for our products, as it may (i) adversely affect confidence consumer; and (ii) adversely affect the purchasing power of the consumers.

In addition, a significant portion of our costs and expenses is incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers generally use the IPCA to adjust their prices, while our suppliers use the National Consumer Price Index, released by IBGE, or INPC, released by Fundação Getúlio Vargas (IGP-M/FGV) or variation in the price of certain commodities in order to adjust its prices according to inflation. For operations in the United Kingdom, we experience low inflation, driven mainly by the fall in oil prices and the strength of the pound, maintaining the import costs. However, the sharp fall in the value of the pound since the vote to leave the EU means that imports have become more expensive and inflation has increased.

Our gross revenue is also indirectly affected by inflation, since, in general, we transfer part of our cost increases to our consumers through price increases.

Exchange

The increase or decrease in the value of the real in relation to the US dollar and the euro has affected and will continue to affect the results of our operations, mainly in relation to: (1) changes in the costs of raw materials and goods imported or linked to the US dollar ; (2) our foreign currency loans; (3) costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico, Colombia, the United States and France; (4) our operations in Australia, Asia, Europe and the United States through Aesop; and (5) our transactions in approximately 70 countries through The Body Shop, mainly related to and limited to the conversion of financial information to reais. Some of our receivables and assumed financial obligations are denominated in foreign currencies.

Natura Cosméticos

Natura Cosméticos follows an Exchange Protection Policy that establishes maximum risk limits. Currently, Natura Cosméticos manages its exposure to exchange risk by individual business units. The Company has managed this risk in a combined manner since the conclusion of the Transaction. Natura Cosméticos performs a sensitivity analysis on a quarterly basis of its exposure to foreign exchange risk, considering the balances of accounts receivable and payable denominated in foreign currency recorded in the consolidated financial statements, as well as the future cash flow commitments denominated in foreign currency, with average term of six months. An exposure limit is determined based on a percentage of the predicted net profit, and Natura Cosméticos protects, at a minimum, its net exposure that exceeds this limit. For this, Natura Cosméticos enters into derivative agreements such as swap and forward (Non-Deliverable Forwards - NDF).

In addition, the policy of Natura Cosméticos aims to protect its exposure arising from loans denominated in a currency other than the functional currency of the corresponding entity. In order to protect this exposure, Natura Cosméticos has historically derivative agreements, which are desegnatidade hedge accounting.

The Body Shop

Due to its international sales and cost of sales denominated in different currencies, The Body Shop is exposed to fluctuations in the main currencies in relation to the pound that may impact the results of The Body Shop. To mitigate exchange risk, The Body Shop adopts a conservative hedge approach before the end of the year, a significant portion of the annual exchange exposures for the following year, through forward purchases or sales agreements. Currency exposure is identified for the following year based on the operating budgets of each subsidiary. These requirements are regularly reviewed throughout the current year. As of December 31, 2018, The Body Shop was covered with approximately 80% of the 2019 exchange risk exposure. The Body Shop International Limited is the financial company of The Body Shop Group and provides intercompany working capital financing to all of its subsidiaries in local currencies. Body Shop International Limited protects the exchange risk arising from financing activities using foreign exchange swaps agreements with external financial counterparties.

Interest rate

We are exposed to an interest rate risk as a result of certain short-term and long-term financial investments, loans and financing. We normally maintain exposure to interest rates on assets and liabilities linked to floating rates. Short-term investments, loans and financing, except those hired at TJLP, are restated at the post-fixed CDI rate, in accordance with the agreements entered into by financial institutions and with the trading of securities on the market.

We also hire certain derivative financial instruments in order to mitigate exposure to interest rates, other than the CDI, in our loan and financing agreements.

Other factors

In addition, our operating results have been influenced and will continue to be influenced by the following key factors:

•	acquisitions, partnerships and corporate restructuring;

•	demand for cosmetics;

•	seasonality;

•	hedge transactions;

•	trade barriers in North America, Europe and other markets;

•	the GDP growth rate in the countries where we operate, which can impact the demand for our services and, consequently, our volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate; and

•	foreign trade regulations.

j. Variances in revenues on account of changes in prices, foreign exchange rates or inflation indexes, changes in volumes of trades, and launch of new products and services

The board commented on this information in item 10.2.a.

10.3 Officers must comment on the material effects that the events below have caused or are likely to cause on the Company’s financial statements and results:

a) inclusion or disposal of operating segment

There was no inclusion or disposal of any operating segment during the year ended on December 31, 2019 and December 31, 2018. In 2017, with the acquisition of The Body Shop and its group of subsidiaries (on September 7, 2017), disclosure information of the new segment The Body Shop were included, whose assessment by senior management shall be carried out on an individual basis, complementing the current analysis of information by operating segments.

b) creation, acquisition or disposal of ownership interest

The Company was created on January 21, 2019 with the purpose of holding interests in other companies. The Company was created within a process of corporate restructuring process initiated by Natura on May 22, 2019, with the purpose of acquiring Avon through a share exchange process between Avon and the Company, resulting in a combination of business.

On November 13, 2019, the shareholders of Natura contributed to the Company shares corresponding to approximately 57.3% of the capital of the Company. On December 17, 2019, all Natura Cosméticos shares not previously held by the Company were subsequently merged into the Company, and Natura Cosméticos S.A. became a wholly owned subsidiary of the Company.

i) Corporate restructuring for control acquisition of Avon

On May 22, 2019, an agreement was entered into between Avon, Natura, the Company and other shell companies, incorporated in Delaware with the sole purpose of serving as vehicles for the all-share merger transaction, which resulted in the combination of Natura and Avon's businesses, operations and shareholder bases, through the Company, in which it was agreed that Avon and Natura would become direct subsidiaries of the Company.

Therefore, in December 2019, Natura became a wholly owned subsidiary of the Company, through the capital increase in the Company through the contribution of Natura shares held by its then controlling shareholders, to the Company's share capital and the incorporation of shares of free float issued by Natura, by the Company.

On January 3, after the previous conditions for the business combination between Natura and Avon were met, the merger of Avon by the Company was concluded, so that both Natura and Avon became wholly owned subsidiaries of the Company.

After the conclusion of the Avon’s acquisition, the exchange ratio of 0.6 common shares issued by the Company or 0.3 American Depositary Receipts of the Company (each “ADR” representing two (2) common shares of the Company) was confirmed, at the discretion each shareholder, replacing each one (1) common share issued by Avon held by then Avon shareholders immediately before the business combination between Natura and Avon.

c) Unusual events or transactions

Unusual events and transactions, which were reported relevant, were reported in section 3.3. Events subsequent to the latest financial statements and section 3.9. Other relevant information.

10.4       Officers must comment on:

a) material changes in accounting practices

New standards, interpretations and changes adopted in 2018

The IFRS 15 was issued in May 2014 and amended in April 2016. The IFRS 15 affects any entity that enters into agreements with customers, unless those agreements are within the scope of other standards, such as insurance agreements, financial instruments or leasing agreements. The IFRS 15 replaces the revenue recognition requirements under IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs and most other industry-specific guidelines. The standard contains a single model that applies to agreements with customers and two approaches to revenue recognition: at a given time or over time. The standard provides an analysis based on five-step agreements to determine whether, how much and when revenue is recognized. New estimates and limits according to the standard have been introduced, which may affect the amount or the moment when the revenue is recognized.

The Company adopted the IFRS 15 using the cumulative effect method. This adoption resulted in the recognition of deferred revenue related to our loyalty program (points on the campaign) and in the recognition of the performance of programs and events, as well as a reclassification of fines and additional charges for late payments between operating expenses to net revenue, which were considered variables.

In May 2014, the IASB issued the IFRS 9, relating to the classification and measurement of financial instruments. IFRS 9 uses a unique approach to determine whether a financial asset is measured at amortized cost or fair value, and that approach replaces previous requirements in IAS 39. The IFRS 9's approach is based on how an entity manages its financial assets (i.e. business model) and the contractual characteristics of the cash flow of these financial assets. IFRS 9 also changes the criteria for impairment, introducing a new expected credit loss model to calculate the impairment loss on assets and financial commitments to grant credit. In addition, the IFRS 9 includes new hedge accounting requirements that align hedge accounting with risk management. These new requirements do not fundamentally alter the types of hedge relationships or the requirement to measure and recognize ineffectiveness, but allow more hedge strategies to be used for risk management to qualify for hedge accounting and for more management judgment assessing the effectiveness of these hedge relationships. Extended disclosures related to risk management activity to those who choose to apply the new hedge accounting requirements will also be required under the new standard.

We adopted the IFRS 9 with the initial application date of January 1, 2018. The adoption of the expected credit loss requirements of IFRS 9 did not have a material impact on our consolidated financial statements.

The adoption of the IFRS 9 classification and measurement of financial instrument requirements had an impact on the classification of cash and cash equivalents as fair value through profit or loss and Bank Deposit Certificates as amortized cost.

It should be noted that the consolidated financial information as of December 31, 2017 does not reflect the adoption of IFRS 15 - Revenue from Agreements with Customers and IFRS 9 - Financial Instruments as of January 1, 2018.

As of July 2018, Argentina started being considered a hyperinflationary economy, as per CPC 42 - Accounting and Reporting in Highly Inflationary Economy (IAS 29 - Financial Reporting in Hyperinflationary Economies). The non-monetary assets and liabilities, shareholders’ equity items and income statement of controlled company Natura Argentina (“Natura Argentina”), whose functional currency is the Argentinian Peso, are being adjusted so that their values are reported in the monetary unit of measurement on the final date of the fiscal year, which considers the effects measured by the Consumer Price Index (“IPC”) of Argentina as of January 1, 2017, and the Internal Index of Wholesale Prices (“IPIM”) of Argentina until December 31, 2016. Consequently, as required by CPC 42/IAS 29, the results of transactions of the controlled company Natura Cosméticos S.A. - Argentina must be reported as if they were highly inflationary as of January 1, 2018 (beginning of the fiscal year, when the hyperinflation was identified).

Non-monetary assets and liabilities recorded at historical cost and shareholders’ equity items of Natura Argentina were adjusted based on the indexes mentioned before, and the hyperinflation impacts of the changes in the general purchasing power (i) until December 31, 2017 were presented in the shareholders’ equity; and (ii) as of January 1, 2018, presented in the income statement. The income statement is adjusted at the end of each fiscal year based on the variation of the general prices index of the period.

The net effect of the 2018 inflationary adjustment on (i) non-monetary assets and liabilities; (ii) shareholders’ equity items; and (iii) income statement, was presented in a specific account for the purpose of hyperinflation in the financial result (see accompanying note 28).

For the purposes of converting the accounting balances of controlled company Natura Argentina into the reporting currency (Reais - R$) used in the individual and consolidated financial statements of the Company, the following procedures required by CPC 02(R2) – The effects of changes in foreign exchange rates and conversion of financial statements (IAS 21 - The effects of changes in foreign exchange rates) were used:

ü The amounts of assets, liabilities and shareholders’ equity items were converted by the foreign exchange rate of the date of the end of the fiscal year (0.06732 Argentinian Peso per Real in December 2019); and

ü The amounts of incomes and expenses of the fiscal year were converted by the foreign exchange rate of the date of the end of the fiscal year (0.06732 Argentinian Peso per Real in December 2019), instead of the average foreign exchange rate of the period, which is used in the conversion of currencies from non-hyperinflationary economies.

The accrued inflation of the fiscal year ended on December 31, 2019 was 54.5% (December 31, 2018, 47.99%), as per IPC.

On the fiscal year ended on December 31, 2019, the application of CPC 42/IAS 29 resulted in: (i) a negative impact on the financial result, in the amount of R$ 13,947 (December 31, 2018, R$ 25,066); and (ii) a negative impact on the net earnings of the fiscal year of R$ 68,940 (December 31, 2018, R$ 64,271).

The conversion of the income statement using the foreign exchange rate of the date when the fiscal year ended instead of the average foreign exchange rate of the fiscal year led to a positive impact on other comprehensive results in the fiscal year ended on December 31, 2019, in the amount of R$ 17,666 (December 31, 2018, R$ 19,074).

New rules, interpretations and changes adopted in 2019

IFRS 16 – Leasing

The IASB issued IFRS 16 / CPC 06 (R2), the new accounting rule for Leases, to replace IAS 17. This rule introduces a single accounting model for the lessee and requires the lessee to recognize assets and liabilities for all leases with a longer term to 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset that represents its right to use the underlying asset, and a lease liability that represents its obligation to make lease payments. This standard substantially transports the accounting requirements of the lessor of IAS 17, requiring improved disclosures by lessors.

We adopted IFRS 16 as of its effective date on January 1, 2019. For lease agreements that meet the recognition criteria of IFRS 16, we recognize use rights assets against a lease liability in the amount of R$ 1,949, 7 million on January 1, 2019, using the simplified modified retrospective transition method. For more information, see note 17 of our audited consolidated financial statements.

IFRIC 23 - Uncertainty about Treatment Taxes

In June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued the IFRIC 23, which clarifies how to apply the recognition and measurement requirements of IAS 12 - Income Taxes when there is uncertainty about income tax treatments. Under these circumstances, the entity must recognize and measure its current or deferred tax asset or liability, applying the requirements of IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits used and tax rates determined based on this interpretation. This interpretation took effect in the annual periods beginning as of January 1, 2019 and did not have a significant impact on the Company's financial statements.

b) material effects from changes in accounting practices

The impacts on the financial statements are described in item 10.4.a.

c) exceptions and emphases contained in the auditor’s report

The independent auditors issued an unqualified opinion in the financial statements of December 31, 2019, 2018, and 2017.

10.5 Officers must describe and comment on the critical accounting policies adopted by the Company, focusing particularly on accounting estimates made by the management regarding uncertain matters that are relevant for describing the financial situation and the results of the company, which require subjective or complex analysis, such as: provisions, contingencies, recognition of the revenue, tax credits, long duration assets, useful life of non-current assets, pension plans, foreign currency conversion adjustments, environmental recovery costs, criteria for the financial asset and instrument recovery test

In order to prepare the individual and consolidated financial statements, certain criteria must be applied by the Management, in addition to the use of premises and estimates based on experience and other factors deemed relevant, which affect the assets and liabilities amounts and may present results different from the effective ones.

The significant analyses made by the Company are related to the acknowledgment of the revenue and commercial leasing.

The areas requiring a greater level of analysis, and which are more complex, as well as the areas in which the premises and estimates are significant for the financial statements, are disclosed below.

Deferred income tax and social contribution and other taxes

The Company acknowledges differed assets and liabilities based on the temporary differences between the book value presented in the financial statements and the tax basis of assets and liabilities, using the tax rates in effect. The Company regularly reviews differed taxes, assets, in terms of possibility of recovery, considering the historical profits generated and the estimated future taxable profit, according to a technical viability study, considering the uncertainties related to their appraisal, if any.

Provisions for tax, civil and labor risks

The Company is a party in several judicial and administrative proceedings. The provisions are constituted for tax, civil and labor risks corresponding to court proceedings that represent likely and estimated losses with a certain degree of security. The loss probability assessment includes the assessment of available evidence, law hierarchy, available case laws, most recent decisions on the courts and their relevance in the system of laws, as well as the assessment of external counsel.

Post-employment medical assistance plan

The current amount of the post-employment medical assistance plan depends on a series of factors, which are determined based on actuarial calculations, based on a series of financial and demographic premises, such as discount tax, medical inflation and plan adhesion rate. .

Share purchase plans, restricted share grant program and strategy acceleration program

The share purchase plans, restricted share grant program and the strategy acceleration program are measured according to the fair value on the date of grant and the expense is acknowledged in the result during the period in which the right is acquired against line item “Additional paid up capital” in the net equity. On the dates of balance sheets, the Company’s Management reviews the estimates regarding the quantity of options/restricted shares and acknowledges, when applicable, in the result of the year against net equity the effect resulting from such review.

Provision for loss of recoverable amount

A loss due to reduction of the recoverable amount exists when the book value of an assets or cash generating unit exceeds its recoverable amount, which is the greater between the fair value less the sale costs and value in use. Calculation of the fair value less sales costs is based on information available of sales transactions of similar assets or market prices less additional costs to discard the asset.

The calculation of the net fair value of sales costs is measured based on the preparation of the discounted cash flow. The cash flows are imposed from a budget prepared for the next five to ten years, according to the operating segment. The projections of value-in-use consider market expectations for operations, estimated investments and working capital, as well as other economic factors. The sales costs net fair value is sensitive to the discount rate used in the discounted cash flow methods, as well as to the growth and perpetuity rate used for purposes of extrapolation.

The process of measuring impairment loss is complex, involves a high degree of subjectivity and is based on several assumptions, such as: determining the cash generation unit, discount rate used for cash flow purposes, percentage of growth in the markets and profitability of its businesses for several years to come. These assumptions can be significantly affected by future market conditions or economic scenarios, which may not yet be precisely estimated.

Provision for losses on accounts receivable from clients

The provision for losses on accounts receivable from clients is estimated based on the weighting of the risks of losses of each aging list group, considering the different risks according to the collection transaction. The characteristics of the accounts receivable of the Company are:

✓ Insignificant financial component;

✓ Portfolio of receivables without complexity; and

✓ Low credit risk.

The Company adopted the simplified approach to expected credit loss, which consists of recognizing the expected credit loss over the total useful life of the asset. The methodology for determining the provision for losses on accounts receivable from customers, adopted by the Company until December 31, 2017, was the aging list model, in which the provision was calculated based on the historical loss. A range estimate was used using the weighted average of losses for the last 6 months. The calculation also considered a segregation of Natura Consultants by length of relationship, and a division between renegotiated and non-renegotiated securities. Additionally, the Company concluded that the macroeconomic indexes have no significant impact on its provision estimates. In order to corroborate such understanding, the Company prepared some 39 correlation analyzes between the indexes that could potentially have some influence in the sector and its history of losses with customers, such as Gross Domestic Product – (GDP) (Produto Interno Bruto – PIB) Unemployment Rate, National Wide Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo- IPCA) and referential rate of the Special Custodial and Clearing System (Sistema Especial de Liquidação e de Custódia - SELIC).

After analyzing the Company's management, it was concluded that the methodology already practiced by the Company is in line with the expected losses model and, therefore, the initial adoption of CPC 48 / IFRS 9 as of January 1, 2018 did not present any material impacts in measuring the provision for the expected credit losses with accounts receivable from customers.

Provision for losses in inventories

The provision for losses in inventories is estimated through the use of a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired validity date or close to expiry, and materials that do not meet quality standards.

10.6 Officers must describe the relevant items not evidenced in the Company's financial statements, indicating:

a) assets and liabilities held by the Company, directly or indirectly, that do not appear on its balence sheet (off balance sheet items) such as: (i) operating lease agreements, assets and liabilities; (ii) portfolios of receivables over which the entity holds risks and responsibilities, indicating respective liabilities; (iii) future purchase and sale agreements for products or services; (iv) unfinished construction agreements; and (v) future receipt from financing agreements

Raw Material Supply Agreement:

The Company, through its subsidiary Indústria e Comércio de Cosméticos Natura Ltda., has commitments arising from electric power supply agreements for its manufacturing activities, as described below:

✓ Agreements started in 2017 and valid until 2019, with the value of Megawatts/h between R$ 177 and R$ 302.

✓ Agreements started in 2018 and valid until 2020, with the value of Megawatts/h between R$ 265 and R$ 363.

✓ Agreements started in 2019 and in force until 2022, with the value of Megawatts/h between R$ 155 and R $305.

✓ Agreements started in 2020 and valid until 2022, with the value of Megawatts/h between R$ 204 and R $238.

The amounts are stated through energy consumption estimates according to the term of the agreement, whose prices are based on the volumes, also estimated, resulting from the subsidiary's continuous operations.

The minimum total supply payments, measured at nominal value, according to the agreements, are:

In million R$	2019	2018
Up to one year	17,918	1,268
From one to five years	13,160	4,940
Total	31,078	6,208

b) Other off-balance-sheet items

There are no other relevant items which are not evidenced in our financial statements.

10.7 For each off-balance-sheet item stated in item 10.6 above, the Officers must comment on:

a) How such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the Company’s financial statements

With the exception of the items reported in item 10.6.a, the Company does not expect other relevant impacts in its financial statements.

b) Nature and purpose of the transaction

The nature of off-balance commitments is described in item 10.6.a.

c) Nature and amount of obligations and rights generated in favor of the Company as a result of the transaction

On December 31 of 2019, the commitment assumed with future consideration for these operating leases had the following payment terms:

In million R$	2019	2018
Up to one year	17.918	1.268
From one to five years	13.160	4.940
Total	31.078	6.208

10.8 - Officers must state and comment on the major points in the Company’s business plan, focusing on the following topics:

a) investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) material divestments in progress and planned divestments.

CAPEX

The operational activities of Natura, Avon, TBS and Aesop require regular capital investments, particularly related to the development of our infrastructure and the acquisition of the appliances, such as software, machines, tools, vehicles and industrial molds.

Investments

The table below contains addition to fixed and to the intangible assets in the fiscal years indicated:

	Fiscal year ended on December of
	2019	2018	2017
	(in million R$)
Software	83.1	190.0	95.6
Machinery and accessories	9.6	11.2	3.2
Vehicles	12.5	25.2	23.5
Facilities	49.2	38.0	46.7
Molds (1)	1.5	0.1	7.2
Computing equipment	22.0	24.5	22.6
Furniture and utensils	40.1	34.9	34.4
Projects in progress	204.1	157.8	117.7
Other investments	145.8	10.2	11.6
Total acquisitions of fixed and intangible assets	567.9	491.9	362.5

(1) Refers to steel molds or molds manufactured by Naturas’ suppliers, used in the production of plastic bottles and packages for its products. Such molds are held by Natura.

Performed X Budgeted

Investment (CAPEX) - R$ MM	2019	2018	2017
Budgeted	637.0	585.7	317.0
Effective	567.9	491.9	308.0 (2)

(2) Does not consider the Body Shop investments (CAPEX) in the amount of R$ 54.5 million, which were not provided in the 2017 capital budget, approved at the Annual and Extraordinary General Meeting held on April 11, 2017 are not considered herein.

Natura's investment program is currently focused on opening and renovating existing stores, digital technology, product innovation and projects that aim to increase Natura’s operational efficiency and productivity.

Budgeted for 2020:

The Company’s Management has proposed to the Board of Directors, at a meeting held on March 5, 2020, a capital budget for 2020, comprising fixed assets and working capital, in the amount of R$ 854 million, approved by the General Meeting on March 5, 2020.

10.9 Other factors with a material impact

The Officers understand that there are no other factors that have a material impact on the operational performance, which were not identified or addressed in the other items of this Section 10 of this Reference Form.

NATURA &CO HOLDING S.A.

MANAGEMENT’S PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

TO BE HELD ON APRIL 30, 2020

EXHIBIT II

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

MANAGERS OF THE COMPANY

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

12.5. In relation to each of the issuer’s managers and members of fiscal council, indicate, in table form, name, date of birth, profession, Individual Taxpayer ID (CPF) or passport number, elected position, election date, date of investiture, term of office mandate, other positions or functions exercised at the issuer, indication of whether he was elected by the controlling shareholder or not, whether he is an independent member and, if so, what was the criterion used by the issuer to determine independence, number of consecutive terms.

Name	Date of birth	Occupation	Individual Taxpayer ID (CPF)	Elective position	Date of election	Date of Investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive terms
Pedro Luiz Barreiros Passos	06.29.51	Engineer	672.924.618-91	Co-chairman of the Board	07.17.19	07.17.19	1 year	Committee member	Yes	0
Antonio Luiz da Cunha Seabra	03.23.42	Economist	332.927.288-00	Co-chairman of the Board	07.17.19	07.17.19	1 year	Committee member	Yes	0
Guilherme Peirão Leal	02.22.50	Business Administrator	383.599.108-63	Co-chairman of the Board	07.17.19	07.17.19	1 year	Committee member	Yes	0
Carla Schmitzberger	06.21.62	Engineer	667.280.967-87	Independent Director*	07.17.19	12.17.19	1 year	Committee member	Yes	0
Roberto de Oliveira Marques	07.13.65	Business Administrator	Brazilian Passport YC375214	Chairman of the Board	07.17.19	07.17.19	1 year	Committee member	Yes	0
Gilberto Mifano	11.11.49	Business Administrator	566.164.738-72	Independent Director*	07.17.19	12.17.19	1 year	Committee member	Yes	0
Fábio Colletti Barbosa	10.03.54	Business Administrator	771.733.258-20	Independent Director*	07.17.19	12.17.19	1 year	Committee member	Yes	0

Name	Date of birth	Occupation	Individual Taxpayer ID (CPF)	Elective position	Date of election	Date of Investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive terms
Jessica DiLullo Herrin	11.29.72	Economist	US Passport 557088851	Independent Director*	07.17.19	12.17.19	1 year	N/A	Yes	0
Ian Martin Bickley	10.02.63	Economist	British Passport 538953627	Independent Director*	07.17.19	12.17.19	1 year	Committee member	Yes	0
Nancy Killefer	11.16.53	Executive	US Passport 515398235	Independent Director*	12.16.19	01.03.20	1 year	Committee member	Yes	0
W. Don Cornwell	01.17.48	Executive	US Passport 565384549	Independent Director*	12.16.19	01.03.20	1 year	N/A	Yes	0
Andrew George McMaster Jr.	11.04.52	Executive	US Passport 518145244	Independent Director*	12.16.19	01.03.20	1 year	Committee member	Yes	0

* The Company informs that it determines the independence of its Directors based on the criteria of the Novo Mercado Regulations, as determined in Article 16, paragraphs 1st and 2nd of such Regulations.

Professional experience/Declaration of Possible Convictions/Independence Criteria.

Pedro Luiz Barreiros Passos is co-chairman of the Board of Directors of Natura and co-founder of the Company and director of Instituto Natura. Mr. Passos is graduated in Production Engineering from Escola Politécnica of the University of São Paulo, with an extension in Business Administration from Fundação Getúlio Vargas. Mr. Passsos is dedicated to different entities and organizations, fostering entrepreneurship, technological innovation, people and organization management, among other activities. As President of the Institute for Industrial Development Studies (IEDI), his priorities were the reduction of excess bureaucracy, criticism of the slowness of public procedures and the lack of investment and good management by government entities, as well as specific themes of industry with an agenda to reduce costs, increase productivity and have greater external insertion. As president of Fundação SOS Mata Atlântica, he leads the sustainable tourism agenda to transform the country’s natural potential into an economic possibility, within sustainability. Entrepreneurial capacity and business vision find complementary support in the activities carried out at Instituto Empreender Endeavor with the guidance of entrepreneurs from the most diverse areas, discussing the international agenda and fostering dreams that start from scratch, but change exponentially. Due to his belief in the potential of education, he exercises this inspiration through the Dom Cabral Foundation (FDC), with innovative social programs that invest in people, aimed at cutting edge teaching. With a commitment to transformation and innovation, it values business ethics and dialogue on diversity for the country.

Currently, Pedro holds the following positions in other companies or organizations in the third sector: (i) Officer at Anima Investimentos Ltda. (Asset Management); (ii) Officer at Passos Participações S.A. (Holding); (iii) Member of the Board of Directors of IEDI (Institute); (iv) Member of the Board of Directors of Fapesp (Foundation); (v) Member of the Board of Directors of Endeavor (Institute); (vi) Member of the Board of Directors of Fundação Dom Cabral (Education); (vii) Chairman of the Board of Directors of SOS Mata Atlântica (Institute); (viii) Member of the Board of Directors of Instituto Semeia (Institute), (ix) Member of the Board of Directors of AC Camargo since 2018. Out of the companies mentioned above, companies (i) and (ii) are part of the economic group of the issuer or are controlled by a shareholder of the issuer that holds a stake directly or indirectly equal to or greater than 5% of the same class or type of security of the issuer.

Pedro has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is not an independent member, according to the criterion set out in the Novo Mercado Regulations.

Antonio Luiz da Cunha Seabra founded Natura in 1969. Since then, he has dedicated his efforts to building and developing the company. He started with a small store at Rua Oscar Freire, where he offered personalized consulting services. Five years later, he expanded the reach of his message and products by adopting sales through consultant relationships as Natura’s commercial model. With a B.S. in Economics, Luiz Seabra developed new products, languages and messages for the beauty industry. He actively participated in the organization’s transformation into one of the world’s largest cosmetics companies, marked by its strong commitment to ethical conduct and sustainability.

Currently, Antonio Luiz holds the following positions in other companies or organizations in the third sector: (i) Executive Officer at Orexis Participações Ltda. (Interest Holding); (ii) Chief Executive Officer of Viva Vida Instituto de Ação Solidárias (Institute); (iii) Chief Executive Officer of Lisis Participações S.A (Holding); (iv) Officer at Homagus Adm. E Participações Ltda. (Administration); (v) Director of Janos Com. Adm. e Participações Ltda. (Holding); (vi) Chief Executive Officer at Axioma Adm. e Participações Ltda. (Administration); (vii) Chief Executive Officer of Heuris Adm. e Consultoria Ltda (Management); (viii) Chief Executive Officer of Lisis Gestão de Participações SA All of the companies mentioned above are part of the issuer's economic group or are controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Antônio Luiz has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is not an independent member, according to the criterion set out in the Novo Mercado Regulations.

Guilherme Peirão Leal graduated in Business Administration from the University of São Paulo (USP) and attended the Advanced Administration Program from Fundação Dom Cabral/INSEAD. He is co-chairman of the Board of Directors and one of the founders of Natura. He is also a director of Instituto Natura. Over the past 25 years, he participated in the creation and promotion of various companies and social organizations, such as

Fundação Abrinq para os Direitos da Criança e do Adolescente (Abrinq Foundation for Children’s and Adolescent’s Rights), Instituto Ethos de Empresas de Responsabilidade Social (Ethos Institute of Companies and Social Responsibility) and Instituto Akatu para o Consumo Consciente (Akatu Institute for Conscious Consumption). He also participated in institutions such as Ashoka - Empreendedorismo Social (Ashoka – Social Entrepreneurship). He closely engaged in various environmental institutions after the year 2000, such as Fundo Brasileiro para a Biodiversidade (Brazilian Fund for Biodiversity) (Funbio) and WWF Brasil. In 2007, he was one of the founders of Movimento Nossa São Paulo, intended to articulate various sectors of the local society for a better, fairer and more sustainable city. Since 2008, he has been structuring his legacy through Arapyaú Institute, an organization dedicated to education and sustainable development. In the 2010 national elections, he joined former Senator Marina Silva, then a member of the Green Party (Partido Verde), as candidate for Vice President. Together, they received approximately 20 million votes. In 2012, he helped founding Rede de Ação Política pela Sustentabilidade (Political Action Network for the Sustainability - RAPS), an institution not related to any party dedicated to supporting, developing and bringing together the best political leaders committed to ethical values and to the construction of inclusive and sustainable development. The same year, he became part of B–Team, a group composed of international leaders aimed at engaging corporations and leaders from all over the world with t new vision of successful business ventures, by incorporating profits to social and environmental goals.

Currently, Guilherme holds the following positions in other companies or organizations in the third sector: (i) Chief Executive Officer of Maraé Investimentos Ltda. (Administrator); (ii) Director of Janos Administração e Participações Ltda. (Holding); (iii) President of Utopia Participações S.A. (Holding); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (Administration); (v) Executive Director of SG Debret Participações Ltda. (Administration); (vi) Executive Officer at Modusvivendi Participações Ltda. (Participations); (vii) Member of the Deliberative and Ethics Council of the Ethos Institute for Business and Social Responsibility (Institute); (viii) Chairman of the Executive Board of the Political Action Network for Sustainability - RAPS (Institute); (ix) Co-founder of The BTeam (Association); (x) Member of the Board of Directors Instituto Arapyau de Educação e Desenvolvimento Sustentável (Institute); (xi) Member of the Board of Directors of Janos Holding Consultoria Ltda. (Holding); (xii) Member of the Board of Directors Biofílica Investimentos Ambientais S / A (Investments). Out of the companies mentioned above, companies (i) to (vi) and (xi) are part of the issuer's economic group or are controlled by a shareholder with a stake equal to or greater than 5%.

Guilherme has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is not an independent member, according to the criterion set out in the Novo Mercado Regulations.

Carla Schmitzberger is graduated in Chemical Engineering from Cornell University (Ithaca, NY, USA) (1984). She specialized in Strategic People Management from FDC / INSEAD (2000). She has been Vice President of the Sandals Business Unit of Alpargatas (Havaianas and Dupé) for 13 years and is elected as a Statutory Officer of the company. She worked at Citibank for 8 years in various positions: Vice President of Marketing and Products (Credicard), Vice President of Marketing (Citibank Consumer) and Credit Card Citibank Brasil. She was also responsible for Marketing and Decision Management for Latin America for a year. Previously she worked for 11 years at Procter & Gamble in several countries (Germany, Canada and Brazil) and for several product categories (Detergents, Hygiene and Cleaning, Cosmetics and Diapers) and functions, being the last Associate Director of Marketing in Brazil. She also worked at Johnson & Johnson in Brazil for just over 2 years.

Currently, Carla holds the following positions in other companies or organizations in the third sector: Vice President of the Sandals Business Unit of Alpargatas S.A. (Footwear and Clothing). The aforementioned company does not belong to the issuer's economic group or is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Carla has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified her to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

Roberto de Oliveira Marques graduated in Business Administration, with a specialization in Marketing and Strategic Planning from Fundação Getúlio Vargas in São Paulo, and has postgraduate courses from Kellogg School of Management at Northwestern University and The Wharton School at the University of Pennsylvania. He was executive vice president and president for North America at Mondeléz International, a company that globally sells brands such as Oreo, Halls, Lacta and Trident. Roberto worked for many years at Johnson & Johnson, where he held, among other positions, the global head of beauty brands, babies and over-the-

counter drugs; he worked for the company in countries such as Brazil, Colombia, England and the United States. Roberto was also an advisor to the GMA - Grocery Manufacturer Association. He was previously an advisor to the Consumer Health Care Products Association, ENACTUS and Brazil-U.S. Business Council at the U.S. Chamber of Commerce. Currently, he has also devoted part of his time to defending issues related to the United Nations Sustainable Development Goals before various institutions.

None of the companies mentioned above is part of the issuer's economic group or is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Roberto has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is not an independent member, according to the criterion set out in the Novo Mercado Regulations.

Gilberto Mifano is graduated in Business Administration from the School of Business Administration at FGV-SP (1972). He is currently an independent director of Cielo S/A - since 2009, of TOTVS S/A - since 2017, of Pacaembu Construtora S/A - since 2018 and an advisory board of Pragma Patrimônio Ltda - since 2009. He acts as an independent director of Natura since 2017, having acted as consultant to the Audit, Risk Management and Finance Committee of Natura S/A from 2009 to 2016. From 1994 to 2008 he was CEO of BOVESPA - São Paulo Stock Exchange and CBLC - Companhia Brasileira de Liquidação e Custódia and then Chairman of the Board of Directors of BM & FBOVESPA - Bolsa de Valores Mercadorias e Futuros S/A in 2008 and 2009. He was also an independent director of SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and member of the Sustainability Committee of Banco Santander Brasil S/A. Internationally, he was a member and vice-president of the executive committees of the WFE - World Federation of Exchanges and FIAB - Federación Latino Americana de Bolsa for about 8 years. Prior to 1994, he was an executive and director at financial institutions in Brazil.

Currently, Gilberto holds the following positions in other companies or organizations in the third sector: (i) member of the Fiscal Council of Instituto Arapyau; (ii) member of the Deliberative Council of RAPS - Political Action Network for Sustainability (Institute); (iii) member of the Fiscal Council of CIEB - Center for Innovation for Education (Institute); (iv) member of the Fiscal Council of Amigos da Poli (Institute). In the past, he was (v) fiscal advisor at Instituto Natura and (vi) chairman of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance. Out of the organizations mentioned above, companies (i), (ii), (iv) and (v) are controlled by a shareholder of the issuer, which holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Gilberto has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

Fábio Colletti Barbosa is a member of the board of Itaú-Unibanco, Gávea Investimentos, CBMM (Companhia Brasileira de Metalurgia e Mineração), Natura Cosméticos and Hering. Fábio was chairman of Banco ABN Amro Real since 1996 and, in 2008, with the acquisition of Banco Real by Santander, he became chairman of Santander Brasil. From 2007 to 2011, he was also chairman of Febraban. Between 2011 and early 2015, he was CEO of Abril Mídia. Currently, Fábio is also on the board of Fundação Osesp and Instituto Empreender Endeavor; vice-chairman of the board of Fundação Itaú Social; member of the Council of the Center for Public Leadership (CLP) and the UN Foundation, to support the UN. In 2011, he was recognized as Personality of the Year, by the Brazil-United States Chamber of Commerce, in New York. In 2012, he received the Champions of the Earth award, granted by UNEP (United Nations Environmental Program), for his business vision. And in 2017, it was recognized by Worldfund for Education for bringing the theme of values to the forefront of the discussion. Fábio holds a degree in Business Administration from Fundação Getúlio Vargas in São Paulo and an MBA from the Institute for Management Development (IMD), in Lausanne, Switzerland.

Currently, Fábio holds the following positions in other companies or organizations in the third sector: (i) Chairman of the Board of Directors of Fundação OSESP (Foundation); (ii) Member of the Board of Directors of the UN Foundation (United Nations Foundation) (Foundation); (iii) Chairman of the Board of Directors of Instituto Empreender Endeavor (Instituto); (iv) Member of the Board of Directors of Almar Participações S.A. (Holding); (v) Member of the Investment Committee of Gávea Investments (Financial institution); (vi) Member of the Board of Directors of Itaú Unibanco Holding S.A. (Financial institution); (x) Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração - CBMM (Mining); (vii) Member of the Board of

Directors of Cia.Hering (Clothing); (viii) member of the Board of Directors of the Center for Public Leadership - CLP (Institute); and (ix) Vice-Chairman of the Board of Directors of Fundação Itaú Social (Foundation). None of the companies mentioned above, is part of the issuer's economic group or is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Fábio has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

Jessica DiLullo Herrin holds a degree in economics from Stanford University. She is CEO and founder of the Stella & Dot, Keep Collective and Ever Skin family of brands and is also a co-founder of WeddingChannel.com, the world's leading wedding website, where she also served as Vice President of product management. In addition, she served at Dell Inc. as Senior EBusiness Manager and at Neilsen NetRatings as Senior Product Marketing Manager. In 2016 she wrote her first book “Find Your Extraordinary: Dream Bigger, Live Happier, and Achieve Success on Your Own Terms”. Jessica has won several awards and was recognized for her entrepreneurial achievements in Oprah, Inc. Magazine (Stella & Dot was recognized as one of the fastest growing private companies between 2010 and 2011), Fortune, New York Times, Wall Street Journal, InStyle, Glamor magazine among others.

Currently, Jessica holds the following positions in other third sector companies or organizations: CEO Stella & Dot Family brands, fashion and beauty. The companies mentioned above are not part of the issuer's economic group or are controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Jessica has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified her to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

Ian Martin Bickley is the former Head of Global Business Development and Strategic Alliances - Tapestry. Ian Bickley was President of Global Business Development and Strategic Alliances at Tapestry, having joined Coach in 1993. Before that, he was Director of Operations for Quick Response GMBH - a women's clothing company based in Munich - Germany. From 1988 to 1989, he was a consultant for LEK Partnership - a strategic management consultancy, also based in Munich. Graduated in Economics from Harvard University. He was brought in by Blackstone to be an advisor to Crocs, a publicly traded company with $ 1.5 billion of market capitalization and was especially involved in the strategy for Asia.

Ian has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

Nancy Killefer served as Senior Partner at McKinsey & Company, an international consulting company, until her retirement in August 2013. Ms. Killefer joined McKinsey in 1979 where she had a number of leadership positions, including member of the Governance Counsel. Ms. Killefer led the firm’s recruiting and presided various of the firm’s personnel committees. From 1997 to 2000, she served as Assistant Secretary for Management, CFO and COO of the U.S. Department of the Treasury. From 2000 to 2007, she ran McKinsey’s Washington D.C. office. In 2000 she returned to McKinsey to create and lead the firm’s public sector area. She also served as a member of the Oversight Board of the Federal Revenues Services of the U.S. from 2000 to 2005 and served as Chairman of the Board from 2002 to 2004. Ms. Killefer currently is a board member at Cardinal Health and Taubman Centers, Inc. She also served as Chairman and board member of CSRA until 2018 and as a member of the Advisory Board until 2017. Ms. Killefer was an Avon Products, Inc. board member since 2013 and was Chair of the Nominating and Corporate Governance Committee and a member of the Compensation and Management Development Committee. She was appointed by Avon Products, Inc. to occupy the position of independent board member of Natura &Co’s Board of Directors.

Currently, Nancy holds the following positions in other third sector companies or organizations: (i) Member of the Board of Directors and Member of the Audit Committee of Taubman Centers, Inc.; (ii) Independent Member of the Board of Directors and Member of the Compensation and Management Development Committee of Cardinal Health, Inc.; and (iii) Member of the Board of Directors of Facebook, Inc.The companies mentioned above are not part of the issuer's economic group or are controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Nancy has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified her to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

W. Don Cornwell was appointed as the main Independent Director of the Avon Board of Directors in March 2016. He was Chairman of the Board of Directors and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and served as Vice Chairman of the Board of Directors until December 2009. Previously, Don was Chief Operating Officer of the Corporate Finance Department at Goldman, Sachs & Co. from 1980 to 1988 and Vice President of Investment Banking at Goldman Sachs, from 1976 to 1988. He serves as trustee of the Big Brothers Big Sisters of New York and is an advisor to Blue Meridian Partners, a philanthropic partnership. Don is a director of Pfizer, Inc. and of the American International Group Inc. Director of Avon Products, Inc since 2002, he was Chairman of the Finance Committee, Member of the Audit Committee and the Nominating and Corporate Governance Committee. He was appointed by Avon Products, Inc. to serve as an independent member of the Board of Directors of Natura & Co.

Currently, Mr. Cornwell holds the following positions in other third sector companies or organizations: (i) Member of the Board of Directors of Blue Meridian Partners, Inc.; (ii) Independent Member of the Board of Directors, Chairman of Remuneration and Management Resources and Member of the Nominating and Corporate Governance Committee of American International Group, Inc.; (iii) Independent Member of the Board of Directors, Chairman of the Regulatory and Compliance Committee, Member of the Corporate Governance Committee and Member of the Science and Technology Committee of Pfizer, Inc. and (iv) Trustee of Big Brother Big Sisters of New York City.The companies mentioned above are not part of the issuer's economic group or are controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Cornwell has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

Andrew George McMaster Jr. was Deputy Chief Executive Officer and Vice-Chairman of the Board of Directors of Deloitte & Touche LLP (“Deloitte”) from 2002 until his retirement in May 2015. He joined Deloitte in 1976 and served in various leadership positions, including National Managing Partner Deloitte's office focused on programs for CEO clients, as well as Deloitte USA's Global Forensics and Dispute Consulting practice. Andrew is currently an advisor and Director and Chairman of the Audit Committee to Black & Veatch Holding Company and UBS Americas Holding LLC, a subsidiary of UBS AG. Andrew is Co-Chairmen of the Investment Committee of the Hobart and William Smith Colleges Board of Directors. Andrew has been a director of Avon Products, Inc. since 2018, and has served as Chairman of the Audit Committee and a member of the Finance Committee. He was appointed by Avon Products, Inc. to serve as an independent member of the Board of Directors of Natura & Co.

Currently, Andrew holds the following positions in other third sector companies or organizations: (i) Member and Chairman of the Audit Committee of Black & Veatch Holding Company; (ii) Member and Chairman of the Audit Committee of UBS Americas Holding LLC; (iii) Vice President of the Presidential Recruitment Committee, Member of the Executive Committee, Member of the Executive Committee, Financial Management and Governance and Vice President of the Investment Committee of Hobart and William Smith Colleges Board of Trustees. The companies mentioned above are not part of the issuer's economic group or are controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Andrew has not been found guilty of any crime, has not suffered any conviction in an administrative proceeding of the CVM or any final conviction in the judicial or administrative court, which has suspended or disqualified him to practice a professional or commercial activity. Is an independent member, according to the criterion set out in the Novo Mercado Regulations.

12.6. In relation to each one of the persons that served as a member of the board of directors or of the fiscal council in the last fiscal year, inform, in table form, the percentage of attendance in each meeting held by the body in the period after the member’s investiture.

BOARD OF DIRECTORS	TOTAL MEETINGS HELD BY THE ORGAN SINCE ITS INVESTITURE	PARTICIPATION IN THE BOARD OF DIRECTOR’S MEETING
Pedro Luiz Barreiros Passos	7	100%
Antonio Luiz da Cunha Seabra	7	100%
Guilherme Peirão Leal	7	100%
Carla Schmitzberger	7	100%
Roberto de Oliveira Marques	7	100%
Gilberto Mifano	7	100%
Fábio Colletti Barbosa	7	100%
Jessica DiLullo Herrin	7	100%
Ian Martin Bickley	7	100%
Nancy Killefer	3	100%
W. Don Cornwell	3	100%
Andrew George McMaster Jr.	3	100%

12.7. Provide the information mentioned on item 12.5 in relation to the members of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if such committees or similar bodies are not statutory.

Audit, Risk Management and Finance Committee

Name	Date of birth	Occupation	Individual Taxpayer ID (CPF)	Elective Position	Date of election	Date of investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive Terms
Gilberto Mifano	11/11/1949	Business Administrator	566.164.738-72	Committee Chairman	01/30/2020	01/30/2020	10 years	Director	Yes	0
Roberto de Oliveira Marques	07/13/1965	Business Administrator	Brazilian Passport YC375214	Committee Member	01/30/2020	01/30/2020	10 years	Executive Chairman of the Board of Directors	Yes	0
Fábio Colletti Barbosa	10/03/1954	Business Administrator	771.733.258-20	Committee Member	01/30/2020	01/30/2020	10 years	Director	Yes	0
Andrew George McMaster Jr.	11/04/1952	Executive	US Passport 518145244	Committee Member	01/30/2020	01/30/2020	10 years	Director	Yes	0

Organization and People Committee

Name	Date of birth	Profession	Individual Taxpayer ID (CPF)	Elective Position	Date of election	Date of investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive Terms
Fábio Colletti Barbosa	10/03/1954	Business Administrator	771.733.258- 20	Committee Chairman	01/30/2020	01/30/2020	2 years	Director	Yes	0
Roberto de Oliveira Marques	07/13/1965	Business Administrator	Brazilian Passport YC375214	Committee Member	01/30/2020	01/30/2020	2 years	Executive Chairman of the Board of Directors	Yes	0
Carla Schmitzberger	06/21/1962	Engineer	667.280.967-87	Committee Member	01/30/2020	01/30/2020	2 years	Director	Yes	0
Nancy Killefer	11/16/1953	Executive	American Passport 515398235	Committee Member	01/30/2020	01/30/2020	2 years	Director	Yes	0

Strategic Committee

Name	Date of birth	Profession	Individual Taxpayer ID (CPF)	Elective Position	Date of election	Date of investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive Terms
Roberto de Oliveira Marques	07/13/1965	Business Administrator	Brazilian Passport YC375214	Committee Chairman	01/30/2020	01/30/2020	2 years	Executive Chairman of the Board of Directors	Yes	0
Carla Schmitzberger	06/21/1962	Engineer	667.280.967-87	Committee Member	01/30/2020	01/30/2020	2 years	Director	Yes	0
Ian Martin Bickley	10/02/1963	Economist	British Passport 538953627	Committee Member	01/30/2020	01/30/2020	2 years	Director	Yes	0

Corporate Governance Committee

Name	Date of birth	Profession	Individual Taxpayer ID (CPF)	Elective Position	Date of election	Date of investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive Terms
Guilherme Peirão Leal	02/22/1950	Director	383.599.108-63	Committee Chairman	01/30/2020	01/30/2020	2 years	Co-chairman of the Board	Yes	0
Pedro Luiz Barreiros Passos	06/29/1951	Engineer	672.924.618-91	Committee Member	01/30/2020	01/30/2020	2 years	Co-chairman of the Board	Yes	0
Antonio Luiz da Cunha Seabra	03/23/1942	Economist	332.927.288-00	Committee Member	01/30/2020	01/30/2020	2 years	Co-chairman of the Board	Yes	0
Roberto de Oliveira Marques	07/13/1965	Director	Brazilian Passport YC375214	Committee Member	01/30/2020	01/30/2020	2 years	Executive Chairman of the Board of Directors	Yes	0

Group Operating Committee

Name	Date of birth	Profession	Individual Taxpayer ID (CPF)	Elective Position	Date of election	Date of investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive Terms
Roberto de Oliveira Marques	07/13/1965	Business Administrator	Brazilian Passport YC375214	Committee Chairmen	01/30/2020	01/30/2020	2 years	Executive Chairman of Board of Directors	Yes	0
João Paulo Brotto Gonçalves Ferreira	12/09/1967	Engineer	050.269.878-00	Committee Member	01/30/2020	01/30/2020	2 years	President Officer	Yes	0
David Philip Boynton	03/30/1963	Food Technologist	Passport No. 099192751	Committee Member	01/30/2020	01/30/2020	2 years	Executive	Yes	0
Michael O’Keeffe	03/15/1970	Engineer	Passport No. PA7147579	Committee Member	01/30/2020	01/30/2020	2 years	Executive	Yes	0
Robert Claus Chatwin	16/05/1970	Economist	570.897.013-87	Committee Member	01/30/2020	01/30/2020	2 years	Executive	Yes	0
Paula Fallowfield	22/08/1967	Political Scientist	Passport No. 544133638	Committee Member	01/30/2020	01/30/2020	2 years	Executive	Yes	0
Joselena Peressinoto Romero	18/05/1967	Engineer	120.693.958-39	Committee Member	01/30/2020	01/30/2020	2 years	Executive	Yes	0

Name	Date of birth	Profession	Individual Taxpayer ID (CPF)	Elective Position	Date of election	Date of investiture	Term of office	Other positions held	Appointed by the controlling shareholder	Consecutive Terms
Itamar Gaino Filho	10/18/1976	Lawyer	272.341.378- 07	Committee Member	01/30/2020	01/30/2020	2 years	Legal and Compliance Officer	Yes	0
Moacir Salzstein	12/31/1958	Engineer	036.269.088- 01	Committee Member	01/30/2020	01/30/2020	2 years	Executive	Yes	0
José Antonio de Almeida Filippo	10/27/1960	Engineer	750.801.417- 00	Committee Member	01/30/2020	01/30/2020	2 years	Co-President of the Board of Directors, Finances and Investors Relations Officer	Yes	0
Silvia Freire Dente da Silva Dias Lagnado	08/25/1963	Executive	086.908.868-85	Committee Member	01/30/2020	01/30/2020	2 years	Vice-President of Sustainable Growth	Yes	0
Kay Nemoto	12/07/1971	Executive	Japonese Passport TZ1377564	Committee Member	01/30/2020	01/30/2020	2 years	Chief of Staff	Yes	0
Angela Cretu	09/10/1974	Executive	Romanian Passport 054542845	Committee Member	01/30/2020	01/30/2020	2 years	Chairwoman Avon International	Yes	0

Professional Experience.

Antonio Luiz da Cunha Seabra - See item 12.5.

Carla Schmitzberger - See item 12.5.

David Philip Boynton – Graduated in Food Science from the University of Leeds. He worked for 10 years at L'Occitane Limited UK and L'Occitane en Provence in London and New York, where he held various leadership positions, including Managing Director, Managing Director of the North Atlantic Group, Australia and South Africa and Executive Director of USA. Over the years, he has been operationally responsible for a geographically diverse group of more than 600 boutiques in 14 countries and directly responsible for previously problematic US businesses from 2011 to 2015, putting in place a new team and strategy to improve the yearning for brand and improve the operating model in the context of digital growth and declines in store traffic. Before being appointed, in December 2017, as Chief Executive Officer of The Body Shop, he worked for almost two years at Charles Tyrwhitt, as Executive Director of UK units.

Fábio Colletti Barbosa - See item 12.5.

Gilberto Mifano - See item 12.5.

Guilherme Peirão Leal - See item 12.5.

Itamar Gaino Filho - Graduated in Law from PUC-SP, with a master's degree from the same university and specialization from the International Institute of Social Sciences, with experience in the legal and tax areas in multinational companies. He served as Legal Officer of PepsiCo, responsible for the beverage and food divisions. His experience also includes management positions at General Motors, Monsanto and Coca-Cola Femsa.

João Paulo Brotto Gonçalves Ferreira - Graduated in Electronic Engineering from USP (University of São Paulo), with an MBA from the University of Michigan (USA). He was responsible for the Supply Chain Vice-Presidency at Unilever, where he worked for 20 years. In 2009, he joined Natura, as Vice President of Operations and Logistics.

José Antonio de Almeida Filippo - Graduated in Civil Engineering at the Federal University of Rio de Janeiro, he studied Program of Management Development at Harvard University. He joined Natura in May 2018, as Chief Financial and Investor Relations Officer, previously held the position of Embraer CFO, with responsibilities in the Capital Markets, Accounting and Tax, Controlling, Risk, Investor Relations, Planning and M&A and new business. Before Embraer he worked at Companhia Brasileira de Distribuição (Grupo Pão de Açúcar), in the position of CFO, he also worked at CPFL Energia S.A., holding the position of Chief Vice-President Financial and Investor Relations Officer.

Joselena Peressinoto Romero - Graduated in food engineering and participated in executive programs at Pennsylvania State University, Harvard, INSEAD and JIPM (Japan). She is currently Vice President of Operations and Logistics at Natura, responsible for the global supply chain process, materials management, logistics planning, manufacturing, quality, project engineering, innovation, logistics and customer service. Josie started her career at Natura in 2010, when she took over as product offerings officer.

Michael O'Keefe - Bachelor of Electronic Engineering and Science (Hons) and Computer Science from La Trobe University, with over 20 years of experience, including general management, corporate development, product development, manufacturing, retail, business operations and strategy. He lived and worked in Australia, United Kingdom, Japan, France and Italy. Currently CEO and director of Aesop, the most creative and differentiated skin care company in the world, with stores in 30 countries around the world. He specializes in R&D and product development; finance and accounting; M&A; IT and digital; marketing and branding; retail; international business development.

Moacir Salzstein – Graduated in Chemical Engineering from the Polytechnic School of the University of São Paulo. Post-graduated in Business Administration and MBA both from Fundação Getúlio Vargas in São Paulo. He is Natura's Corporate Governance Officer, having previously held the Strategic Planning Department. He worked for companies such as Monitor Group, Ultra Group, Dow/Union Carbide, Itaú, Jaakko Poyry and Promon Engenharia.

Paula Fallowfield - Graduated in Political Science from the University of Iowa. She held positions of recruitment officer, business partner and talent development at Harrods for 9 years. She was the owner of Fallow & Co., providing recruitment services and HR solutions to luxury retailers in the UK and Europe, where she gained a solid customer base, such as LVMH, Burberry, Space NK, Links of London, Boden, L'Oreal, Estee Lauder and others. Paula worked for more than 5 years for the luxury brand Burberry, occupying positions as Vice President of Talent Attraction and Global VP of Talents and partner of Human Resources for Europe, Middle East and Africa. She became Vice President of HR at Aesop in January 2017, where he became responsible for all fronts related to human resources with a focus on organizational design; talent development; and core skills and resources.

Pedro Luiz Barreiros Passos - See item 12.5.

Robert Claus Chatwin - Graduated in Economics, with an MBA from IMD in Switzerland. He is also a certified accountant by the Institute of Chartered Accountants in England and Wales (ICAEW). He held various positions at Royal Philips Electronics, including as Global CEO of Philips Avent, Vice President of Mergers and Acquisitions and Vice President of Strategy and New Business Development in the Consumer Goods Division in Amsterdam, and at Philips LATAM in San Paulo. He also worked at HSBC Investment Bank, in London, and at KPMG Corporate Finance, in London and Brazil. Robert was not found guilty of any crime, did not suffer any conviction in CVM administrative proceedings or any final conviction in judicial or administrative proceedings that suspended or disqualified him from exercising professional or commercial activity.

Roberto de Oliveira Marques - See item 12.5.

Silvia Freire Dente da Silva Dias Lagnado –Sustainable Growth Officer at Natura & Co Holding since February 1, 2020, have been an Independent member of the Company's Board of Directors since July 2014. Graduated in 1986 from Escola Politécnica de São Paulo, she was Executive Vice President and Global Marketing Officer of Mcdonald`s Corporation from August 2015 to October 2019 and President of Bacardi Global Brands, from June 2010 to November 2012. She also worked at Unilever from 1986 to 2010, having been Global Executive Vice President in the Culinary Category, in addition to having worked in several other international positions during the 25 years she remained at the company. She was an independent member of Boards of Sapient, based in Boston, USA from 2013 to 2015 and Britvic Plc., From 2014 to 2015, a soft drink production and marketing company in the United Kingdom. Silvia was not found guilty of any crime, did not suffer any conviction in CVM administrative proceedings or any final conviction in judicial or administrative proceedings that suspended or disqualified her from exercising professional or commercial activity.

Kay Nemoto – She has an MBA from London Business School. She originally started her career in the Banking and Private Equity segment, managing portfolio businesses. Prior to Avon, as Operating Executive at COAC, Kay successfully led teams supporting turnarounds at multiple portfolio companies, always working closely with the management and HR teams. She brings over 10 years of experience in consultancy and advisory roles, including Ernst & Young, Operations Transaction Services and AlixPartners, a turnaround specialist advisory firm. A seasoned turnaround specialist, she played an integral role in the transformation of Avon, while on secondment from Avon’s strategic partners Cerberus Operations & Advisory Company (COAC) since July 2017. Kay took on the role of Chief Strategy and Human Resources Officer at Avon Products Inc. in February 2019, tasked with focusing on enabling Avon to be simpler and leaner, to drive accountability and to accelerate execution of Avon’s turnaround through its people.  She led the cultural change management needed to underpin Avon’s transformation, and build an effective and high performing organization. She has also played a key role in the Natura & Co transaction and integration planning. Kay was not found guilty of any crime, did not suffer any conviction in CVM administrative proceedings or any final conviction in judicial or administrative proceedings that suspended or disqualified her from exercising professional or commercial activity.

Angela Cretu – Graduated in 1997 from The Academy of Economic Studies, Economic Cybernetics, Statistics and Informatics in Bucharest, she completed the Executive Education Program at London Business School in 2006. She started her career with Avon 20 years ago, having worked in various positions, among which Vice President of Global Business Model Innovation at New York headquarters, from 2009 to 2011, General Vice President of Avon Russia & Eastern Europe, from 2011 to 2014, General Vice President of Avon Turkey, Middle East & Africa, from 2014 to 2016, General Vice-President of Central Europe, from 2016 to 2020 and, currently, she is the International CEO of Avon, part of Natura & Co Group. Angela was not found guilty of any crime, did not suffer any conviction in CVM administrative proceedings or any final conviction in judicial or administrative proceedings that suspended or disqualified her from exercising professional or commercial activity.

12.8. In relation to each one of the persons that served as a member of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if such committees or similar bodies are not statutory, inform, in a table, the percentage attendance in each meeting held by the body in the period after the member’s investiture.

Director	Audit, Risk Management and Finance Committee	Strategic Committee	Corporate Governance Committee	Organization and People Committee	Group Operating Committee
Number of meetings held since the investiture:	7	1	1	1	2
Antonio Luiz da Cunha Seabra	NA	NA	100%	NA	NA
Carla Schmitzberger	NA	100%	NA	100%	NA
David Philip Boynton	NA	NA	NA	NA	100%
Fábio Colletti Barbosa	57%	NA	NA	100%	NA
Gilberto Mifano	100%	NA	NA	NA	NA
Guilherme Peirão Leal	NA	NA	100%	NA	NA
Itamar Gaino Filho	NA	NA	NA	NA	100%
João Paulo Brotto Gonçalves Ferreira	NA	NA	NA	NA	100%
José Antonio de Almeida Filippo	NA	NA	NA	NA	100%
Joselena Peressinoto Romero	NA	NA	NA	NA	100%
Michael O'Keefe	NA	NA	NA	NA	100%
Moacir Salzstein	100%	100%	100%	100%	100%
Paula Fallowfield	NA	NA	NA	NA	100%
Pedro Luiz Barreiros Passos	NA	NA	100%	NA	NA
Robert Claus Chatwin	NA	NA	NA	NA	100%
Roberto de Oliveira Marques	100%	100%	100%	100%	100%

Director	Audit, Risk Management and Finance Committee	Strategic Committee	Corporate Governance Committee	Organization and People Committee	Group Operating Committee
Silvia Freire Dente da Silva Dias Lagnado	NA	NA	NA	NA	100%
Jessica DiLullo Herrin	NA	NA	NA	NA	NA
Kay Nemoto	NA	NA	NA	NA	100%
Angela Cretu	NA	NA	NA	NA	100%
Ian Martin Bickley	NA	100%	NA	NA	NA
Nancy Killefer	NA	NA	NA	100%	NA
Andrew George McMaster Jr.	28.5%	NA	NA	NA	NA

12.9. Existence of marital or steady union relationship or kinship to the second degree, between managers of the issuer, managers of the issuer and managers of direct or indirect subsidiaries of the issuer; managers of the issuer or of its direct or indirect subsidiaries and direct or indirect controlling shareholders of the issuer; managers of the issuer and managers of direct or indirect parent companies of the issuer.

Mr. Guilherme Ruggiero Passos and Mrs. Patrícia Ruggiero Passos, who are controlling shareholders of the Company, are the son and daughter (relatives by consanguinity to the first degree) of Mr. Pedro Luiz Barreiros Passos.

Mrs. Lucia Helena Rios Seabra, who is a controlling shareholder of the Company, is married to Mr. Antonio Luiz da Cunha Seabra.

Except from the situations indicated above, there is no spouse relationship, steady union or relative relation up to the second degree among (i) our administrators; (ii) our administrators and the administrators of the Company’s direct or indirect subsidiaries; (iii) our administrators or administrators of our direct or indirect subsidiaries, and our direct or indirect controlling shareholders; and/or (iv) our administrators and the administrators of our direct and indirect parent companies.

12.10. Declare the existence of any hierarchy, service agreements or control relationships in the last three fiscal years, the company’s management and any direct or indirect subsidiary of the company; direct or indirect controlling shareholder and, if relevant, supplier, client, debtor or creditor of the company, its subsidiaries or controlling shareholders or subsidiaries of any of the aforementioned parties.

Certain directors are also controlling shareholders of the Company and shareholders of companies that are signatories to the Shareholders' Agreement of the Company:

Mr. Antonio Luiz da Cunha Seabra is the direct and indirect controlling shareholder, through Lisis Participações S.A., a corporation that, jointly with Mr. Seabra, forms the controlling group and are signatory to the Shareholders' Agreement.

Mr. Guilherme Peirão Leal is the direct and indirect controlling shareholder, through Utopia Participações S.A., a corporation that, jointly with Mr. Leal, forms the controlling group and are signatories to the Shareholders' Agreement.

Mr. Pedro Luiz Barreiros Passos is the direct and indirect controlling shareholder, through Passos Participações S.A., a corporation which, jointly with Mr. Passos, form the controlling group and are signatories to the Shareholders' Agreement.

Mr. Antonio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos are indirect controlling shareholders of Bres Itupeva Empreendimentos Imobiliários Ltda., which provided services to a subsidiary of the Company in the last three years.

Mr. Pedro Luiz Barreiros Passos is a direct and indirect controlling shareholder, through the Veredas Investment Investment Fund Abroad, an investment fund that, together with Mr. Passos, makes up the control block.

Mr. Antonio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos are part of the controlling group of Raia Drogasil S.A. This company has business with Natura (see “Policy on Transactions with Related Parties”).

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre administradores do emissor, administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

O Sr. Guilherme Ruggiero Passos e a Sra. Patrícia Ruggiero Passos, que são acionistas controladores da Companhia, são filho e filha (parentes de 1º grau por consanguinidade) do Sr. Pedro Luiz Barreiros Passos.

A Sra. Lucia Helena Rios Seabra, que é acionista controladora da Companhia, é casada com o Sr. Antônio Luiz da Cunha Seabra.

Exceto pelas situações indicadas acima, não há relação familiar entre (i) os nossos administradores; (ii) os nossos administradores e administradores de controladas diretas e indiretas da Companhia; (iii) os nossos administradores e nossas controladas, diretas e indiretas e nossos controladores diretos ou indiretos; e/ou (iv) nossos administradores e administradores das nossas sociedades controladoras diretas e indiretas.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor e, caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas.

Alguns membros do Conselho de Administração são também acionistas controladores da Companhia e acionistas das sociedades signatárias do Acordo de Acionistas da Companhia:

O Sr. Antonio Luiz da Cunha Seabra é controlador direto e indireto, através da Lisis Participações S.A., sociedade por ações que, em conjunto com o Sr. Seabra, compõe o bloco de controle e figuram como signatários do Acordo de Acionistas.

O Sr. Guilherme Peirão Leal é controlador direto e indireto, através da Utopia Participações S.A., sociedade por ações que, em conjunto com o Sr. Leal, compõe o bloco de controle e figuram como signatários do Acordo de Acionistas.

O Sr. Pedro Luiz Barreiros Passos é controlador direto e indireto, através da Passos Participações S.A., sociedade por ações que, em conjunto com o Sr. Passos, compõe o bloco de controle e figuram como signatários do Acordo de Acionistas.

Os Srs. Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal e Pedro Luiz Barreiros Passos são controladores indiretos da Bres Itupeva Empreendimentos Imobiliários Ltda. que prestou serviços a uma sociedade controlada da Companhia nos últimos três anos.

O Sr. Pedro Luiz Barreiros Passos é controlador direto e indireto, através do Fundo de Investimento de Ações Veredas Investimento no Exterior, fundo de investimento que, em conjunto com o Sr. Passos, compõe o bloco de controle.

Os Srs. Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal e Pedro Luiz Barreiros Passos fazem parte do grupo controlador da Raia Drogasil S.A. Esta empresa tem negócios estabelecidos com a Natura (ver “Política de Transações com Partes Relacionadas”).

NATURA &CO HOLDING S.A.

MANAGEMENT’S PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

TO BE HELD ON APRIL 30, 2020

EXHIBIT III

ITEM 13 OF THE REFERENCE FORM

13. Management Compensation

13.1 - Description of the compensation policy or practice for the board of directors, statutory and non-statutory officers and other senior management, the fiscal board, statutory committees, and the audit, risk, finance and compensation committees, covering the following aspects:

(a) Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if issuer discloses the policy, locations in the World Wide Web where the document may be consulted

Our Compensation Policy for Managers was approved by our Board of Directors on July 17, 2019 and it is available at the Company’s investor relations website (https://natu.infoinvest.com.br/), and at the website of the Brazilian Securities Commission - CVM (www.cvm.gov.br).

Through the Compensation Policy, the Company seeks to attract and retain talent in its management bodies, aligning the interests between executives and shareholders in order to generate results and increase the value of the Company, always in compliance with social and environmental aspects; and recognizing the contribution of its professionals based on market references.

(b) composition of the compensation

(i) description of the compensation elements and their respective objectives

Board of Directors

•	Fixed Compensation: the fixed compensation is the basic compensation element of the members of the Board of Directors, and is comprised of:

(a) Pro labore: the members of the Board of Directors will receive a monthly amount, paid twelve (12) times per year, aligned with the market practices. The purpose of the fixed compensation is to compensate the dedication, responsibility and complexity inherent to the position of board member.

(b) Benefits (direct and indirect): certain members of the Board of Directors may be eligible to a benefit package, including health care, dental care, life insurance, with the purpose of offering an attractive benefit package, in line with the general market conditions.

•	Variable Compensation: the members of the Board of Directors may be eligible to receive the variable portion of the compensation by means of an annual incentive plan. It is a form of reward for achieving goals based on economic, social and environmental factors that contribute for us to reach its goals based on those factors. Its purpose is also to align the interests of the board members to those of the shareholders, considering a combination of corporate goals.

•	Equity-based Compensation: we may grant equity-based compensation as a part of a long-term incentive program to the members of the Board of Directors based on the granting of call options or restricted shares as a way to strengthen the relation between the compensation and the gains, in addition to build value of the company in the long term.

Executive Chairman of the Board of Directors and the Chief Officer of the Group: The composition of the compensation of the Executive Chairman of the Board of Directors and Chief Officer of the Group is different from that of the other members due to the office held, since, in addition to his legal attributions, he assists the Board of Directors in the creation and leadership of the group operational Committee, make recommendations from the point of view of the result, cash flow, resources allocation and talent management of each Business Unit and collaborates in the individual inspection of each of the Units.

Statutory and Non-Statutory Executive Office

•	Fixed Compensation: the annual fixed compensation is the main and fundamental element of the compensation of the members of the Executive Office, and it shall be based mainly on the office held and on the responsibilities performed in the Company, as well as on the individual experience, being composed of:

(a)       Salary: our statutory and non-statutory officers will receive a monthly amount, paid in twelve (12) times per year, in addition to Thirteenth (13th) and fourteenth (14) salary and additional vacation pay. The purpose of the fixed compensation is to compensate the responsibility and complexity inherent to the office of statutory and on-statutory officers, in accordance with factors such as required knowledge and impact on the result and takes into consideration the market’s practices.

(b)       Benefits (direct and indirect): our statutory and non-statutory officers may be eligible to the benefit package including health care plan, meal and transportation allowance, nursery allowance, vehicle, private social security, life insurance and dental care with the purpose of offering an attractive benefit package appropriate to the general market conditions.

•	Short-term variable compensation: variable compensation is a compensation element that allows us to recognize the achievement of goals based on economic, social and environmental indicators that contribute for the Company to reach its goals related to such indicators. Its purpose is also to align the interests of our statutory and non-statutory officers to those of the shareholders, considering the combination of corporate goals that involve elements in addition to the financial indicators.

•	Equity-based Compensation: we may grant equity-based compensation as a part of a long-term incentive program to the Officers based on the granting of call options or restricted shares as a way to strengthen the relation between the compensation and the gains, in addition to build value of the company on the long term.

Committees

•	Fixed Compensation: the Company currently has the following Committees: (i) Strategic Committee; (ii) Corporate Governance Committee; (iii) Organization and People Committee; (iv) the Group's Operational Committee; and (v) Audit, Risk Management and Finance Committee. the members of the Committees will receive a fixed amount paid to each member of the Committee with the purpose of specifically compensating the participation of our directors in advisory body.

Fiscal Board

•	The Company’s Fiscal Board is not permanent and shall be installed upon call by shareholders, in compliance with the applicable legal provisions. For this reason, we do not have a specific compensation policy. On the date of the Reference Form, we do not have any convened Fiscal Board nor any specific compensation policy to its members. The compensation of the Fiscal Board members, if and when convened, will be determined by the General Shareholders’ Meeting, in accordance with the applicable law.

(ii) Proportion of each element in the total compensation in the last 3 fiscal years

This item is not applicable to the Company, considering that our organization occurred on January 21, 2019 and there was no payment by the Company of compensation to the statutory and non-statutory management in the fiscal year ended in 2019.

(iii) Calculation methodology of readjustment of the individual compensation elements

In order to establish and readjust the fixed and variable compensation of our managers, we intend to perform, with the aid of advisory companies and supervision of the Organization and People Committee, the follow-up of the compensation variations in the market, periodically comparing our compensation practices with reference markets, such as competitors of the segment of consumer goods, Brazilian multinational companies, companies listed in Stock Exchange or that have compensation strategies similar to those of the Company.

In addition to the readjustment based on the market parameters, the fixed compensation of the officers of the Company will be annually reviewed based on the evolution of the experience and responsibility of the office, according to assessment performed by the Corporate Governance Committee and subsequently validated by the Board of Directors, as well as adjusted in accordance with the restatement determined by the unions (such last criterion will be valid only for the non-statutory officers). Compensation readjustments may also be established in accordance with the individual negotiations made with the management members, which will be conducted by the Corporate Governance Committee and subsequently submitted for approval of the Board of Directors.

The annual variable compensation of the Board of Directors and PLR (profit participation) in the case of the executive office will be linked to a set of financial and corporate goals, as established by the Board of Directors. The calculation of the amount to be paid is based on indicators that consider a set of short, medium and long term corporate objectives.

The compensation readjustments of the Management will be made according to the internal policy, respecting the budget approved by the Board of Directors and global compensation proposal of the Managers approved by the Shareholders at an Annual General Meeting.

(iv) Reasons that justify the composition of the compensation

The Company's compensation strategy combines short-term and long-term elements with the purpose of retaining and compensating our professionals in accordance with the responsibilities of their positions, market practices and the level of competitiveness of the Company.

The variable component, whether it is the short-term compensation or the long-term gains, represents a significant portion of the compensation because we believe in the joint construction of value. In addition to the well-defined limits, all variable compensation is connected to the effective achievement of the goals, that is, to exceeding the minimum expectations of growth annually established by the Management. The system of performance indicators that measures this performance comprises the three environmental dimensions (economic, social and environmental).

The share-based compensation programs seek to implement and strengthen the participants' sense of ownership in relation to the Company, strengthening the relationship between compensation and building the Company's value, in addition to the Company's healthy growth in the long term, with a balanced distribution of the result when the profitability of the business allows.

(v) The existence of members not compensated by the issuer and the reason for such fact

In the current fiscal year, the Statutory Executive Officer of the Company will have one member not compensated for the position held at issuer, since such officer will hold a compensated office at one of the subsidiaries of the Company.

(c) main performance indicators which are taken into consideration in the determination of each element of the compensation

No performance indicator is taken into consideration for the purposes of determining the fixed compensation or benefits of managers, being such compensation elements established in accordance with the responsibility and complexity of the position, experience of the professional, competitiveness and market’s practices. In addition, by establishing the fixed compensation, we take into consideration the qualifications and experiences of each individual in the exercise of its position.

In relation to the variable compensation of the Board of Directors and of the Executive Office, the following are taken into consideration:

•	Short-term variable compensation: financial aspects, such as, for instance, EBITDA Revenue and cash generation, as well as social and environmental aspects, such as, for instance, Relative Carbon Emissions. Market competitiveness and individual performance measures are also taken into consideration.

•	Long-term variable compensation: value of our shares listed on the stock exchange and business performance indicators, such as, for instance, profitability indicators, return on invested capital and return to the shareholder relative to the market.

(d) How compensation is structured in order to reflect the evolution of the performance indicators

The variable portion of the managers’ compensation is linked to our performance in the relevant period. Thus, the amounts to be paid by way of bonus, interest in our results, or granting of share purchase options or restricted shares, depend on the evolution of our results’ performance, targets previously set for the Company and individual performance.

The follow-up of the performance indicators is made quarterly and the final calculation of the financial results is made in the subsequent year.

The performance indicator defines the total variable compensation.

(e) How the compensation policy or practice is aligned with issuer’s short, medium and long-term interests

We offer a competitive compensation in the market, with the purpose of attracting and retaining talents who help us to reach our short, medium- and long-term objectives.

Considering our business model, it is essential to retain qualified and experienced professionals in order to grow, and, therefore, our compensation strategy must contain mechanisms that stimulate the continuous commitment for a long time, balancing development and growth with our results and added value to the shareholders.

As we take into consideration financial indicators, in addition to social and environmental elements, for determination of the variable compensation, we ensure a sustainable compensation, without compromising any other investment, balancing a fixed compensation (as the base salary) with short and long term incentives (which can be offered as the Company’s share purchase option plans).

(f)  Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

In the fiscal year ended December 31, 2019, there was no compensation paid by the Company to the Manager’s members for their exercise of their functions in the Company. Also, at the beginning of the current fiscal year, in view of the integration and reorganization process of the Company, due to the acquisition of Avon products, Inc., the Company’s management continued to have its compensation supported by subsidiary Natura Cosméticos at the beginning of the current year. Over this fiscal year, the compensation of the Company to its managers will be borne by the Company itself, subject to the provisions of item 13.1(b)(v).

(g) Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as disposal of issuer’s controlling interest

There is no compensation or benefits connected to the occurrence of corporate events.

(h) Practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and of the executive office, indicating:

(i)	Issuer’s bodies and committees that are part of the decision-making process, identifying the manner in which they participate

Board of Directors: the determination of the global compensation of the members of the Board of Directors is made at the annual shareholders’ general meeting. Later, upon recommendation made by the Governance Committee, the Board of Directors resolves on the appointment of its members in the advisory committees and the individual compensation of each member. To the Executive Chairman of the Board and Chief Officer of the Group a differentiated compensation is provided due to the responsibilities of the position according to the Bylaws of the Company.

Executive Office: in order to determine the individual compensation of the members of the Executive Office, the Executive Chairman of the Board and Chief Officer of the Group, with support from the Organization and People Committee, makes a recommendation based on the responsibilities of the position and individual performance according to the internal policy, respecting the budget approved by the Board of Directors and the global compensation proposal of the Managers approved by the Shareholders at an Annual General Meeting.

(ii)	Criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies

The criteria used for definition of the individual compensation of the Company’s managers take into consideration the market practices by means of salary survey conducted by a specialized compensation advisory. The comparisons contemplate reference markets, such as competitors of the segment of consumer goods, Brazilian multinational companies, companies listed in Stock Exchange or that have compensation strategies similar to those of Natura. The criteria for comparison and establishment of the individual compensation consider the experience, responsibility of the office and results delivered that are annually assessed.

(iii)	Frequency and how the board of directors evaluates the adequacy of the issuer’s compensation policy

Annually, the Board of Directors, based on recommendations from the Organization and People Committee, will assess the adequacy of the compensation policy, through the guidelines and business objectives and results of the market research performed by the external advisory, as previously described.

13.2 - Total compensation of the board of directors, of the statutory executive office and of the fiscal board

Estimated amounts 2020

	Board of Directors	Executive Office	Total
Total No. of members (1)	13	6	19
No. of compensated members	13	5	18
Annual Fixed Compensation
Fixed Compensation	11,836.2	6,285.0	18,121.2
Benefits	1.165,8	977,7	2.143,5
Participation in Committees	480,0	0	480.0
Others (2)	2,463.2	2,240.9	4,704.1
Variable Compensation
Bonus (3)	0	0	0
PLR (4)	0	0	0
Others (5)	11,871.6	1,937.3	13,808.9
Post-Employment Benefit (cessation of the exercise in the position) (6)	0	0	0
Equity-based compensation (7)	36,655.6	5,480.8	42,136.4
Monthly Compensation Amount	5,345.3	1,410.1	6,755.5
Total Compensation	64,144.2	16,921.6	81,065.7

(1) In the Executive Office, there is one member not compensated for the position held at the issuer.

(2) “Others” refers to the charges accruing on the Annual Fixed Compensation.

(3) and (4) The variable compensation estimated for 2020 is based on the assumption that, due to the coronavirus (COVID-19) pandemic, the goals set by the Company for the payment of variable compensation may not be reached.

(5) “Others” refers to the charges on Variable Compensation.

(6) There is no guarantee of post-employment benefits. The benefit is only applied in some cases, depending on the negotiation between the parties.

(7) Expenses to be incurred by the Company in the fiscal year of 2020, representing the fair value of the (i) options granted in the 2015, 2016, 2017, 2018, 2019 and expected for 2020 plans, (ii) restricted shares granted in 2015, 2016, 2017, 2018, 2019 and expected for 2020, and (iii) the Shares Subscription or Call Option Granting Program for Strategy Acceleration regarding 2015, 2016, 2017, 2018 and 2019, approved at the respective Meetings of the Board of Directors. The Company included the compensation amounts based on shares in the amount of annual global compensation, even if the Company understands that part of the gains based on share related to these plans does not have the legal nature of compensation.

Justification for not providing the chart regarding the last 3 fiscal years:

Considering that the incorporation of the company occurred on January 21, 2019, no compensation was recognized in years 2017, 2018 and 2019 for the members of the Board of Directors, the Executive Office and the Fiscal Board.

As approved at the extraordinary general meeting held on July 17, 2019, no compensation was due to the members of the management of the Company for the fiscal year of 2019. Furthermore, the Fiscal Board was not installed Fiscal Board in such fiscal year.

13.3 - Variable compensation of the board of directors, of the executive office and of the fiscal board

Estimated amounts for 2020, as per our compensation plan (BRL thousand):

	Board of Directors	Executive Office	Total
Number of Members (*)	13	6	19
Bonus (**)	0	0	0
Minimum amount expected	0	0	0
Maximum amount expected	0	0	0
Amount estimated in the compensation plan if targets be achieved (**)	0	0	0
Participation in the results (**)	0	0	0
Minimum amount expected	0	0	0
Maximum amount expected	0	0	0
Amount estimated in the compensation plan if targets be achieved (**)	0	0	0

(*) In the Executive Board, there is one non-compensated member.

(**) The variable compensation estimated for 2020 is based on the assumption that, due to the coronavirus (COVID-19) pandemic, the goals set by the Company for the payment of variable compensation may not be reached.

Considering that the incorporation of the company occurred on January 21, 2019, no compensation was recognized in years 2017, 2018 and 2019 for the members of the Board of Directors, the Executive Office and the Fiscal Board.

As approved at the extraordinary general meeting held on July 17, 2019, no compensation was due to the members of the management of the Company for the fiscal year of 2019. Furthermore, the Fiscal Board was not installed Fiscal Board in such fiscal year.

13.4 - Equity-based compensation plan of the board of directors and of the executive office

In accordance with the approval of the merger of Natura Cosméticos shares by the Company, the Company’s shareholders approved on December 13, 2019, effective on December 16, 2019, the migration of all long-term share-based incentive programs previously existing at Natura Cosméticos, as well as the migration of all previously existing grants at Natura Cosméticos to the Company, substantially on the same terms.

(a) General terms and conditions

All our shares purchase option and restricted shares granting programs are administered by the Board of Directors, which can, observing the relevant legal provisions and those specific for each program, have full power to organize and manage them, counting on our Organization and People Committee to advise it, being able to, at any time: establish the rules applicable to situations not addressed in the program, provided that it does not alter or affect, in a negative manner, any rights or obligations established in any agreements related to the program, without the consent of the beneficiary.

Below is a description of the shares purchase or subscription option granting programs currently in effect:

2009 and 2015 Stock Option Programs

•	2009 Program: Common Shares Purchase or Subscription Option Granting Program, which replaced the program approved by Natura Cosméticos shareholders on March 23, 2009 (“2009 Program”), which establishes the general conditions of granting of purchase or subscription option of shares issued by us (“Options”), with previously established term and price, to our officers and employees, as well as to the officers and employees of other companies that are or may be under the direct or indirect control of the Company (“Eligible Associates”), as regulated in said program.

•	2015 Program: Common Shares Purchase or Subscription Option Granting Program, which will reproduce the program approved by Natura Cosméticos shareholders on February 6, 2015 (“2015 Program”), which establishes the general conditions of granting of Options, in term and per price previously fixed to the Eligible Associates, as regulated in the said program.

2015 and 2017 Restricted Shares Programs

•	2015 Restricted Shares: Restricted Shares Granting Program to a group of eligible executives and associates by the Board of Directors with the intent of stimulating the improvement of the management and its permanence in the Company, which replaced the program approved by Natura Cosméticos shareholders on February 6, 2015 (“RSU Program”). In order to become a participant in the RSU Program, the eligible associates must be formally indicated by the Board of Directors, as defined in said program. The RSU Program is for an undefined period and consists in the granting of common shares of the

Company, up to the annual limit of 0.20% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.65% of that capital. For each plan under the RSU Program, the Board of Directors shall define a certain number of restricted shares to be distributed among the participants.

•	2017 Restricted Shares: Second Shares Granting Program, which replaced the program approved by Natura Cosméticos shareholders on November 30, 2017 (“Second RSU Program”). The Second RSU Program is intended to a group of executives and associates eligible by the Board of Directors aiming at: (a) stimulating the improvement of the Company’s and its Controlled Companies’ management, giving the Participants the possibility of being shareholders of the Company, stimulating them to optimize all aspects that may increase the value of the Company in the long term, as well as giving them an entrepreneurial and corporate vision, harmonizing and improving the relationship between the Company and its Controlled Companies; (b) stimulating the stay of the administrators and employees; and (c) increasing the attractiveness of the Company and its controlled companies. Said program is for an undefined period and consists in the granting of common shares of the Company, up to the annual limit of 0.10% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.50% of that capital.

Stock Option Program for Strategy Acceleration 2015 and 2017

•	2015 Stock Option Program for Strategy Acceleration: Stock Option Program for Strategy Acceleration, which replaced the program approved by Natura Cosméticos shareholders on July 27, 2015 (“Strategy Acceleration Program”). The Strategy Acceleration Program consists in the non-onerous granting of Company’s common shares purchase options or subscription to a selective group of managers and employees chosen by the Board of Directors of the Company, as well as to a selective group of Managers and employees of other companies that are or may be under direct or indirect control of the Company, whether they are national or foreign, as part of their compensation.

•	2017 Strategy Acceleration Program: Second Shares Purchase or Subscription Option Granting Program for Strategy Acceleration, which replaced the program approved by Natura Cosméticos shareholders on November 30, 2017 (“Second Strategy Acceleration Program”).

The Strategy Acceleration Program consists in the free granting of purchase or subscription options of common shares of the Company to a select group of administrators and employees chosen by the Company’s Board of Directors, as well as to a select group of administrators and employees of other companies that are or may be under the direct or indirect control of the Company, whether they are domestic or foreign, as part of their compensation.

Long-Term Incentive Program: The Long-Term Incentive Program, which replaced the program approved by the shareholders of Natura Cosméticos on April 12, 2019, constitutes in the granting of Conditional Awards or Options to managers and employees of the Company and other companies that are or may be under the direct or indirect control of the Company, in Brazil or abroad (“Long Term Incentive Program”).

Co-Investment Program: The Co-Investment Program, which replaced the program approved by the shareholders of Natura Cosméticos on April 12, 2019, constitutes in the granting of Conditional Awards or Options to managers and employees of the Company and other companies that are or will be under direct or indirect control of the Company, in Brazil or abroad (“Coinvestment Program”).

(b) Main objectives of the plan

The objective of all our stock option and restricted shares programs is to (a) align the shareholders’ and participants’ expectation relating to the long-term performance of the Company; (b) stimulate the improvement of our management and of the management of our controlled companies, giving the respective beneficiaries the possibility of being our shareholders, stimulating them to optimize all aspects that may increase our value in the long term, as well as give them an entrepreneurial and corporate vision, harmonizing and improving our relationship with our controlled companies; (c) stimulate the stay of the administrators and employees; and (d) increase the attractiveness of the Company and of our controlled companies.

(c) How the plan contributes to such objectives

The Company’s programs directly link the Company’s performance to the number of shares to be granted by the beneficiaries. In addition, by enabling beneficiaries to become shareholders of the Company, it is expected to retain the talents and align their goals with those of the Company. It is also achieved, through these models, the sharing of risks and gains of the Company, through the appreciation of the shares granted under the programs.

(d) How the plan is inserted in the issuer’s compensation policy

The compensation models are part of the retention strategy of the managers and employees of the Company and its subsidiaries, with their commitment to generating value for the Company and the shareholders. In addition, it increases the variable component of compensation of participants of Natura Group entities.

(e) How the plan aligns the interests of managers and those of the issuer in the short, medium and long run

The grants based on the different programs have different tools that allow the alignment of the interests of the Beneficiaries in different time horizons. Through the various programs, we seek to encourage improvements in our management and the permanence of our executives, aiming gains through the commitment to long-term results and short-term performance. In addition, the programs aim to enable the Company to obtain and maintain the services of high-level executives, offering such executives the possibility of becoming shareholders of the Company, under the terms and conditions provided for in the programs.

(f)  Maximum number of shares involved

The total number of shares covered is defined in each of the Company’s programs, as described below :

Stock Option Programs 2009 and 2015

•	2009 Program: In this program the maximum number of Options that may be annually granted shall be limited to 0.75% of the shares that represent the total capital of the Company. Accordingly, the total non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 4% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or that can be issued pursuant the Plan are always within the authorized capital limit of the Company.

•	2015 Program: For the 2015 Program, the maximum number of Options that may be annually granted shall be limited to 0.55% of the shares that represent the total capital of the Company. Accordingly, the total non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 3.35% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or that can be issued pursuant the Plan are always within the authorized capital limit of the Company.

Restricted Shares Programs (RSU) 2015 and 2017

•	2015 Restricted Shares Program

The RSU Program consists in the granting of common shares of the Company, up to the annual limit of 0.20% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.65% of that capital.

•	2017 Second Restricted Shares Program

The RSU Program consists in the granting of common shares of the Company, up to the annual limit of 0.10% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.50% of that capital.

Stock Option Programs for Strategy Acceleration 2015 and 2017

•	Strategy Acceleration Program

Accordingly, the total non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or that can be issued pursuant to the Plan is always within the authorized capital limit of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future Option grants.

•	Second Strategy Acceleration Program

For the Second Strategy Acceleration Program, the maximum number of Options that may be granted shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or likely to be issued under the terms of each Plan is always within the authorized capital limit of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future Option grants.

•	Long-Term Incentive Program and Co-Investment Program

The total number of new Shares and Shares in treasury in relation to which there may be non-exercisable Grants (invests) at any time under the Long-Term Incentive Program and the Co-Investment Program, plus the total number of new Shares and Shares in treasury used to settle grants under the Program and the CIP, shall not exceed 5% of the Company's total capital from time to time.

(g) Maximum number of options to be granted

Please see the provisions of item (f) above.

(h) Shares acquisition conditions

Stock Option Program 2009

In order to become a participant of the program, the eligible associates must: (i) prove the application of, at most, 100% of the net amount received by way of profit sharing regarding the period of purchase of shares issued by us upon the delivery to the Company of the respective brokerage notes; (ii) sign the Private Instrument of Granting of Shares Purchase or Subscription (“Option Agreement”) with the commitment of authorization for the blocking for the disposal of said shares; and (iii) prove, in writing, upon communication sent to the Company, the intention to purchase the shares.

Stock Option Program 2015

In order to become participant of the program, the eligible associates must: (i) prove the application of, at most, 50% of the net value received as profit and results sharing regarding the period in the purchase of shares issued by us upon the delivery to the Company of the respective brokerage notes; (ii) sign the Private Instrument of Granting of Shares Purchase or Subscription (“Option Agreement”) with the commitment of authorization for the freezing for the disposal of said shares; and (iii) prove, in writing, upon communication sent to the Company, the intention to purchase the shares.

2015 and 2017 Restricted Shares Programs

2015 Program: In order to become a participant in said program, the eligible associates must be formally indicated by the Board of Directors. The granting of Restricted Shares is carried out through the signing of Grant Agreements between the Company and the Participants, which shall specify, without prejudice to other conditions determined by the Board of Directors, the number of Restricted Shares object of the grant and the terms and conditions for the acquisition of rights related to Restricted Shares.

The Board of Directors may subordinate the acquisition of rights related to Restricted Shares to certain conditions, as well as impose restrictions on their transfer.

2017 Program: The granting of Restricted Shares is carried out through the signing of Grant Agreements between the Company and the Participants, which shall specify, without prejudice to other conditions determined by the Board of Directors, the number of Restricted Shares object of the grant and the terms and conditions for the acquisition of rights related to Restricted Shares

Without prejudice to the above, the number of Restricted Shares to be granted to Participants will be determined as follows:

(i)	Program Participants may choose to invest up to 100% (one hundred percent) of Authorized Funds, in the purchase of shares in the Company; and

(ii)	For each Blocked share acquired by the Participant pursuant to item (i) above, the Company will grant Participant 3 (three) Restricted Shares, under which it will have the right fully acquired in 3 (three) equal annual installments, in each of the anniversaries of the Grant Date, provided that the Blocking Period provided for in the program and other applicable conditions are fulfilled.

Stock Option Program for Strategy Acceleration 2015 and 2017

The Program consists in the free granting of purchase or subscription stock options of Company shares to a select group of administrators and employees chosen by the Company’s Board of Directors, as well as to a select group of administrators and employees of other companies that are or may be under the direct or indirect control of the Company.

Long-Term Incentive Program:

The Board of Directors, in accordance with the Program, will define the Award, whether Options or Conditional Awards, to be distributed among the Participants.

The Awards under the Program may be subject to Performance Conditions, to be defined by the Board of Directors at each Award. The Performance Conditions may be changed after a Grant, provided that (i) an event has occurred which causes the Board to consider that it would be appropriate to amend the Performance Condition; (ii) the altered Performance Condition will in the opinion of the Board not be materially less or more difficult to satisfy than the unaltered Performance Condition would have been but for the event in question; and (iii) the Board shall act fairly and reasonably in making the alteration.

In addition, as an essential condition for the Participant's appointment to be considered valid and binding, the Participant must sign the private instrument of the Award, expressly adhering to the Program and declaring himself aware of all its terms and conditions, including the restrictions contained therein.

Co-investment Program:

Each year the Program is in effect, and according to its terms and conditions, the Company's Board of Directors may elect the Participants. As an essential condition for the Participant's appointment to be considered valid and binding, the Participant must sign the private instrument of granting a purchase option, expressly adhering to the Program and declaring himself aware of all its terms and conditions, including restrictions contained therein.

Without prejudice to the foregoing, the number of Options or Conditional Awards to be granted to Participants will be determined as follows:

(i)	Program Participants may choose to receive a maximum percentage (to be determined by the Board of Directors) of their annual bonus or profit sharing benefit (“Relevant Investment Value”) in Options or Conditional Awards, according to the approved plan;

(ii)	The number of Shares to be received by the Participant will correspond to the Relevant Investment Value divided by the Relevant Market Value (defined in the program), rounded up to the nearest whole number; and

(iii)	For each Share received in the form of the previous item, the Company will grant to the Participant a Matching Award, in the form of a Conditional Award or an Option.

(i) Criteria to determine the purchase price or exercise

Stock Option Programs 2009 and 2015

The price of Subscription or Purchase of each Share shall correspond to the Value of the Share of the Company, fixed in accordance with the provided for criteria:

- the amount corresponding to the simple average of the last thirty 30 auctions occurred over the last 60 consecutive days counted as from the term of 5 days before approval of the Plan, including the 5th day, always adopting the average daily quotation of each auction;

- if there are not 30 auctions within the term of 60 days mentioned above, the average referred to above will be obtained considering the totality of the auctions that occurred in said period, in a minimum of 3 auctions;

- if there are not at least 3 auctions within the 60 days mentioned above, the last auctions prior to the 60 days shall be considered, until the minimum number of 3 auctions is reached.

2015 and 2017 Restricted Shares Programs

The fair value of the restricted shares granted is calculated based on the binomial pricing method and recognized as expense in the result during the period. In the Restricted Shares model, the amount received in the delivery of these shares will represent a gain to the participants.

Stock Option Programs Program for Strategy Acceleration 2015 and 2017:

The Price of Subscription or Purchase of each Share shall correspond to the Value of the Share of the Company, fixed in accordance with the provided for criteria:

- the amount corresponding to the simple average of the last thirty 30 auctions occurred over the last 60 consecutive days counted as from the term of 5 days before approval of the Plan, including the 5th day, always adopting the average daily quotation of each auction;

- if there are not 30 auctions within the term of 60 days mentioned above, the average referred to above will be obtained considering the totality of the auctions that occurred in said period, in a minimum of 3 auctions;

- if there are not at least 3 auctions within the 60 days mentioned above, the last auctions prior to the 60 days shall be considered, until the minimum number of 3 auctions is reached.

Long-Term Incentive Program

The Options will have a cost of R$ 0.01 per Share to the Participant. Conditional Awards will have no cost to the Participant or, if necessary, according to the applicable legislation, will have a cost of R$ 0.01 per Share.

Co-investment Program

Matching Awards, if structured as Options, will have a cost of R$ 0.01 per Share to the Participant. If structured in the form of Conditional Awards, they will have no cost to the Participant or, if necessary, according to the applicable legislation, will have a cost of R$ 0.01 per Share.

(j) Criteria for setting the exercise period

2009 Program: Regarding the maturity and exercise term, at the end of the third year from the date of the Board of Directors' Meeting that approves the Option Granting Plan, half the options will become vested, and, if exercised, the remaining balance of 50% of the Options will be canceled. Also, at the end of the fourth year from the date of the Board of Directors' Meeting that approves the Options Granting Plan, the totality of the options granted will become vested and can be exercised.

2015 Program: The Options will vest to the extent that the Participant remains continuously connected as administrator or associate of the Company, during the period between the Date of Granting and the dates below, in the following proportions:

- 1/3 after the 2nd anniversary of the Date of Granting;

- 2/3 after the 3rd anniversary of the Date of/Granting; and

- the totality after the 4th anniversary of the Date of Granting.

The maximum term for the exercise of Options is eight years for both Programs from the date of the Board of Directors' Meeting that approves the Option Granting Plan.

2015 and 2017 Restricted Shares Programs

2015 Program: The rights of the participants in relation to the Restricted Shares will only be fully acquired, to the extent that the Participant remains continuously bound as an Administrator or employee of the Company, during the period between the grant date and the following dates, in the proportions mentioned below.

(i)	1/3 after the 2nd anniversary of the Date of Granting;

(ii)	2/3 after the 3rd anniversary of the Date of Granting; and

(iii)	The totality after the 4th anniversary of the Date of Granting.

2017 Program: The rights of the participants in relation to the Restricted Shares will only be fully acquired, to the extent that the Participant remains continuously bound as an Administrator or employee of the Company, during the period between the grant date and the following dates, in the proportions mentioned below.

(i)	1/3 after the 1st anniversary of the Date of Granting;

(ii)	1/3 after the 2nd anniversary of the Date of Granting; and

(iii)	1/3 after the 3rd anniversary of the Date of Granting.

2015 and 2017 Stock Option Programs for Strategy Acceleration: For both Plans, the exercise of the option is defined below:

(i) 50% after the 4th anniversary of the Date of Granting

(ii) 50% after the 5th anniversary of the Date of Granting;

The Maximum Term for the Exercise of the Options as defined in the Program is of eight (8) years counted as from the date of approval of each Strategy Acceleration Plan.

Long-Term Incentive Program

The Award will vest the extent that the Participant remains bound to the Company in question as a manager or employee, except for any rules for terminating the Participant or special situations (change of control and other events) established in the Program, during the period between the date of granting and the last date between:

(i)	3rd anniversary of the Grant Date; and

(ii)	If the Award is subject to performance or other conditions, the date on which the Board of Directors determines that such conditions have been met.

If the Award is an Option, unless otherwise determined by the Board of Directors, the term for exercising an Award will be 30 days after the Option vests.

Co-Investment Program

The Grant will become exercisable as far as the Participant remains continuously connected to the Company in question as an administrator or employee, subject to any rules for terminating the Participant or special situations (change of control and other events) established in the Program. Each Grant will be separated into three tranches (“Tranche”), with the first and second Tranches corresponding to one third of the total number of Shares linked to one Grant each, and the third Tranche will correspond to the balance of the Shares in referred Grant.

Tranches will have vesting dates as follows:

•	the first anniversary of the Grant Date in the case of Tranche One;

•	the second anniversary of the Grant Date in the case of Tranche Two; and

•	the third anniversary of the Grant Date in the case of Tranche Three.

If the Award is an Option, unless otherwise determined by the Board of Directors, the term for exercising an Award will be 30 days after the Option vests.

For grants to be made in 2020, the Vesting period may be suspended if the Participant requests unpaid leave, being resumed upon its return to the issuer.

(k) Settlement forms

For all types of long term incentive programs (except the Long-Term Incentive Program and the Co-investment Programs, as described below), the awards will be physically settled, with the delivery of shares (i) at the exercise of the options, by issuing of shares through a capital increase, or we may, at our exclusive discretion, transfer shares held in treasury; and (ii) directly, in case of restricted shares, using treasury shares.

For the Long-Term Incentive Program and the Co-Investment Programs, in order to fulfill an Award a Grant under the Programs, the Company, subject to the applicable law and regulations, may: (i) issue new Shares; (ii) transfer treasury shares; (iii) transfer Shares from an "employee benefit trust"; or (iv) register depositary receipts underlying the Shares.

(l) Share transfer restrictions

The shares acquired or subscribed in conformity with the exercise of the options granted within the scope of the stock option programs can be freely negotiated by their holders, without restrictions.

2015 Restricted Shares Program

For the 2015 Restricted Shares Programs, the restricted shares cannot be negotiated before the lapse of the terms mentioned in the programs. With this, the rights of the Participants in relation to the Restricted Shares shall only be fully acquired to the extent that the Participant remains continuously connected as manager or employee of the Company, during the period between the Date of Granting and the dates below, in the following proportions:

(i) 1/3 after the 2nd anniversary of the Date of Granting;

(ii) 2/3 after the 3rd anniversary of the Date of Granting; and

(iii) the totality after the 4th anniversary of the Date of Granting.

2017 Restricted Shares Programs

For the 2017 Restricted Shares Programs, the restricted shares cannot be negotiated before the lapse of the terms mentioned in the programs. Thus, the rights of the Participants in relation to the Restricted Shares shall only be fully acquired to the extent that the Participant remains continuously connected as administrator or employee of the Company, during the period between the Date of Granting and the dates below, in the following proportions:

(i) 1/3 after the 1st anniversary of the Date of Granting;

(ii) 2/3 after the 2nd anniversary of the Date of Granting; and

(c) the totality after the 3rd anniversary of the Date of Granting.

Co-Investment Program

In the Co-investment Program, except in the case of Dismissal, the Shares object of the Investment Grant may not be transferred until the Vesting and settlement of the Matching Grant Options or Conditional Grants occurs. Any attempt to transfer the Investment Grants will result in the corresponding Matching Grant expiring.

(m) Criteria and events that, if verified, will entail the suspension, change or extinction of the plan

For the three types of Programs (2009 and 2015 Stock Option Programs, 2015 and 2017 Restricted Shares Programs, and 2015 and 2017 Stock Option Programs for Strategy Acceleration) it is upon the General Meeting to approve and, thus, change, suspend or extinguish the Program. Each and every change in the programs, proposed by the Board of Directors, shall be submitted to the approval of the General Meeting and, once approved, it can only reach the shares purchase option to be granted. The occurrence of factors that cause serious change in the economic view and that compromise our financial situation is among the causes that may generate the change or extinction of said programs.

For the Long-Term Incentive Program and the Co-Investment Program, any significant change in jurisprudence and tax, labor, social security, and capital markets laws and regulations applicable to long-term incentive programs may result in a partial or total review of the amount of the Program, or even its suspension or extinction.

(n) Effects of the exit of the manager from the issuer’s bodies on his rights provided for in the equity-based compensation plan

2009 Program:

The cases of Dismissal of Participants shall be treated as follows:

• Dismissal of the Participant with cause or by his or her request:

- Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, cannot be exercised and will be canceled;

• Unfair Dismissal:

- Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, can be exercised within at most thirty (30) days from the Dismissal or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares;

• Dismissal immediately after retirement for time of service and/or age

- Non-vested Options will be treated in the manner indicated below and will have their exercise conditioned to the approval by the National Social Security Institute - INSS of the retirement request made by the Participant, or to the approval of an equivalent measure if the Participant is a non-resident in Brazil;

- Vested Options, but which have not yet been exercised, can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The exercise by dismissal immediately after retirement for time of service or age is conditioned to the granting by the National Social Security Institute [Instituto Nacional de Seguridade Social] - INSS of the retirement request made by the Participant.

• Dismissal due to permanent disability:

- Non-Vested Options and Vested Options, may be exercised after the termination of the employment agreement to the granting of retirement due to permanent disability;

- Vested options, but which have not yet been exercised may be exercised.

• Dismissal due to death of the Participant:

- Non-Vested Options may be exercised after the Participant’s death;

- Vested Options, but which have not yet been exercised, may be exercised.

In the events provided for in the Clauses dealing with Unfair Dismissal and Dismissal due to retirement due to working time and/or age above, Non-Vested Options will be reduced proportionately, based on the period between the date of granting and the Dismissal date in relation to the Options Vesting Term. Such Non-Vested Options will become Vested Options on the date they become exercisable under the program and may be exercised within a maximum period of 90 (ninety) days or from the date on which the blocking period ends, in case the Dismissal occurs in a blocked period for trading the Shares. The remaining Non-Vested Options will be canceled.

2015 Program

The cases of Dismissal of Participants shall be treated as follows:

(a) Dismissal of the Participant with cause or by his or her request:

 - Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, cannot be exercised and will be canceled;

(b) Unfair Dismissal

 - Non-vested Options will be treated as indicated below;

 - Vested Options, but which have not yet been exercised, can be exercised within at most thirty (30) days from the Dismissal or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares;

(c) Dismissal immediately after retirement for time of service and/or age

- Non-vested Options will be treated in the manner indicated below and will have their exercise conditioned to the approval by the National Social Security Institute - INSS of the retirement request made by the Participant, or to the approval of an equivalent measure if the Participant is a non-resident in Brazil;

- Vested Options, but which have not yet been exercised, can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The exercise by dismissal immediately after retirement for time of service or age is conditioned to the granting by the National Social Security Institute [Instituto Nacional de Seguridade Social] - INSS of the retirement request made by the Participant.

(d) Dismissal due to permanent disability:

- Non-Vested Options and Vested Options, but which have not yet been exercised, may be exercised within 180 (one hundred and eighty) days from the termination of the employment contract due to the granting of retirement due to permanent disability, regardless of the term provided for in the item 9 above, by the Participant or his legal representative (trustee), upon presentation, before the Company, of the competent proof of granting permanent disability retirement issued by INSS - National Institute of Social Security, or similar document in the case of Participant non-resident in Brazil, and consequent termination of the employment contract.

(e) Dismissal due to death of the Participant:

- Non-Vested Options and Vested Options, but which have not yet been exercised, may be exercised after the Participant's death, upon presentation to the Company of the Participant's appropriate documentation of the inventory, within 180 (one hundred and eighty) days, counted of the appointment of the inventor by the court, provided that the inventory has been opened in up to 6 (six) months, counted from the date of the Participant's death, regardless of the term provided for in item 9.1 above

In the cases provided for in items (b) and (c) above, Non-Vested Options will be reduced proportionately, based on the period between the Date of Granting and the Dismissal Date in relation to the Options Vesting Period. Such Non-Vested Options will become Vested Options on the date they become exercisable under the 2015 Program and may be exercised within a maximum period of 90 (ninety) days or from the date on which the blocking period ends, in the event the Dismissal occurs in a period blocked for trading the Shares. The remaining Non-Vested options will be canceled.

RSU Program

Except as provided below, in the event of Participant's Dismissal with cause or at his request, the Non-Fully Acquired Restricted Shares will automatically be extinguished, in full right, regardless of prior notice or notification, and without any indemnity. The Board of Directors may, if it deems pertinent, deliberate in a different way to the one provided here with respect to one or more participants, under the terms of the program.

In the event of Dismissal due to the granting of retirement due to permanent disability, the Restricted Shares Not Fully Acquired may be fully acquired within 180 (one hundred and eighty) days from the termination of the employment agreement due to the granting of retirement due to permanent disability, by Participant or his legal representative (trustee), upon presentation, before the Company, of the competent proof of granting permanent disability retirement issued by INSS - National Institute of Social Security, or equivalent document if the Participant is non-resident in Brazil, and competent termination of the employment agreement. The Board of Directors may, at its sole discretion, extend the term mentioned above.

In the event of Dismissal due to the Participant's death, the Restricted Shares Not Fully Acquired may be fully acquired after the Participant's death, by submitting to the Company the appropriate documentation of the Participant's inventory, within 180 (one hundred and eighty) days, counted from the appointment of the inventor by the court, provided that the inventory has been opened in up to 6 (six) months, counted from the date of the Participant's death, regardless of the term provided for in the program. The Board of Directors may, at its sole discretion, extend the aforementioned terms.

In the event of Participant's unfair Dismissal and Dismissal immediately after retirement for working time and/or age, Restricted Shares Not Fully Acquired will be reduced proportionately, based on the period between the Date of Granting and the date of Dismissal in relation to the deadlines foreseen in the program. Such Restricted Shares Not Fully Acquired will become fully acquired on the date they become exercisable under the program and may be exercised within a maximum period of 90 (ninety) days or from the date on which the blocking period ends, in case the Dismissal occurs in blocked period for trading the Shares. The other Restricted Shares Not Fully Acquired will be canceled.

Second RSU Program

In the case of Dismissal of the Participant at the initiative of the Company and/or the Subsidiary, due to a cause motivated by the Participant, or by an initiative of the Participant, the Restricted Shares Not Fully Acquired, will automatically be extinguished, in full right, regardless of prior notice or notification, and without the right to any compensation.

In the case of unfair Dismissal of the Participant at the initiative of the Company and/or the Subsidiary, motivated by the Participant, or at the initiative of the Participant itself due to a justified reason motivated by the Company:

(i) any Restricted Shares that have been specifically granted to the Participant as part of incentive packages for their engagement by the Company (sign-on incentives) will be fully and entirely acquired by the Participant; and

(ii) any Restricted Shares that have been granted by the Company to the Participant in addition to the Restricted Shares provided for in item (i) above will be calculated and fully transferred to the Participant in a proportionate manner between the Date of Granting and the date corresponding to 24 (twenty four) months of the Participant's Dismissal date.

According to the guidelines approved by the General Meeting and the applicable law, the Board of Directors of the Company shall, as part of its duties, establish in the respective Plans, the hypotheses that will characterize dismissal with cause motivated by the Participant and dismissal with cause motivated by the Company in the Disconnection of Participants for the purposes of this Program, and it is certain that the Participant's death or permanent disability, provided it is duly attested by medical expertise, may not, under any circumstances, be considered as a cause in the Dismissal of Participants for the purposes of this Program.

The Board of Directors may, if it deems pertinent, deliberate in a different way to the one provided here with respect to one or more participants, under the terms of the program.

Strategy Acceleration Program

The cases of Dismissal of Participants shall be treated as follows:

(a) Dismissal of the Participant with cause or by his or her request:

- Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, cannot be exercised and will be canceled;

(b) Unfair Dismissal before the third anniversary of the Date of Granting:

- Options will be cancelled;

(c) Unfair Dismissal after the third anniversary of the Date of Granting:

- The Board of Directors may, if deemed pertinent, determine that the Participant will be able to maintain part of his Options if he is dismissed without cause after the third anniversary of the Grant Date. Such Options may only be exercised in the periods and according to the procedures indicated in item 9 of this Program. In this case, the conditions will be determined by the Board of Directors at the time;

(d) Dismissal immediately after retirement for time of service and/or age:

- Non-vested Options will be cancelled;

- Vested Options, but which have not yet been exercised, can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The exercise by dismissal immediately after retirement for time of service or age is conditioned to the granting by the National Social Security Institute [Instituto Nacional de Seguridade Social] - INSS of the retirement request made by the Participant, or equivalent if the beneficiary is nonresident. The Board of Directors may, at its discretion, extend the periods provided herein.

(e) Dismissal due to permanent disability:

- Non-Vested Options and Vested Options, but which have not yet been exercised, may be exercised within 180 (one hundred and eighty) days from the dismissal or from the date on which the blocking period ends, in case the dismissal occurs in a period blocked for trading the Shares. The term of 180 (one hundred and eighty) days for the exercise for permanent disability is counted from the date of issue by the National Institute of Social Security - INSS of the competent proof of granting retirement due to permanent disability submitted to the Company by the Participant or by his legal representative (trustee), or the issue of a similar document if the Participant is a non-resident in Brazil. The Board of Directors may, at its sole discretion, extend the aforementioned terms.

(f) Dismissal due to death of the Participant:

- Non-Vested Options and Vested Options, but which have not yet been exercised, may be exercised after the Participant's death, upon presentation to the Company of the Participant's appropriate documentation of the inventory, within 180 (one hundred and eighty) days, counted of the appointment of the inventor by the court, provided that the inventory has been opened in up to 6 (six) months, counted from the date of the Participant's death. The Board of Directors may, at its sole discretion, extend the aforementioned terms.

In the cases provided for in items (b) and (c) above, Non-Vested Options will be reduced proportionately, based on the period between the Date of Granting and the Dismissal Date in relation to the Options’ Vesting Period. Such Non-Vested Options will become Vested Options on the date they become exercisable under the program and may be exercised within a maximum period of 90 (ninety) days or from the date on which the blocking period ends, in the event the Dismissal occurs in a period blocked for trading the Shares. The remaining Non-Vested options will be canceled.

Second Strategy Acceleration Program

In the case of Dismissal of the Participant at the initiative of the Company and/or the respective subsidiary due to a cause motivated by the Participant, or by an initiative of the Participant, the Non-Vested Options will be canceled, and the Vested Options, but that still have not yet been exercised, cannot be exercised and will be canceled.

In the case of Dismissal of the Participant at the initiative of the Company and/or the respective subsidiary, motivated by the Participant, or at the initiative of the Participant itself due to a cause motivated by the Company:

(i) Any Options that have been specifically granted to the Participant as part of incentive packages for their engagement by the Company (sign-on incentives), whether Vested or Non-Vested, will become fully exercisable by the Participant for a period of 1 (one) year from the Dismissal Date; and

(ii) any Options that have been granted by the Company to the Participant in addition to the Options provided for in item (i) above and that are still Non-Vested Options on the Dismissal Date will be treated as follows: (a) 1/3 (one third) of Non-Vested Options granted in the year prior to the Dismissal Date, (b) 2/3 (two thirds) of the Non-Vested Options granted in the second year prior to the Dismissal Date, and (c) 3/3 (three thirds) of the Non-Vested Options granted in the third and fourth years prior to the Dismissal Date will become exercisable by the Participant in their entirety for a period of 1 (one) year from the Dismissal Date.

Observing the guidelines approved by the General Meeting and the applicable law, the Board of Directors of the Company should, as part of its duties, establish in the respective Plans, the hypotheses that will characterize cause motivated by the Participant and cause motivated by the Company in the Disconnection of Participants for the purposes of this Program, it being certain that the Participant's death or permanent disability, provided that it is duly attested by medical expertise, may not, under any circumstances, be considered as cause in the Dismissal of Participants for the purposes of this Program.

The Board of Directors may, if it deems pertinent, deliberate in a different way to the one provided here with respect to one or more participants, under the terms of the program.

Long-Term Incentive Program and Co-Investment Program

If a Termination occurs before the Normal Vesting Date of an Award due to:

(a)	the Participant's death;

(b)	the Participant's ill-health or disability (evidenced to the satisfaction of the Board);

(c)	the Participant's retirement:

(i)	at their contractual retirement age or following the expiry of their qualifying length of service for retirement (in each case if (and only if) such concepts are applicable under relevant local laws); or

(ii)	otherwise with the agreement of the Board at its discretion;

(d)	the Participant's redundancy (such redundancy being part of redundancy programme resulting in the redundancy of nine or more other managers and/or employees as determined to the satisfaction of the Board and if such concept is applicable under relevant local laws);

(e)	the Participant's office or employment being either with a company which ceases to be a Member of the Natura Group or relating to a business or part of a business which is transferred or otherwise sold to a person who is not a Member of the Natura Group; or

(f)	in any other circumstances where the Board determines that this Rule 11.1 shall apply in relation to the Award,

then, subject to the Normal Vesting Date and other potential restrictions, that Award shall Vest on the Normal Vesting Date unless the leaver reason is death (or otherwise at the discretion of the Board) it shall instead Vest on the Early Vesting Date. Unless the Board establishes otherwise, the Awards will be subject to a proportional reduction in the number of stipulated Shares, based on the period started on the Grant Date and ending on the Termination Date related to Tranche's Normal Vesting Period.

For the Awards to be made in 2020, if a Termination occurs within six months from the Grant Date, the proportional reduction rule of the previous paragraph will not apply, so that, unless otherwise determined by the Board, all Participant’s Matching Awards will expire

13.5. - Regarding the board of directors’ and the executive officers’ equity-based compensation recognized in the result of the 3 last fiscal years and the one provided for the current fiscal year

Amounts estimated for the 2020 fiscal year.

The table below refers to the estimate of granting to be made in 2020.

Shares Option Plan

COMPENSATION BASED ON SHARES - ESTIMATED FOR THE FISCAL YEAR TO END ON 12/31/2020
	Board of Directors	Statutory Executive Office
Total number of members	13	6
No. of compensated members	1	5
Weighted average price for the year
(a) Outstanding options at the beginning of the fiscal year	5,700,000	1,191,015
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year (*)	-	-
(d) Options expired during the fiscal year (*)	-	-
(e) Options to be granted during the fiscal year	-	-
Potential dilution in case of exercise of all options granted	0.33%	0.07%

(*) In relation to the options lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on 12/31/2020, taking into account the variation presented in the last years.

Considering that the incorporation of the company occurred on January 21, 2019, no compensation was recognized in years 2017, 2018 and 2019 for the members of the Board of Directors, the Executive Office and the Fiscal Board.

As approved at the extraordinary general meeting held on July 17, 2019, no compensation was due to the members of the management of the Company for the fiscal year of 2019. Furthermore, the Fiscal Board was not installed Fiscal Board in such fiscal year.

Restricted Shares / Conditional Awards

COMPENSATION BASED ON RESTRICTED SHARES - ESTIMATED FOR THE FISCAL YEAR TO END ON 12/31/2020
	Board of Directors	Statutory Executive Office
Total number of members	13	6
No. of compensated members	1	5
Weighted average price for the year
(a) Outstanding restricted Shares at the beginning of the fiscal year	705,052	186,000
(b) Restricted shares lost during the fiscal year	-	-
(c) Restricted shares exercised during the fiscal year (*)	-	-
(d) Restricted shares expired during the fiscal year (*)	-	-
(e) Restricted shares to be granted during the fiscal year	756,707	108,476
Potential dilution in case of exercise of all restricted shares granted	0.08%	0.02%

13.6 - Information concerning the outstanding options held by the board of directors and by the executive office

Amounts related to 2019 (1)

	Executive Office
Number of members	2.0
In relation to the Options	2018 Plan (tranche 1)	2018 Plan (tranche 2)	2018 Plan (tranche 3)
Quantity	12,525	12,525	12,525
Quantity vested	-	-	-
Date when they have vested or will vest	3/12/2020	3/12/2021	3/12/2022
Maximum term for the exercise of the Options	3/12/2026	3/12/2026	3/12/2026
Lock-up period for transfer of shares	N/A	N/A	N/A
Weighted average price for the year	17.16	17.16	17.16
Fair Option value on the date of granting	7.96	8.09	8.21
Fair value of total Options on the last day of the fiscal year	99,699	101,327	102,830

	Executive Office
Number of members	2.0
In relation to the Options	2019 Plan (tranche 1)	2019 Plan (tranche 2)	2019 Plan (tranche 3)
Quantity	37,986	37,986	37,986
Quantity vested	-	-	-
Date when they have vested or will vest	3/20/2021	3/20/2022	3/20/2023
Maximum term for the exercise of the Options	3/20/2027	3/20/2027	3/20/2027
Lock-up period for transfer of shares	N/A	N/A	N/A
Weighted average price for the year	23.54	23.54	23.54
Fair Option value on the date of granting	11.79	11.82	11.71
Fair value of total Options on the last day of the fiscal year	447,855	448,995	444,816

	Director
Number of members	1.0
In relation to the Options	2019 Plan (tranche 1)	2019 Plan (tranche 2)
Quantity	950,000	950,000
Quantity vested	-	-	-
Date when they have vested or will vest	3/20/2023	3/20/2024
Maximum term for the exercise of the Options	3/20/2027	3/20/2028
Lock-up period for transfer of shares	-	-
Weighted average price for the year	47.08	47.08
Fair Option value on the date of granting	11.71	11.50
Fair value of total Options on the last day of the fiscal year	11,122,491	10,927,491

	Director
Number of members	1.0
In relation to the Options	2017 Plan (tranche 1)	2017 Plan (tranche 2)	2018 Plan (tranche 1)	2018 Plan (tranche 2)
Quantity	950,000	950,000	950,000	950,000
Quantity vested	-	-	-	-
Date when they have vested or will vest	07/12/2021	07/12/2022	03/12/2022	03/12/2023
Maximum term for the exercise of the Options	-	-	-	-
Lock-up period for transfer of shares	-	-	-	-
Weighted average price for the year	12.52	12.52	17.32	17.32
Fair Option value on the date of granting	9.58	9.67	8.21	8.32
Fair value of total Options on the last day of the fiscal year	9,101,000	9,186,500	7,799,500	7,904,000

	Executive Office
Number of members	2.0
In relation to the restricted shares	2017 Plan - Restricted shares (tranche 1)	2017 Plan - Restricted shares (tranche 2)	2017 Plan - Restricted shares (tranche 3)	2018 Plan - Restricted shares (tranche 1)	2018 Plan - Restricted shares (tranche 2)	2018 Plan - Restricted shares (tranche 3)
Quantity		3,000	3,000	3,000	53,000	3,000
Quantity vested		-	-	-	-	-
Date when they have vested or will vest		3/10/2020	3/10/2021	3/12/2018	3/12/2018	3/12/2018
Maximum term for the exercise of the Options		3/10/2020	3/10/2021	3/12/2020	3/12/2021	3/12/2022
Lock-up period for transfer of shares		N/A	N/A	N/A	N/A	N/A
Weighted average price for the year		-	-	-	-	-
Fair Option value on the date of granting		12.09	11.69	15.90	15.54	15.19
Fair value of total Options on the last day of the fiscal year		36,270	35,070	47,700	823,620	45,570

	Executive Office
Number of members	2.0
In relation to the restricted shares	2019 Plan – Restricted Shares (tranche 1)	2019 Plan – Restricted Shares (tranche 2)	2019 Plan – Restricted Shares (tranche 3)
Quantity	11,333	11,333	11,333
Quantity vested	-	-	-
Date when they have vested or will vest	3/20/2021	3/20/2022	3/20/2023
Maximum term for the exercise of the Options	3/20/2021	3/20/2022	3/20/2023
Lock-up period for transfer of shares	-	-	-
Weighted average price for the year	-	-	-
Fair Option value on the date of granting	22.54	22.14	21.62
Fair value of total Options on the last day of the fiscal year	255,446	250,913	245,019

	Director
Number of members	1.0
In relation to the Restricted Shares	Restricted Shares 2017 (tranche 3)	2019 Plan – Restricted Shares (tranche 1)	2019 Plan – Restricted Shares (tranche 2)	2019 Plan – Restricted Shares (tranche 3)
Quantity	163,288	155,964	155,964	155,964
Quantity vested	-	-	-	-
Date when they have vested or will vest	03/12/2021	03/20/2022	03/20/2021	03/20/2022
Maximum term for the exercise of the Options	-	-	-	-
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Weighted average price for the year	-	-	-	-
Fair Option value on the date of granting	15.76	22.85	22.54	22.14
Fair value of total Options on the last day of the fiscal year	2,573,419	3,563,377	3,515,429	3,453,043

13.7– Regarding the exercised outstanding options and shares delivered related to the equity-based compensation of the board of directors and of the executive office over the last 3 fiscal years, prepare a table with the following content

This item is not applicable to the Company, since there has not been exercised options or shares delivered over the last 3 fiscal years by the Company.

13.8 - Summary description of the Information required to understand the data stated in items 13.5 through 13.7, such as an explanation of the share and option pricing method.

2019 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Executive Office
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate	Volatility of about 38%; Earnings of dividends of 1.17%; Risk-free interest rate from 6.41% to 8.78%.	Volatility of about 38%; Earnings of dividends of 1.17%; Risk-free interest rate from 6.41% to 8.78%.
c) method and assumptions used to incorporate the effects of the anticipated vesting.	N/A	N/A
d) method of determination of expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.

2018 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Executive Office
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate	Volatility of about 39%; Earnings of dividends of 2.31%; Risk-free interest rate from 6.17% to 8.74%.	Volatility of approximately 39%; Earnings of dividends of 2.31%; Risk-free interest rate from 7.38% to 8.71%.
c) method and assumptions used to incorporate the effects of the anticipated vesting.	N/A	N/A
d) method of determination of expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.

2017 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Executive Office
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate	N/A	Volatility of about 41.9%; Earnings of dividends of 3.3%; Risk-free interest rate from 9.4% to 9.6%.
c) method and assumptions used to incorporate the effects of the anticipated vesting.	N/A	N/A
d) method of determination of expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option was incorporated in the calculation of its fair value.	N/A	N/A

Amounts relating to 2016
	Board of Directors	Executive Office
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate	N/A	Volatility of approximately 37.2%; Earnings of dividends of 3.4%; risk-free interest rate of 12.9 up to 13.2%.
c) method and assumptions used to incorporate the effects of the anticipated vesting.	N/A	N/A
d) method of determination of expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option was incorporated in the calculation of its fair value.	N/A	N/A

Strategy Acceleration Program
	Board of Directors	Executive Office
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate	N/A	Volatility of approximately 39.4%; Earnings of dividends of 4.6%; risk-free interest rate of 11.5 up to 12.1%.
c) method and assumptions used to incorporate the effects of the anticipated vesting.	N/A	N/A
d) method of determination of expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option was incorporated in the calculation of its fair value.	N/A	N/A

13.9 - State the number of shares or membership units (quotas) directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership units issued by issuer, its direct or indirect controlling companies, controlled entities or companies under common control, by members of the board of directors, statutory executive office or fiscal committee, grouped per body

Body	Common Shares
Board of Directors	352,816
Executive Office	37,930
Fiscal Board	0

13.10 - Information regarding the social security plans granted to the board of directors’ members and to the statutory officers

This item is not applicable to the Company, considering that no pension plan was granted by the Company to the members of the Board of Directors and the Statutory Officers until 12/31/2019. Notwithstanding, we may come to grant a pension plan to the members of the Board of Directors and the Statutory Officers.

13.11 – Maximum, minimum and average individual compensation of the board of directors, of the executive office and of the fiscal board

Justification for non-completion of the chart:

This item is not applicable to the Company, considering that our incorporation occurred on January 21, 2019 and there was no payment of compensation by the Company to its managers in the fiscal year of 2019.

13.12 - Compensation or indemnification mechanisms for managers in the event of removal from office or retirement

Within the scope of its activities, and based on market practice, the Company negotiates with members of its management confidentiality and non-compete agreements in case of termination. Such agreements provide compensation to the Managers for the non-competition and confidentiality of information obligations assumed.

The Company takes out Civil Liability Insurance for Directors and Officers (D&O) of the Company.

For more information on its terms, see item 12.11 of this Reference Form.

Pursuant to its Bylaws, the Company will indemnify and hold harmless to its managers, committee members and other employees that exercise management positions in the event of any damage or loss suffered as a result of the regular exercise of their positions in the Company. The indemnity will not be applicable in the case of (i) acts performed outside the exercise of the duties or powers; (ii) acts in bad faith, criminal intent, serious guilt or fraud; (iii) acts performed in self-interest or in the interests of third parties, to the detriment of the Company's social interest; (vi) indemnification resulting from the corporate lawsuit provided for in article 159 of Law 6.404/76 or reimbursement for losses referred to in article 11, § 5, II of Law No. 6,385, of December 7, 1976; and (v) if the beneficiary is indemnified under the terms of the D&O Insurance, mentioned above, among others. The template of the indemnity agreement to be used by the Company is available at https://natu.infoinvest.com.br/ptb/7533/Minuta%20Acordo%20de%20Indenidade%20-%20v.final.pdf.

Finally, under the Company's share-based compensation programs, in the event of dismissal or retirement, managers may retain part or all of the rights granted, according to the rules applicable to each program and referred to in item 13.4 of this Reference Form.

13.13 - In relation to the last 3 financial years, indicate the amounts recognized in the issuer’s income as compensation for members of the Board of Directors, statutory executive office or fiscal board who are parties related to controlling shareholders

Considering that the incorporation of the company occurred on January 21, 2019 and that no manager compensation payment was made by the Company in the fiscal year of 2019, no compensation was recognized in years 2017, 2018 and 2019 for the members of the Board of Directors, of the Executive Office and of the Fiscal Board. Also, as approved at the extraordinary general meeting held on July 17, 2019, no amount by way of compensation will be due to the members of the management of the Company for the fiscal year of 2019. Furthermore, the Fiscal Board was not installed in the last fiscal year.

13.14 - In relation to the last 3 financial years, indicate the amounts recognized in the issuer’s income as compensation for members of the Board of Directors, statutory executive office or fiscal board, grouped per body, received for any reason other than the office they hold, such as, commissions and consultancy or advisory services provided

The members of the Board of Directors, of the Fiscal Board and of the Executive Office never received compensation other than those related to the positions they hold in the Company and/or in its subsidiaries and controlled entities.

13.15 - Managers’ and fiscal board members’ compensation recognized in the result of direct or indirect controlling shareholders of company under common control with and controlled by issuer

Financial year 2019 – other compensation received

Body	Board of Directors	Executive Office	Fiscal Board	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Controlled entities	26.706,8	4.733,7	0	31.440,4
Companies under Common Control	0	0	0	0

In the table above, the remunerations received refer to the exercise of the position of Directors and Executive Officers in the issuer's controlled company, Natura Cosméticos S.A. These values include fixed/pro labore compensation, variable compensation, share-based compensation, private pension plan and benefits, as well as the charges on these compensations.

13.16 - Other relevant information

In the fiscal year ended on December 31, 2019, there was no compensation paid by the Company to the members of the management for the exercise of their functions in the Company. In addition, at the beginning of the current fiscal year, due to the Company's reorganization process in light of the business combination involving both Natura Cosméticos and Avon, Management continued to have its compensation supported by Natura Cosméticos, a subsidiary of the Company. Throughout the year 2020, the compensation by the Company to its managers will be borne by the Company itself, observing the provisions below.

To illustrate the effects of this transition, the comparison of the estimated and realized remuneration of Natura Cosméticos (subsidiary of the Company) in 2019 and the proposed compensation for Natura & Co in 2020 is shown below:

Comparison between estimated and realized compensation of Natura Cosméticos in 2019 versus proposal for approval in 2020, in relation to the Company (amounts in R$, except number of members

	2019 ESTIMATED 2019 (NATURA COSMÉTICOS)			2019 REALIZED (1) (NATURA COSMÉTICOS)			2020 PROPOSAL (NATURA &CO)			DIFFERENCE BETWEEN 2019 REALIZED (NATURA COSMÉTICOS) AND 2020 PROPOSAL (NATURA &CO)
	Board of Directors	Executive Office	Total	Board of Directors	Executive Office	Total	Board of Directors	Executive Office	Total	Board of Directors	Executive Office	Total
Total No. of members	10	5	15	9.67	5	14.67	13	6	19 (2)	3.33	1	4.33
No. of members with compensation	10	5	15	9.67	5	14.67	13	5	18	3.33	0	3.33
Fixed Annual Compensation
Fixed Compensation	10,800.8	10,965.5	21,766.3	8,275.9	7,720.0	15,995.9	11,836.2	6,285.0	18,121.2	3,560.4	-1,435.1	2,125.3
Benefits	859.3	1,060.3	1,919.6	314.5	991.6	1,306.1	837.4	977.7	1,815.1	522.9	-14.0	508.9
Participation in Committees	-	-	-	-	-	-	480.0	0	480.0	480.0	0	480.0
Others (3)	-	-	-	1,655.2	2,734.7	4,389.9	2,463.2	2,240.9	4,704.1	808.1	-493.8	314.2
Variable Compensation
Bonus	10,309.5	-	10,309.5	9,173.4	-	9,173.4	-	-	-	-9,173.4	-	-9,173.4
Profit Sharing	-	8,476.2	8,476.2	-	8,713.5	8,713.5	-	-	-	-	-8,713.5	-8,713.5
Others (4)	-	679.2	679.2	18,478.7	10,086.9	28,565.6	11,871.6	1,937.3	13,808.9	-6,607.1	-8,149.6	-14,756.7
Post-Employment Benefit (termination of office) (5)	-	648.7	648.7	-	268.9	268.9	-	-	-	0	-268.9	-268.9
Share-based remuneration (6)	30,271.9	16,063.8	46,335.6 (7)	19,196.5	9,377.4	28,573.9 (7)	36,655.6	5,480.8	42,136.4 (8)	17,459.1	-3,896.7	13,562.5 (8)
Monthly compensation amount	4,353.5	3,157.8	7,511.3	4,757.9	3,324.4	8,082.3	5,345.3	1,410.1	6,755.5	587.5	-1,914.3	-1,326.8
Total Compensation	52,241.4	37,893.7	90,135.1	57,094.2	39,893.1	96,987.3	64,144.2	16,921.6	81,065.7	7,049.9	-22,971.5	-15,921.6

(1) Considering the fiscal year 2019 (January 2019 to December 2019)

(2) One member of the Executive Board does not receive compensation for the duties performed for the issuer.

(3) “Others” refers to the charges levied on the Fixed Annual Remuneration. This concept, in the amounts approved at Natura Cosméticos’ 2019 ordinary general meeting, is considered in the fixed remuneration item.

(4) “Others” refers to the hiring bonus related to the entry of any new members to the statutory board and charges on Variable Remuneration. This concept, in the amounts approved at Natura Cosméticos’ 2019 ordinary general meeting, is considered in the items PLR, bonus and equity-based compensation.

(5) There is no guarantee of post-employment benefits. The benefit exists only in some cases, depending on negotiation between the parties.

(6) Equity-Based compensation is reported pursuant to the accounting recognition in the relevant period, reflecting the amortization of plans already granted and those still unvested. In this sense, at each grant, new expenses accumulate with those of previous plans not yet vested.

(7) Expenses (proposed and actually incurred, as the case may be) of the Company in 2019, representing the fair value of (i) options granted in the 2011, 2013, 2014, 2015, 2016, 2017, 2018 and 2019 plans, (ii) restricted shares granted in 2015, 2016, 2017, 2018, 2019, and (iii) options within the scope of the Stock Option Program to Accelerate the Strategy for 2015, 2016, 2017, 2018 and 2019, approved at the respective Board of Directors' Meetings. The Company has included the share-based compensation amounts in the annual global compensation amount, even though the Company understands that part of the share-based earnings referring to these plans does not have a legal nature of remuneration.

(8) Expenses to be incurred by the Company in fiscal year 2020, representing the fair value of (i) options granted in the 2015, 2016, 2017, 2018,2019 and 2020 estimate, (ii) restricted shares granted in 2015, 2016, 2017 , 2018, 2019 and estimated 2020, and (iii) options within the scope of the Stock Option or Stock Subscription Program to Accelerate the Strategy for 2015, 2016, 2017, 2018 and 2019, approved at the respective Board of Directors' Meetings Administration. The Company has included the share-based compensation amounts in the annual global compensation amount, although the Company understands that part of the share-based earnings referring to these plans does not have a legal nature of compensation.

For the fiscal year of 2020, the Company’s global remuneration will be R$81,065.7 thousand. As indicated above, the difference between this global remuneration for the Company and the remuneration actually incurred by Natura Cosméticos in 209 is due to: (i) non-payment of variable remuneration (bonus, PLR and charges) assuming the failure to meet the goals of this variable compensation component due to the possible impacts of the Covid-19; (ii) increase in the size of the Board of Directors, with the election of 3 (three) new board members as a result of the implementation of the business combination of Natura Cosméticos and Avon; and (iii) proposed changes in the Company's administrative and governance structure.

As provided, the new members that will comprise the Company’s executive office were already part of Natura Cosméticos statutory or non-statutory executives.

The global compensation actually used by Natura Cosméticos in 2019, when compared to the Group Revenues in 2019, prior to the merger of Avon, represented 0.67% of the verified Revenues. On the other hand, the global compensation of the Company for 2020, when compared to the Company’s 2019 pro forma revenues after the merger of Avon, represents 0.25% of revenues.

The compensation actually used by Natura Cosméticos in 2019, when compared to the number of Group employees prior to Avon’s merger represents a ratio of R$5.2 thousand per executive. The global remuneration of the Company for 2020, on the other hand, when compared to the number of employees of the Group after Avon’s merger represents a ratio of R$2.1 thousand per employee.

NATURA &CO HOLDING S.A.

MANAGEMENT’S PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

TO BE HELD ON APRIL 30, 2020

EXHIBIT IV

Proposal for Review of the Bylaws and Comparative Chart

Natura &Co Bylaws, with track changes

BYLAWS OF NATURA &CO HOLDING S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSES AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is a corporation governed by these Bylaws and the applicable law, particularly Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph– With the admission of the Company to Novo Mercado da B3 – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholders, managers and members of the Fiscal Council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo..

Sole Paragraph– The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 – The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 – The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of four billion, nine hundred and five million, one hundred and eighteen thousand, three hundred and thirty-two reais and ninety-nine cents (R$ 4,905,118,332.99) ~~hundred (R$100,00~~), divided into one billion, one hundred eighty-eight million, two hundred and seventy-one thousand and sixteen (1,188,271,016~~hundred (100~~) registered common shares, with no par value.

Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion, three hundred fifteen million (1,315,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.

Paragraph 1 – Within the limits of the authorized capital, the Board of Directors may approve the issuance of convertible warrants and debentures, as well as capital increases through the capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 – The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained in a financial institution authorized to do business by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The costs of transfers of the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement, with due regard to the maximum limit set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 – The issue of new shares, convertible debentures into shares or warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer for control acquisition under the provisions of articles 257 to 263 of Law No 6,404/76, or also, under the terms of special law regarding tax incentives, may be given without the shareholders being granted preemptive rights in the subscription or with a reduction of the minimum period established by law to its exercise.

CHAPTER III

GENERAL MEETING AND COMPANY’S MANAGEMENT

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 – The resolutions of the General Meeting shall be taken by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation..

Paragraph 2 – The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or whomever he may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the attributions set forth by law:

(i) elect and remove the members of the Board of Directors and the Fiscal Council members, when applicable;

(ii) set the global fees of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Fiscal Council members, if operational;

(iii) approve any splitting or grouping of shares;

(iv) approve share-based compensation programs for their managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v) resolve on the allocation of the net income for the year and the distribution of dividends;

(vi) elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii) resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall observe and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and the votes rendered against the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company will be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The managers will take office by executing an instrument of investiture, which shall include their submission to the commitment clause referred to in ~~article 35~~article 36 of these Bylaws, drafted in a proper book, signed by the vested manager, the posting of a fidelity bond not being required.

Paragraph 2 –The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 – The managers, in the exercise of their duties, shall observe the short and long-term interests of the Company, including the interests and expectations of its shareholders, employees, suppliers, partners, clients and other creditors, the communities in which the Company operates both locally and globally, as well as the environmental impacts.

Article 14 - The Meeting will set the aggregate annual amount to be distributed among the managers of the Company, and the Board of Directors will distribute such amount individually, subject to the provisions of these Bylaws.

Article 15 - Any of the management bodies shall validly meet with the attendance of the majority of its members and resolve by the vote of the majority of those present.

Paragraph 1 – In the event of tie in the voting of a matter at any meeting of the Board of Directors, the co-Chairman of the Board of Directors presiding over the meeting will have a casting vote to decide on the matter.

Paragraph 2 – Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 – The meetings of the management bodies may be held exceptionally by conference call, videoconference, e-mail or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 – Members who attend the meetings by conference call, videoconference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, e-mail or another means of communication allowing the member to be identified. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of ~~one (1) year~~ two (2) years, reelection being permitted.

Paragraph 1 - Out of the members of the Board of Directors, at least 2 (two) or twenty percent (20%), whichever is higher, shall be independent directors, as defined in the Novo Mercado Rules, provided that the qualification of the members appointed to the board of directors as independent directors will be resolved upon at the General Meeting that elects such independent directors, provided further that a director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director, if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the rounding to the whole number immediately higher will follow.

Paragraph 2 - The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected~~; a member of the Board of Directors may not cast a vote in the case of the supervening impediment as aforesaid~~.

Paragraph 3 – Pursuant to Article 115, Paragraph 1 of Law No. 6,404/76, no voting rights may be exercised for the election of the members of the Board of Directors, where a conflict of interest with the Company exists.

Paragraph 4 – A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors that involve matters as to which such director has a conflict of interest with the Company or matters that could pose such a conflict of interest.

Paragraph 5 – In furtherance of its duties, the Board of Directors may establish committees or work groups having defined objectives and comprised of persons appointed by the Board from among the management of the Company and/or persons directly or indirectly related to the Company.

~~Paragraph 6 - A single person may not concurrently hold the offices of Co-Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company.~~

Article 17 – In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141 of Law No. 6,404/76.

Sole Paragraph- If the multiple vote process is not requested, according to the law, the General Meeting shall vote through slates previously registered with the presiding board, which shall assure to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares, the right to appoint a member. The presiding board shall not accept the registration of any slate in violation of the provisions of this article.

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen~~, as well as~~ of Board of Directors and one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Paragraph 1 - Accumulation of the positions of Co-Chairman of the Board of Directors and Chief Executive of the Group by the same person is not allowed.

Paragraph 2 - Accumulation of the positions of Executive Chairman of the Board of Directors and Chief Executive of the Group by the same person is allowed.

Paragraph 3 – It shall be incumbent upon the members of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who amongst them shall preside over the Board of Directors' meetings for their term of office.

Paragraph ~~2~~4 - The appointed Co-Chairmen shall have, in addition to the legal attributions, the following attributions:

(a) coordinate the activities of the Board of Directors, seeking the effectiveness and good performance of the body and each of its members, serving as a link between the Board of Directors and the Chief Executive of the Group;

~~(a)~~(b) to act with the purpose of enhancing the Company in accordance with its values, identity and origin;

~~(b)~~(c) to maintain and develop institutional relationships of the Company with entities and authorities with the purpose of promoting and maintaining the Company’s interests;

~~(c)~~(d) to maintain and develop the relationship with the Company’s shareholders;

~~(d)~~(e) to promote the vision, image and general aspects of the independent ~~business~~Business ~~divisions~~Divisions inside the Company and before third parties;

~~(e) to submit to the Board of Directors the compensation proposal of~~ (f) review and propose the compensation of the Executive Chairman of the ~~Board of Executive Officers and members of the~~ Board of Directors and of the Chief Executive of the Group~~, for each corporate year~~.

~~(f)~~(g) with the support of the Executive Chairman of the Board of Directors and ~~existing~~ committees, ~~to coordinate the activities of the Board of Directors, including~~ to organize and coordinate the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body; and

~~(g)~~(h) to establish and supervise the evaluation process of the Executive Chairman of the Board of Directors and of the Chief Executive of the Group, of the other members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary~~, as a collective body of the Company~~;

(i) to coordinate the preparation and updating of the succession plan for the Chief Executive of the Group; and

(j) at least one of them integrates and preside the Corporate Governance Committee and at least one of them integrates the Organization and People Committee.

Paragraph ~~3~~5 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions:

(a) to ~~monitor~~supervise the ~~implementation~~execution of the long and short term strategy of the ~~Company~~Group, in accordance with the objectives and interests of the group set forth by the shareholders and Board of Directors and by the shareholders of the Company ~~and by the shareholders of the Company~~;

~~(b) to collaborate with the Board of Directors in the inspection of each individual business division, keeping such divisions operating individually under its respective Board of Officers, keeping them with complete autonomy and powers to conduct the direct management of the business divisions;~~

~~(c) to aid the Board of Directors in creating, implementing and leading the Operational Committee of the Company, which shall be chaired by himself, keeping each business division with its own Board of Officers and Executive Committees;~~

~~(d)~~(b) to promote the governance, cadence and interaction levels between the Operational Committee of the ~~Company~~Group, the Executive Committees of each ~~business division~~Business Division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c) to collaborate with the Company's Board of Directors in the inspection of each Business Division;

(d) to support the Co-Chairmen in organizing and coordinating the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body

(e) to support the Co-Chairmen in establishing and supervising the evaluation process of the members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary.

Paragraph 6 - The Chief Executive of the Group shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions as chief executive of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”):

(a) to preside over the Group's Operating Committee and coordinate the actions of the Company's and its subsidiaries, controlled and affiliated officers, maintaining each Business Unit with its own executive offices and executive committees;

~~(e)~~(b) to enhance the collaboration and synergy between the management of each ~~business division~~Business Division, referring the matters before the Board of Directors and the respective Committees;

~~(f)~~(c) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company and Business Units; and

~~(g)~~(d) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Group, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Paragraph ~~47~~ - ~~In the event of an impediment or a permanent vacancy of office of the Board of Director, the Board shall call a Shareholders’ Meeting to fill in the open position.~~In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, who will temporarily exercise their term of office until the date of the next General Meeting to be held, which will appointed a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph ~~1~~2 of the Article 18 or by the majority of directors.

Paragraph 1 – Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 – All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed, case in which its attorney should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director. ~~Only an independent director may substitute for an absent independent director.~~

Article 20 – The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(i) exercise the normative functions of the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or of the Board of Officers;

(ii) set the general guidelines for the business of the Company;

(iii) elect and remove from office the Officers of the Company;

(iv) attribute to the Officers the respective functions, observing the provisions of these Bylaws;

(v) resolve on the calling of the General Meeting, when it deems appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi) supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or being transacted and any other acts;

(vii) review the quarterly results of operations of the Company;

(viii) select and replace the independent auditors;

(ix) call for the presence of the independent auditors to provide clarification as required;

(x) to issue an opinion on the Management Report and the accounts of the Board of Officers, and to resolve on the submission thereof to the General Meeting;

(xi) approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up on the implementation thereof;

(xii) approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii) determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;

(xiv) previously issue statements on any subject to be submitted to the General Meeting;

(xv) authorize the issue of shares of the Company, within the limits authorized in article 6 of the Bylaws, establishing the issue conditions, including the paying up price and term, being able also to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi) resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii) resolve on the issue of warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock dividends, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii) grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix) establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx) resolve on the issuance of debentures;

(xxi) authorize the Company to post bond with respect to third party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii) approve the Board of Officer's authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, promissory notes and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii) approve the hiring of a trustee providing book-entry share services;

(xxiv) dispose, in compliance with the rules of these Bylaws and current legislation, on the order of its work and adopt or issue rules for its operation;

(xxv) pronounce itself favorably or against any public offering for acquisition of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offering for acquisition of shares, which shall address at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);

(xxvi) decide on (i) the declaration of interim dividends, pursuant to Article ~~30~~32, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; and

(xxvii) define the individualization of the global management compensation approved by the General Meeting.

Subsection III

Board of Officers

Article 21 - The Board of Executive Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most ~~8 (eight)~~9 (nine), namely ~~one (1) Chief Executive Officer, one (1)~~ Chief Financial ~~and Investor Relations~~ Officer, one ~~(1)~~ Legal and Compliance Officer, one Global Officer of Operations and Procurement, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining members Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the positions of Chief ~~Financial and~~ Investor Relations Officer of mandatory filling.

Paragraph 1 – The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - ~~In the event of the impediment, temporary absence or the vacancy of the office of Chief Executive Officer, a substitute shall be appointed by the Board of Directors in an extraordinary meeting called for this purpose.~~

~~Paragraph 3 -~~ The ~~other~~ Officers shall be substituted, in the event of their temporary absence or impediment, by another Officer chosen by the ~~Chief Executive Officer~~Chief Executive of the Group. In the event of vacancy, an interim substitute shall be appointed by the Chief Executive of the Group, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - Executive Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(i) complying with and cause compliance with these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

(ii) preparing and submitting each year to the ~~Board of Directors~~ Group Operating Committee a strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation for subsequent submission to the Board of Directors, pursuant to art. 26, item “c”, of these Bylaws;

(ii) resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil

(iii) deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(iv) submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(v) submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 ~~- It is incumbent on the Chief Executive Officer, in addition to coordinating the action of the executive officers and guiding the general planning activities of the Company:~~

~~(i) to call and preside over the meetings of the Board of Executive Officers;~~

~~(ii) to keep the members of the Board of Directors abreast of the affairs of the Company and the progress of its operations;~~

~~(iii) to propose to the Board of Directors, on its own non-exclusive initiative, the duties to be assigned to the executive officers, pursuant to the provisions of these Bylaws; and~~

~~(iv) to carry out such other duties as are assigned by the Board of Directors.~~

~~Article 24~~ - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial ~~and Investor Relations~~ Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility; and

(f) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

(d) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Purchasing Director:

(a) elaborate the Company's medium and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order cycle areas;

(b) monitor the Company's short-term commercial performance; and

(c) other duties that, from time to time, are determined by the Chief Executive of the Group

Paragraph 4 - It is incumbent on the Chief Executive for Latin America:

(a) evaluate, define and implement the company's business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a) organize and act as secretary to the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(b) organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(c) assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimization of human resources and infrastructure;

(d) establish the best dialogue between the Board of Directors and the Group's executive areas;

(e) prepare the annual activities calendar of the Board of Directors and the Annual General Meeting of shareholders;

(f) to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 6 - It is incumbent on the Investor Relations Officer:

~~(f)~~(a) to represent the Company before Brazilian Securities Commission – CVM and other authority bodies and ~~other~~ institutions that act in the capital markets;

~~(g)~~(b) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

~~(h)~~(c) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

(d) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph ~~3~~7 - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image~~.~~;

(f) other duties assigned to them from time to time by the Chief Executive of the Group.

Article ~~25~~ 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always ~~obly itself when~~ be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 – The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(a) where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers; and

(b) in the case of release and discharge of amounts payable to the Company, as well as in the case of correspondence not involving an obligation to the Company and for the performance of simple administrative routine of the Company, including those practiced before public authorities, government-controlled entities, Federal Revenue officers, State Treasury Departments, Municipal Treasury Department, Commercial Boards, Labor Courts, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts and before the National Health Surveillance Agency~~.~~; and

(c) in the case of representation of the Company by the Investor Relations Officer before representing the Company before the Securities and Exchange Commission - CVM and other control bodies and institutions that operate in the capital market.

Paragraph 4 – The appointment of attorneys-in-fact must observe the following rules:

(a)        all powers of attorney will be granted jointly by any two (2) Officers;

(b)       if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)       unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this article shall not be valid nor shall them be binding upon the Company.

Subsection IV

The Group Operating Committee

Article 25 - The Group Operating Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a) the Chief Executive of the Group;

(b) the chief executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c) other directors or officers of the Company appointed by the Chief Executive of the Group and nominated by the Board of Directors.

Paragraph 1 - The Group's Operating Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors will approve the Internal Regulations of the Group's Operational Committee, which will stipulate rules for calling, installation, voting and frequency of meetings, term of mandates and activities of the President of the Group's Operating Committee, among other matters.

Article 26 – It is incumbent on the Group's Operational Committee:

(a) assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b) identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c) review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic plan and business plan and supervise its execution;

(d) to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e) act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f) promoting the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article ~~26~~27– The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii) at least one (1) of them must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by the Brazilian Securities and Exchange Commission (CVM);

(iii) a least one (1) of them shall not be a member of the Company’s Board of Directors; and

(iv) one (1) may accrue the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 – The Audit Committee shall be coordinated by a Chairman designated upon appointing of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 – The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall stipulate rules for convening, installing, voting and periodicity of meetings, terms of office, qualification requirements of its members and activities of the Chairman of the Audit Committee, among other matters.

Paragraph 3 – The Audit Committee shall have its own dedicated budget approved by the Board of Directors, destined to cover expenses for its operation and the contracting of consultants for accounting, legal and other matters, when the opinion of an external or independent expert is required.

Article ~~27~~28– The Audit Committee shall:

(i) issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii) approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(iii) assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv) assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v) assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi) assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii) have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii) other duties set forth in the Internal Rules of the Audit Committee

SECTION III

FISCAL COUNCIL

Article ~~28~~29- The Fiscal Council of the Company, having such powers and duties as set forth by law, shall be composed of three (3) acting members and same number of alternates.

Paragraph 1 – The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 – The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which must set forth that it shall be subject to the commitment clause referred to in article ~~35~~36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article ~~29~~30– The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a) balance sheet;

(b) profit and loss statement;

(c) statement of comprehensive income;

(d) statement of changes in shareholders’ equity;

(e) statement of cash flows;

(f) statement of value added; and

(g) explanatory notes to the financial statements.

Paragraph 2 – The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article ~~30~~31- The shareholders shall be entitled to receive, in each year, as dividends a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i) the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii) deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(iii) whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76.)

Paragraph 1 – The General Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 – The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this article is assigned to the shareholders in each year.

Paragraph 3 – The Company may prepare semi-annual or other interim balance sheets, and the Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare an interim dividend from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 – The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity pursuant to the applicable legislation.

Article ~~31~~32- The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND PUBLIC TENDER OFFER (OPA) DUE TO THE ACQUISITION OF A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article ~~32~~33- The direct or indirect disposal of the Company’s Control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or resolutory condition that the purchaser undertakes to carry out the public offering for acquisition of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

TENDER OFFER (OPA) AS A RESULT OF REACHING A RELEVANT INTEREST

Article ~~33~~34- Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (CVM), the regulations of B3 and the terms of this article.

Paragraph 1 – The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition in the OPA of shares issued by the Company.

Paragraph 2 – The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

“OPA Price” ‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article..

“Share Value” means the greatest amount between: (i) the highest unit quote achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) less the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 – The conduct of the OPA referred to in the main section of this article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 – The conduct of the OPA referred to in the main section of this article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened especially to resolve on the OPA.

Paragraph 5 – The Relevant Shareholder shall be obliged to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM) related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 – If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM), if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 – Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this article ~~33~~34.

Paragraph 8 – The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this article.

Paragraph 9 – The provisions of this article ~~33~~34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 – For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 – For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. Examples of a person that acts representing the same interest as the Relevant Shareholder include any person (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Average Consolidated EBITDA of the Company” is the arithmetic means of the Consolidated EBITDA of the Company for the two (2) most recent full fiscal years.

“Consolidated EBITDA of the Company” means the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the audit consolidated financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 – If the regulations of the Brazilian Securities and Exchange Commission (CVM) applicable to the OPA set forth in this article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission (CVM) shall prevail.

Article ~~34~~35- Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, the regulations of the Brazilian Securities and Exchange Commission (CVM) and the applicable regulations of B3.

Sole Paragraph – If the Relevant Shareholder fails to comply with the obligations imposed by this article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article ~~35~~36– The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article ~~36~~37- The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article ~~37~~38– Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, members of Committees and other employees that hold management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 – The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to own benefit thereof or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of its duties; (ii) with bad-faith, gross negligence or upon fraud; or (iii) in its own interest or that of third parties, in violation of the Company’s social interest, it shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 – The indemnification conditions and limits objects of this article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the taking out of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article ~~38~~39- Situations not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article ~~39~~40- The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden to accept and consider any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden to accept and proceed with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article ~~40~~41- The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph – The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article ~~41~~42 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement ~~of Natura Cosméticos S.A.~~ of the Company, dated ~~February~~September ~~12~~4, ~~2015~~2019 and filed at the headquarters of ~~Natura Cosméticos S.A., as amended, whom are subject to the waiver provided for in Article 38 of the Bylaws of Natura Cosméticos S.A. and which will transfer its shareholdings in Natura Cosméticos S.A. to the Company, whether by contribution of shares or merger of shares, according to the corporate restructuring described in the Material Fact of Natura Cosméticos S.A. dated May 22, 2019the~~the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such ~~Natura Cosméticos~~Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees..

~~Article 42 – The Board of Directors may be temporarily composed of at last three (3) members until the minimum number of nine (9) members, as set forth in Article 16 of these Bylaws is elected by the Shareholders Meeting and such members respectively take office.~~

~~Sole Paragraph: The article 42 of these Bylaws is transitional and will lose its effectiveness once the minimum number of nine (9) members elected and respectively sworn in by the Company’s Board of Directors has been observed.~~

Comparative Chart of the proposed changes to the Bylaws of Natura &Co

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification
Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of hundred Brazilian Reais (R$100,00), divided into hundred (100) registered common shares, with no par value.	Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of four billion, nine hundred and five million, one hundred and eighteen thousand, three hundred and thirty-two reais and ninety-nine cents (R$ 4,905,118,332.99) ~~hundred (R$100,00~~), divided into one billion, one hundred eighty-eight million, two hundred and seventy-one thousand and sixteen (1,188,271,016~~hundred (100~~) registered common shares, with no par value.	Proposed adjustment in order to contemplate the new value of the share capital and the new number of common shares, nominative and without par value issued by the Company, as of March 26, 2020, as a result of (i) the share merger of Natura Cosméticos S.A., which was subscribed and paid up at the extraordinary general meeting of the Company held on November 13, 2019; (ii) the merger of Nectarine Merger Sub I, Inc. by the Company, approved at the extraordinary general meeting held on November 13, 2019 and implemented on January 3, 2020; and (iii) the exercise of Company stock options.

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of ~~one (1) year~~ two (2) years, reelection being permitted.

Adjustment of the term of office in light of the current governance structure of the Company, in accordance with the maximum term allowed under Article 14 of the Novo Mercado Regulation.

The amendment extends the unified term of office of the Board of Directors to 2 (two) years, as permitted by Article 14 of the Novo Mercado Regulation, contributing to the promotion of continuity and alignment of Directors' interests with medium and long-term projects of the Company.

Article 16 – (...)

Paragraph 2 - The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected; a member of the Board of Directors may not cast a vote in the case of the supervening impediment as aforesaid.

Article 16 – (...)

Paragraph 2 - The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected~~; a member of the Board of Directors may not cast a vote in the case of the supervening impediment as aforesaid~~.

The excerpt excluded from Paragraph 2 aims to rule out erroneous interpretations of the Bylaws, given that, in certain cases of future impediment, under applicable law, a director may be effectively removed from office, and not only lose his/her right to vote.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen, as well as one (1) Executive Chairman of the Board of Directors, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen~~, as well as~~ of Board of Directors and one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

The rationale behind the amendment to the caput is the adaptation of the Board’s composition to the current corporate governance structure of the Company, with the creation of the position of Chief Executive of the Group.

Article 18 – (...)

Paragraph 1 - It shall be incumbent upon the member of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who among them shall chair the Board of Directors' meetings during its term.

Article 18 – (...)

Paragraph 1 - Accumulation of the positions of Co-Chairman of the Board of Directors and Chief Executive of the Group by the same person is not allowed.

Paragraph 2 - Accumulation of the positions of Executive Chairman of the Board of Directors and Chief Executive of the Group by the same person is allowed.

New Paragraphs 1 and 2 adapt the old wording of Paragraph 6 of Article 16, considering the existence of the figure of the Chief Executive of the Group.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Article 18 – (...)

Paragraph 3 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, the following attributions:

(a) to monitor the implementation of the long and short term strategy of the Company, in accordance with the objectives and interests of the group set forth by the Board of Directors and by the shareholders of the Company;

(b) to collaborate with the Board of Directors in the inspection of each individual business division, keeping such divisions operating individually under its respective Board of Officers, keeping them with complete autonomy and powers to conduct the direct management of the business divisions;

(c) to aid the Board of Directors in creating, implementing and leading the Operational Committee of the Company, which shall be chaired by himself, keeping each business division with its own Board of Officers and Executive Committees;

(d) to promote the governance, cadence and interaction levels between the Operational Committee of the Company, the Executive Committees of each business division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(e) to enhance the collaboration and synergy between the management of each business division, referring the matters before the Board of Directors and the respective Committees;

(f) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company; and

(g) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Company, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Article 18 – (...)

Paragraph ~~3~~5 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions:

(a) to ~~monitor~~supervise the ~~implementation~~execution of the long and short term strategy of the ~~Company~~Group, in accordance with the objectives and interests of the group set forth by the shareholders and Board of Directors and by the shareholders of the Company ~~and by the shareholders of the Company~~;

~~(b) to collaborate with the Board of Directors in the inspection of each individual business division, keeping such divisions operating individually under its respective Board of Officers, keeping them with complete autonomy and powers to conduct the direct management of the business divisions;~~

~~(c) to aid the Board of Directors in creating, implementing and leading the Operational Committee of the Company, which shall be chaired by himself, keeping each business division with its own Board of Officers and Executive Committees;~~

~~(d)~~(b) to promote the governance, cadence and interaction levels between the Operational Committee of the ~~Company~~Group, the Executive Committees of each ~~business division~~Business Division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c) to collaborate with the Company's Board of Directors in the inspection of each Business Division;

(d) to support the Co-Chairmen in organizing and coordinating the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body

(e) to support the Co-Chairmen in establishing and supervising the evaluation process of the members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary.

The changes in new Paragraph 5 (previously, Paragraph 3) reinforce the importance of the role of the Executive Chairman of the Board of Directors, with specific roles related to the implementation of the Group's strategies, among other roles. The changes in new Paragraph 6 set forth the roles of the Chief Executive of the Group as the chief executive of the Group, including presiding over the Group Operating Committee (the creation of which is proposed below), among other tasks.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Paragraph 6 - The Chief Executive of the Group shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions as chief executive of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”):

(a) to preside over the Group's Operating Committee and coordinate the actions of the Company's and its subsidiaries, controlled and affiliated officers, maintaining each Business Unit with its own executive offices and executive committees;

~~(e)~~(b) to enhance the collaboration and synergy between the management of each ~~business division~~Business Division, referring the matters before the Board of Directors and the respective Committees;

~~(f)~~(c) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company and Business Units; and

~~(g)~~(d) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Group, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Article 18 – (...) Paragraph 4 - In the event of an impediment or a permanent vacancy of office of the Board of Director, the Board shall call a Shareholders’ Meeting to fill in the open position.

Article 18 – (...)

Paragraph ~~47~~ - ~~In the event of an impediment or a permanent vacancy of office of the Board of Director, the Board shall call a Shareholders’ Meeting to fill in the open position.~~In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, who will temporarily exercise their term of office until the date of the next General Meeting to be held, which will appointed a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability

The new Paragraph 7 (former Paragraph 4) aims to propose mechanisms that allow the timely replacement of vacant positions in the Board of Directors in case of vacancy, in line with the best governance practices.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Article 19 – (...)

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director. Only an independent director may substitute for an absent independent director.

Article 19 – (...)

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed, case in which its attorney should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director. ~~Only an independent director may substitute for an absent independent director.~~

The exclusion of a section in Paragraph 3 aims to simplify the mechanism of representation of a temporarily absent director.
Article 20 - In addition to other duties assigned by law or these Bylaws, the Board of Directors shall be responsible: (...)

Article 20 - In addition to other duties assigned by law or these Bylaws, the Board of Directors shall be responsible:

(...)

(xxvii) define the individualization of the global management compensation approved by the General Meeting.

Inclusion of specific competence regarding the definition of individualization of directors' remuneration.

Article 21 - The Board of Executive Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most 8 (eight), namely one (1) Chief Executive Officer, one (1) Chief Financial and Investor Relations Officer, one (1) Legal and Compliance Officer and the remaining members Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the positions of Chief Financial and Investor Relations Officer of mandatory filling.

Article 21 - The Board of Executive Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most ~~8 (eight)~~9 (nine), namely ~~one (1) Chief Executive Officer, one (1)~~ Chief Financial ~~and Investor Relations~~ Officer, one ~~(1)~~ Legal and Compliance Officer, one Global Officer of Operations and Procurement, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining members Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the positions of Chief ~~Financial and~~ Investor Relations Officer of mandatory filling.

Creation of new positions of the Statutory Board of Executive Officers, to reflect the current governance structure of the Company.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Article 21 – (...)

Paragraph 2 - In the event of the impediment, temporary absence or the vacancy of the office of Chief Executive Officer, a substitute shall be appointed by the Board of Directors in an extraordinary meeting called for this purpose.

Paragraph 3 - The other Officers shall be substituted, in the event of their temporary absence or impediment, by another Officer chosen by the Chief Executive Officer. In the event of vacancy, said substitute will remain until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Article 21 – (...)

Paragraph 2 - ~~In the event of the impediment, temporary absence or the vacancy of the office of Chief Executive Officer, a substitute shall be appointed by the Board of Directors in an extraordinary meeting called for this purpose.~~

~~Paragraph 3 -~~ The ~~other~~ Officers shall be substituted, in the event of their temporary absence or impediment, by another Officer chosen by the ~~Chief Executive Officer~~Chief Executive of the Group. In the event of vacancy, an interim substitute shall be appointed by the Chief Executive of the Group, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Simplification of the rules for replacing the Officer, in case of absence or temporary impediment, by another Officer, to reflect the creation of the position of Chief Executive of the Group.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(...)

(ii) preparing and submitting each year to the Board of Directors a strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation;

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(...)

(ii) preparing and submitting each year to the ~~Board of Directors~~ Group Operating Committee a strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation for subsequent submission to the Board of Directors, pursuant to art. 26, item “c”, of these Bylaws;

Readjustment of the procedure for reviewing and approving the Company's strategic plan and general budget, considering the existence of the Group's Operating Committee (as indicated below).

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Article 23 - It is incumbent on the Chief Executive Officer, in addition to coordinating the action of the executive officers and guiding the general planning activities of the Company:

(i) to call and preside over the meetings of the Board of Executive Officers;

(ii) to keep the members of the Board of Directors abreast of the affairs of the Company and the progress of its operations;

(iii) to propose to the Board of Directors, on its own non-exclusive initiative, the duties to be assigned to the executive officers, pursuant to the provisions of these Bylaws; and

(iv) to carry out such other duties as are assigned by the Board of Directors.

Article 23 ~~- It is incumbent on the Chief Executive Officer, in addition to coordinating the action of the executive officers and guiding the general planning activities of the Company:~~

~~(i) to call and preside over the meetings of the Board of Executive Officers;~~

~~(ii) to keep the members of the Board of Directors abreast of the affairs of the Company and the progress of its operations;~~

~~(iii) to propose to the Board of Directors, on its own non-exclusive initiative, the duties to be assigned to the executive officers, pursuant to the provisions of these Bylaws; and~~

~~(iv) to carry out such other duties as are assigned by the Board of Directors.~~

The proposed changes aim to specify and establish the specific attributions for the positions of Executive Officer for Latin America, Financial Executive Officer, Investor Relations Executive Officer, Corporate Governance Executive Officer and Global Operations and Purchasing Executive Officers, as well as excluding the express provision for the position as Chief Executive Officer and reflect the creation of the position of Chief Executive of the Group.

Article 24 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial and Investor Relations Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility;

(f) to represent the Company before authority bodies and other institutions that act in the capital markets;

(g) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

(h) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

~~Article 24~~ - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial ~~and Investor Relations~~ Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility; and

(f) other duties that may be assigned from time to time by the Chief Executive of the Group.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

Paragraph 3rd - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image.

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

(d) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Purchasing Director:

(a) elaborate the Company's medium and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order cycle areas;

(b) monitor the Company's short-term commercial performance; and

(c) other duties that, from time to time, are determined by the Chief Executive of the Group

Paragraph 4 - It is incumbent on the Chief Executive for Latin America:

(a) evaluate, define and implement the company's business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a) organize and act as secretary to the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(b) organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(c) assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimization of human resources and infrastructure;

(d) establish the best dialogue between the Board of Directors and the Group's executive areas;

(e) prepare the annual activities calendar of the Board of Directors and the Annual General Meeting of shareholders;

(f) to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Chief Executive of the Group.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification

Paragraph 6 - It is incumbent on the Investor Relations Officer:

~~(f)~~(a) to represent the Company before Brazilian Securities Commission – CVM and other authority bodies and ~~other~~ institutions that act in the capital markets;

~~(g)~~(b) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

~~(h)~~(c) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

(d) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph ~~3~~7 - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image~~.~~;

(f) other duties assigned to them from time to time by the Chief Executive of the Group.

Article 25 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always obly itself when legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

(...)

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(...)

Article ~~25~~ 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always ~~obly itself when~~ be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

(...)

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(...)

(c) in the case of representation of the Company by the Investor Relations Officer before representing the Company before the Securities and Exchange Commission - CVM and other control bodies and institutions that operate in the capital market.

Inclusion of the possibility of representation by the Investor Relations Officer before the CVM and other market agents, in line with the best governance practices.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification
Not applicable.

Subsection IV

The Group Operating Committee

Article 25 - The Group Operating Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a) the Chief Executive of the Group;

(b) the chief executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c) other directors or officers of the Company appointed by the Chief Executive of the Group and nominated by the Board of Directors.

Paragraph 1 - The Group's Operating Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors will approve the Internal Regulations of the Group's Operational Committee, which will stipulate rules for calling, installation, voting and frequency of meetings, term of mandates and activities of the President of the Group's Operating Committee, among other matters.

Inclusion of this Subsection to support the creation of the Group Operating Committee, in view of the company's current governance structure.
Not applicable.

Article 26 – It is incumbent on the Group's Operational Committee:

(a) assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b) identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c) review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic plan and business plan and supervise its execution;

(d) to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e) act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f) promoting the creation of Centers of Excellence among the Business Units.

Inclusion of rules about the operation of the Group Operating Committee, as an advisory body directly linked to the Board of Directors.

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification
Article 41 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement of Natura Cosméticos S.A., dated February 12, 2015 and filed at the headquarters of Natura Cosméticos S.A., as amended, whom are subject to the waiver provided for in Article 38 of the Bylaws of Natura Cosméticos S.A. and which will transfer its shareholdings in Natura Cosméticos S.A. to the Company, whether by contribution of shares or merger of shares, according to the corporate restructuring described in the Material Fact of Natura Cosméticos S.A. dated May 22, 2019, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Natura Cosméticos Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees.	Article ~~41~~42 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement ~~of Natura Cosméticos S.A.~~ of the Company, dated ~~February~~September ~~12~~4, ~~2015~~2019 and filed at the headquarters of ~~Natura Cosméticos S.A., as amended, whom are subject to the waiver provided for in Article 38 of the Bylaws of Natura Cosméticos S.A. and which will transfer its shareholdings in Natura Cosméticos S.A. to the Company, whether by contribution of shares or merger of shares, according to the corporate restructuring described in the Material Fact of Natura Cosméticos S.A. dated May 22, 2019the~~the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such ~~Natura Cosméticos~~Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees..	Compliance with the current Shareholders’ Agreement of the Company.

Article 42 – The Board of Directors may be temporarily composed of at last three (3) members until the minimum number of nine (9) members, as set forth in Article 16 of these Bylaws is elected by the Shareholders Meeting and such members respectively take office.

Sole Paragraph: The article 42 of these Bylaws is transitional and will lose its effectiveness once the minimum number of nine (9) members elected and respectively sworn in by the Company’s Board of Directors has been observed.

~~Article 42 – The Board of Directors may be temporarily composed of at last three (3) members until the minimum number of nine (9) members, as set forth in Article 16 of these Bylaws is elected by the Shareholders Meeting and such members respectively take office.~~

~~Sole Paragraph: The article 42 of these Bylaws is transitional and will lose its effectiveness once the minimum number of nine (9) members elected and respectively sworn in by the Company’s Board of Directors has been observed.~~

Exclusion of transitional provision due to the conclusion of the merger transaction with Avon Products, Inc.

Proposed consolidated Bylaws of Natura &Co

BYLAWS OF NATURA &CO HOLDING S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSES AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is a corporation governed by these Bylaws and the applicable law, particularly Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph– With the admission of the Company to Novo Mercado da B3 – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholders, managers and members of the Fiscal Council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo..

Sole Paragraph– The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 – The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 – The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of four billion, nine hundred and five million, one hundred and eighteen thousand, three hundred and thirty-two reais and ninety-nine cents (R$ 4,905,118,332.99), divided into one billion, one hundred eighty-eight million, two hundred and seventy-one thousand and sixteen (1,188,271,016) registered common shares, with no par value.

Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion, three hundred fifteen million (1,315,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.

Paragraph 1 – Within the limits of the authorized capital, the Board of Directors may approve the issuance of convertible warrants and debentures, as well as capital increases through the capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 – The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained in a financial institution authorized to do business by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The costs of transfers of the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement, with due regard to the maximum limit set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 – The issue of new shares, convertible debentures into shares or warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer for control acquisition under the provisions of articles 257 to 263 of Law No 6,404/76, or also, under the terms of special law regarding tax incentives, may be given without the shareholders being granted preemptive rights in the subscription or with a reduction of the minimum period established by law to its exercise.

CHAPTER III

GENERAL MEETING AND COMPANY’S MANAGEMENT

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 – The resolutions of the General Meeting shall be taken by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation..

Paragraph 2 – The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or whomever he may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the attributions set forth by law:

(viii) elect and remove the members of the Board of Directors and the Fiscal Council members, when applicable;

(ix)  set the global fees of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Fiscal Council members, if operational;

(x)   approve any splitting or grouping of shares;

(xi)  approve share-based compensation programs for their managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(xii) resolve on the allocation of the net income for the year and the distribution of dividends;

(xiii) elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(xiv) resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall observe and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and the votes rendered against the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company will be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The managers will take office by executing an instrument of investiture, which shall include their submission to the commitment clause referred to in article 35 of these Bylaws, drafted in a proper book, signed by the vested manager, the posting of a fidelity bond not being required.

Paragraph 2 –The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 – The managers, in the exercise of their duties, shall observe the short and long-term interests of the Company, including the interests and expectations of its shareholders, employees, suppliers, partners, clients and other creditors, the communities in which the Company operates both locally and globally, as well as the environmental impacts.

Article 14 - The Meeting will set the aggregate annual amount to be distributed among the managers of the Company, and the Board of Directors will distribute such amount individually, subject to the provisions of these Bylaws.

Article 15 - Any of the management bodies shall validly meet with the attendance of the majority of its members and resolve by the vote of the majority of those present.

Paragraph 1 – In the event of tie in the voting of a matter at any meeting of the Board of Directors, the co-Chairman of the Board of Directors presiding over the meeting will have a casting vote to decide on the matter.

Paragraph 2 – Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 – The meetings of the management bodies may be held exceptionally by conference call, videoconference, e-mail or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 – Members who attend the meetings by conference call, videoconference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, e-mail or another means of communication allowing the member to be identified. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being permitted.

Paragraph 1 - Out of the members of the Board of Directors, at least 2 (two) or twenty percent (20%), whichever is higher, shall be independent directors, as defined in the Novo Mercado Rules, provided that the qualification of the members appointed to the board of directors as independent directors will be resolved upon at the General Meeting that elects such independent directors, provided further that a director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director, if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the rounding to the whole number immediately higher will follow.

Paragraph 2 – The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected.

Paragraph 3 – Pursuant to Article 115, Paragraph 1 of Law No. 6,404/76, no voting rights may be exercised for the election of the members of the Board of Directors, where a conflict of interest with the Company exists.

Paragraph 4 – A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors that involve matters as to which such director has a conflict of interest with the Company or matters that could pose such a conflict of interest.

Paragraph 5 – In furtherance of its duties, the Board of Directors may establish committees or work groups having defined objectives and comprised of persons appointed by the Board from among the management of the Company and/or persons directly or indirectly related to the Company.

Article 17 – In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141 of Law No. 6,404/76.

Sole Paragraph- If the multiple vote process is not requested, according to the law, the General Meeting shall vote through slates previously registered with the presiding board, which shall assure to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares, the right to appoint a member. The presiding board shall not accept the registration of any slate in violation of the provisions of this article.

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen of Board of Directors and one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Paragraph 1 – Accumulation of the positions of Co-Chairman of the Board of Directors and Chief Executive of the Group by the same person is not allowed.

Paragraph 2 - Accumulation of the positions of Executive Chairman of the Board of Directors and Chief Executive of the Group by the same person is allowed.

Paragraph 3 – It shall be incumbent upon the members of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who amongst them shall preside over the Board of Directors' meetings for their term of office.

Paragraph 4 - The appointed Co-Chairmen shall have, in addition to the legal attributions, the following attributions:

(a) coordinate the activities of the Board of Directors, seeking the effectiveness and good performance of the body and each of its members, serving as a link between the Board of Directors and the Chief Executive of the Group;

(b) to act with the purpose of enhancing the Company in accordance with its values, identity and origin;

(c) to maintain and develop institutional relationships of the Company with entities and authorities with the purpose of promoting and maintaining the Company’s interests;

(d) to maintain and develop the relationship with the Company’s shareholders;

(e) to promote the vision, image and general aspects of the independent Business Divisions inside the Company and before third parties;

(f) review and propose the compensation of the Executive Chairman of the Board of Executive and of the Chief Executive of the Group.

(g) with the support of the Executive Chairman of the Board of Directors and committees, to organize and coordinate the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body; and

(h) to establish and supervise the evaluation process of the Executive Chairman of the Board of Directors and of the Chief Executive of the Group, of the other members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary;

(i) to coordinate the preparation and updating of the succession plan for the Chief Executive of the Group; and

(j) at least one of them integrates and preside the Corporate Governance Committee and at least one of them integrates the Organization and People Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions:

(a) to supervise the execution of the long and short term strategy of the Group, in accordance with the objectives and interests of the group set forth by the shareholders and Board of Directors;

(b) to promote the governance, cadence and interaction levels between the Operational Committee of the Group, the Executive Committees of each Business Division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c) to collaborate with the Company's Board of Directors in the inspection of each Business Division;

(d) to support the Co-Chairmen in organizing and coordinating the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body

(e) to support the Co-Chairmen in establishing and supervising the evaluation process of the members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary.

Paragraph 6 - The Chief Executive of the Group shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions as chief executive of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”):

(a) to preside over the Group's Operating Committee and coordinate the actions of the Company's and its subsidiaries, controlled and affiliated officers, maintaining each Business Unit with its own executive offices and executive committees;

(b) to enhance the collaboration and synergy between the management of each Business Division, referring the matters before the Board of Directors and the respective Committees;

(c) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company and Business Units; and

(d) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Group, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, who will temporarily exercise their term of office until the date of the next General Meeting to be held, which will appointed a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of the Article 18 or by the majority of directors.

Paragraph 1 – Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 – All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed, case in which its attorney should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director.

Article 20 – The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(xxviii)    exercise the normative functions of the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or of the Board of Officers;

(xxix)     set the general guidelines for the business of the Company;

(xxx)      elect and remove from office the Officers of the Company;

(xxxi)     attribute to the Officers the respective functions, observing the provisions of these Bylaws;

(xxxii)    resolve on the calling of the General Meeting, when it deems appropriate, or in the case of article 132 of the Law No. 6,404/76;

(xxxiii)   supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or being transacted and any other acts;

(xxxiv)   review the quarterly results of operations of the Company;

(xxxv)    select and replace the independent auditors;

(xxxvi)   call for the presence of the independent auditors to provide clarification as required;

(xxxvii)  to issue an opinion on the Management Report and the accounts of the Board of Officers, and to resolve on the submission thereof to the General Meeting;

(xxxviii) approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up on the implementation thereof;

(xxxix)  approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xl)       determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;

(xli)      previously issue statements on any subject to be submitted to the General Meeting;

(xlii)     authorize the issue of shares of the Company, within the limits authorized in article 6 of the Bylaws, establishing the issue conditions, including the paying up price and term, being able also to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xliii)    resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xliv)    resolve on the issue of warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock dividends, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xlv)     grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xlvi)    establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xlvii)   resolve on the issuance of debentures;

(xlviii)  authorize the Company to post bond with respect to third party obligations, except in case of wholly-owned subsidiaries of the Company;

(xlix)   approve the Board of Officer's authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, promissory notes and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(l)       approve the hiring of a trustee providing book-entry share services;

(li)      dispose, in compliance with the rules of these Bylaws and current legislation, on the order of its work and adopt or issue rules for its operation;

(lii)     pronounce itself favorably or against any public offering for acquisition of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offering for acquisition of shares, which shall address at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);

(liii)    decide on (i) the declaration of interim dividends, pursuant to Article 32, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; and

(liv)    define the individualization of the global management compensation approved by the General Meeting.

Subsection III

Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most 9 (nine) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Officer of Operations and Procurement, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the position of Investor Relations Officer of mandatory filling.

Paragraph 1 – The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - The Officers will be replaced, in cases of absence or temporary impediment, by another Officer, chosen by the Chief Executive of the Group. In case of vacancy, an interim substitute shall be appointed by the Chief Executive of the Group, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - Executive Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(vi)       complying with and cause compliance with these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

(vii)      preparing and submitting each year to the Group Operating Committee an strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation; for subsequent submission to the Board of Directors, under article 26, item “c” of these Bylaws;

(viii)     resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil

(ix)      deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(x)       submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(xi)      submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial and Investor Relations Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility; and

(f) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

(d) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Purchasing Director:

(a) elaborate the Company's medium and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order cycle areas;

(b) monitor the Company's short-term commercial performance; and

(c) other duties that, from time to time, are determined by the Chief Executive of the Group

Paragraph 4 - It is incumbent on the Chief Executive for Latin America:

(a) evaluate, define and implement the company's business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a) organize and act as secretary to the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(b) organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(c) assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimization of human resources and infrastructure;

(d) establish the best dialogue between the Board of Directors and the Group's executive areas;

(e) prepare the annual activities calendar of the Board of Directors and the Annual General Meeting of shareholders;

(f) to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 6 - It is incumbent on the Investor Relations Officer:

(a) to represent the Company before Brazilian Securities Commission – CVM and other authority bodies and institutions that act in the capital markets;

(b) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

(c) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

(d) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 7 - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image~~.~~;

(f) other duties assigned to them from time to time by the Chief Executive of the Group.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 – The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(a) where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers; and

(b) in the case of release and discharge of amounts payable to the Company, as well as in the case of correspondence not involving an obligation to the Company and for the performance of simple administrative routine of the Company, including those practiced before public authorities, government-controlled entities, Federal Revenue officers, State Treasury Departments, Municipal Treasury Department, Commercial Boards, Labor Courts, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts and before the National Health Surveillance Agency~~.~~; and

(c) in the case of representation of the Company by the Investor Relations Officer before representing the Company before the Securities and Exchange Commission - CVM and other control bodies and institutions that operate in the capital market.

Paragraph 4 – The appointment of attorneys-in-fact must observe the following rules:

(a) all powers of attorney will be granted jointly by any two (2) Officers;

(b) if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c) unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this article shall not be valid nor shall them be binding upon the Company.

Subsection IV

The Group Operating Committee

Article 25 - The Group Operating Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a) the Chief Executive of the Group;

(b) the chief executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c) other directors or officers of the Company appointed by the Chief Executive of the Group and nominated by the Board of Directors.

Paragraph 1 - The Group's Operating Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors will approve the Internal Regulations of the Group's Operational Committee, which will stipulate rules for calling, installation, voting and frequency of meetings, term of mandates and activities of the President of the Group's Operating Committee, among other matters.

Article 26 – It is incumbent on the Group's Operational Committee:

(a) assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b) identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c) review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic plan and business plan and supervise its execution;

(d) to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e) act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f) promoting the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article 27 – The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii) at least one (1) of them must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by the Brazilian Securities and Exchange Commission (CVM);

(iii) a least one (1) of them shall not be a member of the Company’s Board of Directors; and

(iv) one (1) may accrue the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 – The Audit Committee shall be coordinated by a Chairman designated upon appointing of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 – The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall stipulate rules for convening, installing, voting and periodicity of meetings, terms of office, qualification requirements of its members and activities of the Chairman of the Audit Committee, among other matters.

Paragraph 3 – The Audit Committee shall have its own dedicated budget approved by the Board of Directors, destined to cover expenses for its operation and the contracting of consultants for accounting, legal and other matters, when the opinion of an external or independent expert is required.

Article 28 – The Audit Committee shall:

(ix)       issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(x)       approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(xi)       assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(xii)      assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(xiii)     assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(xiv)     assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(xv)      have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(xvi)     other duties set forth in the Internal Rules of the Audit Committee

SECTION III

FISCAL COUNCIL

Article 29 - The Fiscal Council of the Company, having such powers and duties as set forth by law, shall be composed of three (3) acting members and same number of alternates.

Paragraph 1 – The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 – The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which must set forth that it shall be subject to the commitment clause referred to in article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a) balance sheet;

(b) profit and loss statement;

(c) statement of comprehensive income;

(d) statement of changes in shareholders’ equity;

(e) statement of cash flows;

(f) statement of value added; and

(g) explanatory notes to the financial statements.

Paragraph 2 – The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(iv)       the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(v)       deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(vi)       whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76.)

Paragraph 1 – The General Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 – The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this article is assigned to the shareholders in each year.

Paragraph 3 – The Company may prepare semi-annual or other interim balance sheets, and the Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare an interim dividend from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 – The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND PUBLIC TENDER OFFER (OPA) DUE TO THE ACQUISITION OF A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s Control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or resolutory condition that the purchaser undertakes to carry out the public offering for acquisition of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

TENDER OFFER (OPA) AS A RESULT OF REACHING A RELEVANT INTEREST

Article 33 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (CVM), the regulations of B3 and the terms of this article.

Paragraph 1 – The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition in the OPA of shares issued by the Company.

Paragraph 2 – The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

“OPA Price” ‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article..

“Share Value” means the greatest amount between: (i) the highest unit quote achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) less the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 – The conduct of the OPA referred to in the main section of this article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 – The conduct of the OPA referred to in the main section of this article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened especially to resolve on the OPA.

Paragraph 5 – The Relevant Shareholder shall be obliged to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM) related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 – If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM), if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 – Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this article 34.

Paragraph 8 – The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this article.

Paragraph 9 – The provisions of this article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 – For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 – For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. Examples of a person that acts representing the same interest as the Relevant Shareholder include any person (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Average Consolidated EBITDA of the Company” is the arithmetic means of the Consolidated EBITDA of the Company for the two (2) most recent full fiscal years.

“Consolidated EBITDA of the Company” means the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the audit consolidated financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 – If the regulations of the Brazilian Securities and Exchange Commission (CVM) applicable to the OPA set forth in this article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission (CVM) shall prevail.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, the regulations of the Brazilian Securities and Exchange Commission (CVM) and the applicable regulations of B3.

Sole Paragraph – If the Relevant Shareholder fails to comply with the obligations imposed by this article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 36 – The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 37 - The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 38 – Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, members of Committees and other employees that hold management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 – The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to own benefit thereof or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of its duties; (ii) with bad-faith, gross negligence or upon fraud; or (iii) in its own interest or that of third parties, in violation of the Company’s social interest, it shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 – The indemnification conditions and limits objects of this article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the taking out of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 39 - Situations not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 - The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden to accept and consider any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden to accept and proceed with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph – The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement of the Company, dated September 4, 2019 and filed at the headquarters of Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees.